Follow-Up Materials


06012938

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peugeot SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

FILE NO. 82- 3531 FISCAL YEAR 12-31-94

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/1/06

ANNUAL REPORT 1994

File N° 82-3531

Peugeot SA





















PSA
PEUGEOT
CITROËN

## SUPERVISORY BOARD

**Roland PEUGEOT**
Chairman of the Board

**Bertrand PEUGEOT**
Vice-Chairman

**Pierre BANZET**

**Jean BOILLOT**

**François CEYRAC**

**Jean GANDOIS**

**Jean-Louis MASUREL**

**François MICHELIN**

**Bernard PAGEZY**

**Jean-Paul PARAYRE**

**Antoine PEUGEOT**

**Ernest-Antoine SEILLIÈRE de LABORDE**

**Paul PERRIN**
Advisor to the Supervisory Board

## STATUTORY AUDITORS

**BEFEC-PRICE WATERHOUSE**
**BARBIER FRINAULT & ASSOCIÉS**

## AUXILIARY AUDITORS

**Michael Kean GEARY**
**ACL AUDIT S.A.**

## CONTRACTUAL AUDITORS

**COOPERS & LYBRAND**

## MANAGING BOARD

**Jacques CALVET**
Chairman

**Pierre PEUGEOT**
Managing Director

**Jean BLONDEAU**
Managing Director

## EXECUTIVE MANAGEMENT COMMITTEE

**Jacques CALVET**

**Pierre PEUGEOT**

**Jean BLONDEAU**

**Tristan d'ALBIS**
Public Affairs

**Charles BARTHIER**
Finance Companies

**Jean-Serge BERTONCINI**
Dara Processing

**Alain CORDIER**
Mechanical Engineering, Transport
and Services Division

**Yann DELABRIÈRE**
Finance

**Jean-Yves HELMER**
Automobile Division

**Liliane LACOURT**
Communication

**Patrice de LAGAUSIE**
Legal Affairs

**Jean-Claude MILCENT**
Human Resources

**Dominique SAVEY**
Automobile Division, Deputy

---


**PEUGEOT S.A.**

Incorporated in France with issued capital of 1 751 381 380 French francs

Head Office in Paris 16th - 75, Avenue de la Grande-Armee
R.C.S. Paris B 552 100 554 - Siret 552 100 554 00021
Phone: 33 (1) 40.66.55.11 - Fax: 33 (1) 40.66.54.14


PSA
PEUGEOT
CITROËN

# *Mr. Jacques Calvet's Address to the June 28, 1995 Peugeot S.A. Annual Stockholders' Meeting*

After a very difficult 1993, the European automobile industry saw some signs of a recovery in 1994.

Western Europe's automobile markets showed improvement over the year, but regained less than a third of the ground they lost in 1993. At year end, they were still nearly 12 percent below their 1992 level.

Peugeot and Citroën's market share in Western Europe advanced significantly to 12.8 percent from 12.4 percent in 1993 and 12.1 percent in 1992. This good sales performance was driven by the deployment of our model ranges, which I will discuss in a moment, and by favorable growth trends in our major European markets. Fortunately for us, the markets where Peugeot and Citroën have the strongest penetration did better than the European average.

PSA Peugeot Citroën's financial results, while still far from those recorded in the early 1990s, recovered in 1994, reflecting the quality of the Group's strategy. The 14.3 percent increase in sales to FF 166.2 billion demonstrated our companies' ability to adapt successfully to the moderate upswing in demand.

Our efforts in the areas of quality, productivity, teamwork and cost reduction were evident in the year's results. Operating income amounted to FF 7.3 billion, or 4.4 percent of sales. Working capital provided from operations reached FF 15.2 billion and covered capital expenditure around one and a half times. Net financial debt was cut by more than half and now represents only 14 percent of equity. Net income after minority interests came to FF 3.1 billion or FF 62 per share, after taxes of FF 1.3 billion. In light of this earnings performance, we feel that the Group is in a position to resume dividend payments. We recommend a dividend of FF 6 per share, excluding tax credit, or FF 9 including tax credit.

As you can see from this overview, we have achieved the financial targets that we presented at the previous Stockholders' Meeting.

The first months of 1995 have been shaped by difficult and uncertain economic conditions, which may continue in the next few months, or even the next few years. The current economic and financial environment is not favorable. Political instability in and outside Europe has led to monetary confusion that has shaken the global economy. While the Japanese yen, which has been systematically undervalued for at least a decade, has risen sharply, the US dollar remains very low at a time when the dollar zone is continuously expanding. For Europe, which is now truly a single market, the worst wounds have come from within, with the breakdown of the European Monetary System and competitive devaluations, notably of the Italian lira. Europe will not hold up long if there is not a rapid solution to this problem. As for real interest rates, which are at five to six points in France, they are considerably hampering a recovery in consumer spending and investment—no matter what monetary policy theorists may say.

In 1994, the automobile market was supported by government incentives, notably in France and Spain. While these measures helped sales, they pulled down the product mix by increasing sales of lower-range models. The incentives also contributed to a price war, which has become worrisome in its intensity. Clearly, Europe's governments need to take further measures to stimulate the automobile market, unless they are prepared to accept a further decline in business.

In the first five months of 1995, the Western European passenger car market edged up 0.5% compared with the year-earlier period, while Europe's carmakers expected to see stronger growth. There was no real recovery in the region's five principal markets. For the rest of the year, our production programs—which we recently revised downwards—

are based on a very modest forecast of around one-percent growth in passenger car registrations in Western Europe. Perhaps this forecast is overly optimistic.

Outside Western Europe, the persistent weakness of the US dollar and the impact of Mexico's monetary crisis, particularly in Latin America, are creating a risk of recession in many countries where we have significantly improved our performance in the last few years.

To deal with this situation, the Group has sharpened its strategy, with which you are familiar, and raised its objectives.

Peugeot and Citroën will take action to sustain the level of balance, diversity and coherence achieved in their model ranges in 1994. In 1995, Citroën will follow up on the successful introductions of the Xantia, ZX station wagon, Evasion multipurpose vehicle, and restyled and re-engined versions of the XM with the launch of the Xantia station wagon, which has already been highly acclaimed in the press. Peugeot will build on the momentum created by the deployment of the 306 range, which is currently the most popular car in the M1 segment in Europe, and by the introductions of the restyled and re-engined 605 and of the 806 with a crucial model launch this fall. Lastly, both carmakers will continue to extend their well-equipped, modern light commercial vehicle ranges.

We will enhance the productivity efforts pursued year after year in our plants and throughout the Group, and strengthen our positive and effective partnerships with suppliers to improve productivity, quality and prices and to continuously reduce the cost of tools and equipment.

Peugeot and Citroën are among the top carmakers selling in Europe when it comes to time, cost and quality in developing and manufacturing new models. We have achieved this by organizing dedicated teams made up of Group members and outside equipment makers to manage projects from the earliest stages to final roll-out.

Our primary concern is to ensure that our customers are treated impeccably in our dealership networks and are given excellent quality after-sales service. We have implemented methodologies that allow us to measure customer satisfaction and take immediate action if necessary. We have also improved or created systems to better serve our corporate customers. These efforts are backed by communication actions to strengthen each marque's identity. You already know Citroën's slogan («Discover what Citroën can do for you») ; you will soon discover Peugeot's.

We have made great strides in extending our international presence. Our ambitious goal in this area is for Peugeot and Citroën to progressively make 25 percent of their sales outside Western Europe. Advances in this area include the new phase in Citroën's manufacturing operations in China, Peugeot's recent cooperation agreement in India, our plans to begin production of the 306 in Argentina, and Citroën's negotiations with Proton in Malaysia, which may soon come to a conclusion.

All of the Group's team members are deeply committed and involved in order for us to achieve these ambitious goals. The PSA Peugeot Citroën community demonstrated its dedication at the beginning of the year, when the technical teams pulled together in response to the flooding of the Charleville foundry, and during the 1995 wage negotiations. Employee involvement is also evident every day in the work of our enhancement teams and quality circles, as well in the growing number of employee suggestions and continuously declining absenteeism.

We have made further progress in our long-standing program to improve working conditions by making tasks easier. In particular, we have concentrated on facilitating assembly by working on the design of both vehicles and of their production processes. Our sustained commitment to training, which represents more than four percent of payroll, and our efforts to hire young people, notably through work-study programs, help nurture a sense of co-destiny within our community and prepare us better to respond rapidly to change.

The challenges facing us are clear. The economic and monetary environment and the intense competition in our markets are serious threats. On the other hand, the Group's forward-looking attitude and our employees' strong commitment to achieving our objectives—which I greatly appreciate—are precious, even crucial strengths. As a result, we can face the future with confidence. You, our stockholders, can be sure of it.

# 1994 Annual Report

## Contents



ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING OF JUNE 28, 1995

PSA
PEUGEOT
CITROËN

# KEY FIGURES

**NET SALES**
(in millions of French francs)

*France* *International*


159,976
160,171
155,431
145,431
166,195
85,613
89,213
90,039
83,906
91,631
74,363
70,958
65,392
61,525
74,564
1990
1991
1992
1993
1994

**CASH FLOW AND CAPITAL EXPENDITURE**
(in millions of French francs)

*Cash flow* *Capital expenditure*


16,157
15,139
15,386
15,521
13,709
13,784
8,357
11,265
15,217
10,437
1990
1991
1992
1993
1994

**INCOME/(LOSS) BEFORE TAXES AND NET INCOME/(LOSS)**
(in millions of French francs)

*Income/(Loss) before taxes* *Net income/(loss)*


14,077
9,258
8,474
5,526
4,260
3,372
(2,585)
(1,413)
4,521
3,102
1990
1991
1992
1993
1994

**NET FINANCIAL DEBT AND STOCKHOLDERS' EQUITY**
(in millions of French francs)

*Net financial debt* *Stockholders' equity*


8,278
47,166
9,392
51,718
14,337
53,144
16,672
50,539
7,643
53,524
1990
1991
1992
1993
1994

# Corporate Profile

## 166.2

A private-sector manufacturing corporation, with sales of 166.2 billion French francs and net income of 3.1 billion French francs in 1994.

## 614,300

The largest carmaker on the French market with 614,300 cars registered and a market share of 31.1% of the French automobile market.

## 3rd

Europe's third largest carmaker, with a market share of 12.8%.

## 139,800

employees.

## 10.5

10.5 billion French francs devoted to capital spending and 7.2 billion French francs to Research and Development in 1994.

## 1,989,800

vehicles produced worldwide.

## 2/3

France's leading exporter, with export sales of 74.9 billion French francs. PSA Peugeot Citroën exports nearly two-third of total output.

## 150

Over 150 export markets around the world.

## 22,000

Over 22,000 dealership worldwide.

PSA Peugeot Citroën encompasses two broadline car companies, Automobiles Peugeot and Automobiles Citroën.

These companies benefit from a wide range of industrial, technological and financial synergies which, together, make them Europe's third largest automobile manufacturer.

Each, however, retains its own marque identity, personality and marketing momentum.


1172 W 68

**106**



# AUTOMOBILES PEUGEOT



**205**

## SERVING THE GLOBAL MARKET

Automobiles Peugeot is committed to being one of the world's leading broadline automobile manufacturers, present on all continents and in all market segments. In 1994, 65 percent of production went to markets outside France. Peugeot extended its presence during the year by opening a plant in Egypt to make 405s and another in India to assemble 309s.

The company's dynamic marketing and efficient manufacturing are reflected in products and expertise that satisfy the tastes and requirements of a diverse customer base.

The current model range's six families of passenger cars demonstrate the qualities on which Peugeot's reputation was founded: personality, reliability, comfort, and innovation. All of the models are available in numerous versions to meet the very different driving conditions in the global marketplace. The line-up also includes a full range of utility vehicles, with the Boxer and 205 van.


276 KVX 75

**306**


2510 X 75

**405**

## A STRONG, CAREFULLY DESIGNED LINEUP WITH SHARED FEATURES

**106** Available in 28 three and five-door versions, with gasoline or diesel engines, the 106 family expanded in 1994 to include the 106 Griffe, 106 XSi 105 horsepower and 106 1.5 liter diesel.

**205** The 205, which is available in eleven versions, has shown exceptional staying power in its twelve-year career, with five million cars produced.

**306** The 306 family comprises no less than 43 versions including three and five-door, hatchback, sedan and convertible models with gasoline or diesel engines.

**405** The family was refocused for the 1995 model year on three option packages and five engines.


186 KTR 75

**605**

**605** The 605 has been restyled both inside and out and has new gasoline and turbo-diesel engines.

**806** Introduced in mid-1994, the 806 is available with three option packages, two gas engines and a turbocharged diesel engine.

**Utility vehicles** In 1994, the Company added a range of light commercial vehicles, with the Boxer and 205 van, to this family alongside commercial versions of passengers cars.



**806**



# Automobiles Citroën


CITROËN AX

AX

## A PRODUCT LINE PHILOSOPHY DRIVEN BY A NEW CITROËN SPIRIT

For Automobiles Citroën, the 1995 model year marks an important step in the Company's renewal. The process is shaped by an emphasis on Citroën's identity and personality, notably with a more visible chevron symbol that is better integrated in the front grill. The Company is also involved in continuous efforts to increase customer satisfaction, with comprehensive safety systems and improvements in perceived quality.

Automobiles Citroën offers a diverse and complementary range that responds to the needs of today's driver. The range of family models, in particular, has been considerably enhanced.

Citroën has the strengths to keep customers' loyalty as they grow through the range and to attract new categories of drivers.


CITROËN ZX

ZX



XANTIA

## A COMPREHENSIVE RANGE OF RECENTLY INTRODUCED MODELS

**AX** In July 1994, a new diesel engine (TUD5) was added to the AX range to replace the 1.4D.

**ZX** The ZX line was revamped with a new front and front grill carrying the chevron symbol, as well as a new ribbed hood. Driver air bags are available as an option on all models. The ZX station wagon, which was introduced in January 1994, has enjoyed growing success.

**XANTIA** The entire Xantia range is equipped with chevron-branded front grills and driver air bags as an option. The Xantia Activa, the first car that turns corners without listing, was presented at the Paris World Auto Show in September. The Xantia range has many strengths to attract customers in the upper midrange segment.



XM

**XM** The XM range was restyled in July 1994 with a new dashboard and modified front. The XM has two new engines: 2 liter, 16 valve and 2.5 liter turbo diesel.

**EVASION** The Citroën Evasion range comprises nine models, four of which have been equipped with a 1.9 liter turbo-diesel engine since November 1994.

**Utility vehicles** Available in 14 versions including two family models. The Jumper range comprises 67 models.



EVASION



# RELATED BUSINESSES

In addition to its two core car manufacturers, Automobiles Peugeot and Automobiles Citroën, PSA Peugeot Citroën is also engaged in a number of activities strategically related to the automobile industry.



## MECHANICAL ENGINEERING



**Ecia** manufactures four major families of automotive equipment and components: exhaust systems, driver cockpit assemblies (comprising the dashboard, steering wheel and steering column), seat and safety harness units, and exterior and interior structural components.
Ecia's Peugeot Motocycles subsidiary is France's leading producer of mopeds and scooters.





**Panhard & Levassor** is the world's largest manufacturer of wheeled light armored vehicles.



**SAMM** manufactures high-technology equipment and systems for the aerospace and defense industries.


PRINCIPAUX PRODUITS
MAIN PRODUCTS



**Peugeot Citroën Moteurs** markets Peugeot and Citroën engines, mechanical assemblies and components to outside customers, for a full range of automotive and industrial applications.


TRANSPORTS
GEFCO

## TRANSPORTATION



**Gefco and its subsidiaries** handle the rail, overland, maritime and air transportation of vehicles and goods, both directly and as a forwarding agent (chartering and consolidation).



## FINANCE



**PSA Finance Holding** owns and manages PSA Peugeot Citroën subsidiaries and affiliates involved in the wholesale and retail financing of Group vehicles in France and abroad.
Other **banking and finance companies** include GIE PSA Trésorerie, Socia, Sofib, PSA International S.A. and Peugeot Finance International N.V..

# 1994 Highlights

## A Highly Successful Bond Issue

In March, Peugeot S.A. issued nearly FF 4 billion worth of convertible bonds in order to increase its long-term capital resources. The issue concerned four million bonds with a par value of FF 990. Ten percent of the bonds were reserved for individuals. The issue was a resounding success.



## Market Introductions



The Group launched several new vehicles in 1994. The Peugeot 806 and the Citroën Evasion multipurpose vehicles were added to the broadline ranges. Peugeot extended the 306 line with convertible and four-door sedan versions. The 306 was the second best-selling line in France and the top seller in its segment. The Group also presented new versions of the 605 and the XM. Both have been restyled inside and out and have been equipped with new engines: a 16-valve, 2-liter gasoline engine and the DK5 ATE 2.5-liter turbo-diesel engine. Citroën played to the family car market with the ZX Flash station wagon and spotlighted its technological skills with the Xantia Activa, the first car that turns corners without listing.

## Inauguration of Sevelnord

Sevelnord, the first European manufacturing center for multipurpose vehicles, was inaugurated in May. Located near Valenciennes in Northern France, the center was the first automobile plant to be built in France in twenty years. Sevelnord grew out of a partnership between PSA Peugeot Citroën and Fiat Auto. It will have 3,500 employees at the end of 1995. The two partners invested FF 6 billion in the plant, which produces the Peugeot 806, the Citroën Evasion, the Fiat Ulysse and the Lancia Zeta.



## The Group in China

Peugeot and Citroën are setting up manufacturing facilities that will be able to meet the growing demand for automobiles in China. Citroën signed the second phase of its alliance with Dong Feng Motor Company. By 2000, the annual production capacity is expected to reach 150,000 units.


CITROEN
EUGEOT

More than sixty of the Group's suppliers have initiated partnerships with Chinese manufacturers in order to fulfill requirements concerning the percentage of locally-produced components and to maintain the same level of quality as for vehicles made in Europe.

## GROUP MODELS RECOGNIZED IN 1994



Group models-in particular the Citroën Xantia and the Peugeot 306-received numerous awards in Europe in 1994.
- The Citroën Xantia was chosen « most beautiful car of the year » at the ninth Chamonix automobile festival 1994.
- The prestigious British magazine « What a Car » attributed its « Car of the Year » award to the Peugeot 306.
- The Peugeot Jumper and the Citroën Boxer, which were launched together in February, won the special utility vehicle prize from the French automobile press association.

## ECIA STRENGTHENS ITS POSITION IN GERMANY


Leistritz

Ecia, the Group's automotive equipment manufacturer, purchased all outstanding shares of Germany's Leistritz Abgastechnik from German mechanical engineering firm Leistritz AG. The acquisition made Ecia Europe's leading manufacturer of exhaust systems.

## PEUGEOT IN INDIA

In October, Peugeot signed a cooperation agreement in Bombay with Indian manufacturer Premier Automobile Limited (PAL). The agreement concerns the creation of a private-public partnership that is expected to produce 309 sedans in 1995 in an existing plant in Kalyan, near Bombay.

## ELECTRIC VEHICLES



PSA Peugeot Citroën is deeply involved in the development of electric vehicles. The Group has been carrying out a very enlightening experiment in La Rochelle, France since December 1993 in which consumers, companies and local communities have been using fifty electric Peugeot 106s and Citroën AXs for everyday driving. Series production of these two models has begun on a dedicated assembly line at Euro Automobiles (Heuliez) in the town of Cerizay in western France.

## PROMETHEUS



Prometheus, a major European research program launched in 1986, officially ended in October. As part of this program, which focused on optimizing traffic and safety, PSA Peugeot Citroën presented twelve prototypes that best represented its smart car research. The XM Alto combines all of the systems designed by the Group, including enhanced night vision, lane-keeping support, cooperative driving, vehicle monitoring and autonomous guidance.



## TULIP:
## A NEW CONCEPT IN CITY DRIVING



PSA Peugeot Citroën has presented Tulip, a new urban transportation concept developed in partnership with VIA GTI and Cegelec. The innovative system is designed to extend local communities' public transit solutions for the 21st century. It is built around:

- A network of rental electric mobiles;
- A central control station that manages the system and handles reservations, maintenance and billing;
- An infrastructure comprising stations equipped with a computerized fleet-management system, an automatic recharging system and infrared beacons.

Tulip will be available only to subscribers, whose remote control unit will allow them to use the mobile and communicate with the control station. The unit can also be used as a car phone inside the mobile.
The concept, which complements existing means of urban transportation, combines the advantages of the private car with those of public transit.

## THE PEUGEOT ION



Unveiled at the 1994 Paris Auto Show, the Ion showcases Peugeot's vision of the car of the future. Ion is a purpose-built electric car styled and designed exclusively for the city driving.



Its maneuverability, fully automated operation and comfortable interior are all tailored to appeal to the needs of city drivers.

## THE CITROËN XANAE



With the fully functional Xanae concept car, Citroën is making an important contribution to the development of a new generation of safer, more driver-friendly vehicles. Designed to serve as an extension of the driver's home, the car's innovative, harmoniously styled exterior is combined with an interior compartment focused on driver and passenger comfort.



## A DYNAMIC COMMITMENT TO AUTO-SPORTS

Automobiles Peugeot won eight podium finishes in Formula 1 races in 1994, the first year the company participated in F1 competition. The 405 took the French championship title in super touring.
Automobiles Citroën's double victory in the 1994 Paris-Dakar-Paris rallye won the marque and driver Pierre Lartigue the cross-country rallye World Cup for the second year in a row.


McLaren







914 LCX 75



145 KTR 75

# *Management Review*

In 1994, the economies of Western Europe began to emerge from several years of deep recession. For the automobile industry, the recession years culminated in 1993 with an unprecedented 16.6% decline in new car registrations, taking them back to 1986 levels. All European markets were hit, with the exception of the United Kingdom.

Last year's modest recovery led to a 5.9% increase in registrations, but this growth was largely artificial and very uneven throughout the various national markets. The upturn in the French, Spanish and Danish markets was almost entirely driven by short-term government measures to kick-start the economy, while other major markets such as Germany and Italy showed no signs of a return to growth. The only real indications of a recovery were in Scandinavia.

Competition among manufacturers was exacerbated by the fragility of the automobile markets and the introduction of government « new-for-old » incentives in several countries, leading to an aggressive price war.

The PSA Peugeot Citroën Group demonstrated its resilience by increasing its market share and returning to profit, helped by actions taken in recent years to renew the product ranges, control costs and expand the Group's geographic reach.

On the marketing front, strong demand in the French and Spanish markets, coupled with the success of the Group's new models, fueled an increase in PSA Peugeot Citroën's share of the European passenger car market to 12.8% from 12.4% in 1993. New model launches boosted light commercial vehicle sales, and billings outside Western Europe also increased. All in all, sales by Peugeot and Citroën rose by 12.75% in volume to 1,989,000 vehicles, representing 225,000 more than in 1993.

On the industrial side, the steady pace of new product rollouts was maintained without any lowering of quality standards. Existing product ranges were extended or renewed with the launch of the Citroën ZX station wagon at the beginning of the year, an elegant convertible version of the Peugeot 306 in the spring followed by a 4-door version in the fall, and the restyled Peugeot 605 and Citroën XM with new engines. The Group also successfully pursued the phased rollout of the comprehensive Peugeot Boxer and Citroën Jumper commercial vehicle range and introduced a van version of the Peugeot 205. The highlight of the year was the consecration of our industrial engineering teams' skills with the start-up of production at the new Sevelnord plant in Valenciennes-Hordain. This plant is dedicated to the manufacture of the Peugeot 806 and Citroën Evasion multipurpose vehicles launched in the early summer.

Global output from the Group's plants rose by 13.6% in 1994 to 1,989,800 vehicles. Throughout the year, we demonstrated the high level of flexibility achieved within our manufacturing operations by repeatedly adjusting output to reflect changes in demand and, in particular, the surge in orders fueled by the introduction of government incentives.

Looking further afield, in 1994 we crossed new thresholds in our long-term strategy to raise the proportion of sales outside Western Europe from today's 12% to 25% by the end of the decade. Citroën's joint-venture in China entered a new phase in its development with the launch of a project to raise production capacity to 150,000 vehicles per year, while Peugeot signed an agreement with India's Premier Automobile Group for local production of the 309 as of 1995. Citroën has entered into negotiations in Malaysia with a view to setting up a local assembly plant. And both Peugeot and Citroën registered strong growth in sales and production output in the strategically important South American market.

In terms of financial performance, the Group recovered from its 1993 earnings setback, reporting net income of FF 3.1 billion on sales up 14.3% to FF 166.2 billion. Working capital provided from operations totaled FF 15.2 billion, representing almost double the 1993 level, while capital spending was limited to FF 10.5 billion, reflecting our on-going commitment to controlling unit costs. At the same time, strict control over inventories led to a sharp contraction in working capital requirement, providing scope for a significant reduction in net debt. The Group completed its debt restructuring in March 1994 with a FF 4 billion convertible bond issue and ended the year with a cash surplus.

With the return to profit, the payment of dividends, which was suspended in 1994, will resume this year.

Nineteen ninety-four was also a year of progress in preparing the Group's future.

The programs carried out in prior years to cut production costs were pursued and the target of a further 12% increase in manufacturing productivity was met. Administrative costs were reduced, as were technical costs other than those relating to the development of new models. Purchasing costs also declined, reflecting the benefits of our long-standing policy of working in close partnership with suppliers. This policy has led to the widespread introduction of joint productivity enhancement plans over the last three years. A dedicated team has been set up to monitor trends in the production cost of each model and the achievement of manufacturing efficiencies.

During 1994, the « Product Development Charter » was adopted throughout the Group. This Charter consists of a new approach to product development based on the creation of « platforms » to manage each project and coordinate the activities of the various departments concerned. The benefits are already apparent, in the form of a reduction in design and development lead times. In addition, the experience acquired to date shows that this approach ensures that manufacturing imperatives are taken into account from the outset, while at the same time securing a reduction in tooling and finished product costs without compromising the Group's quality standards.

In the area of marketing, we remain committed to continually enhancing customer service. Within the Peugeot and Citroën networks, new services are being introduced to satisfy consumers' increasingly high expectations. At the same time, a broader approach to serving fleet customers has been implemented or prepared within the French dealer networks, and the Peugeot network will offer customers a new payment method as of mid-1995.

At international level, the Peugeot and Citroën industrial teams are working together to coordinate their numerous development initiatives.

Upstream, PSA Peugeot Citroën maintains a strong commitment to developing advanced technologies. In 1994, as well as pursuing on-the-road testing of electric cars, the Group began offering city traffic control authorities electronic route-planning systems. These systems, which are the fruit of several years of research, are now fully developed.

Since the beginning of 1995, conditions in the automobile market have remained difficult and the outlook is still uncertain. High unemployment in France and other countries of Western Europe continues to dampen consumer spending, and in many cases the situation is exacerbated by political uncertainties. European exchange rates fluctuated wildly in the first few weeks of 1995 and have still not settled down, adding fuel to the fire of trade deficits and creating a major cause for concern in some countries. France is a case in point; the continued decline in revenues from exports to countries with weak currencies, where French products are overpriced, cannot go on for very long without causing serious damage to the economy.

For the first quarter of 1995, the European passenger car market is up 1.5%, PSA Peugeot Citroën registrations totaled 403,300 units a slight 0.6% contraction compared to the prior year period.

Market visibility is relatively limited, but forecasts point to a 2% to 2.5% increase in passenger car registrations in Western Europe in 1995. Most carmakers are engaged in a fierce battle to retain market share by slashing prices and offering special discounts, so that sticker prices are becoming increasingly irrelevant. The resulting free-for-all is currently magnified by the imminent withdrawal of government incentives and the weakening of many currencies.

The Group is mobilizing all of its strengths to meet the challenge of defending its positions and winning market share.

Peugeot and Citroën should succeed in consolidating their positions, by building on their reputation for quality, the range extensions and renewals scheduled for 1995, and an increasingly dynamic marketing approach. The new organizational structures established for manufacturing operations and the solid partnerships established with suppliers will lead to a further reduction in the cost base, thereby enhancing the Group's competitiveness. At the same time, the strong commitment of all the Group's team members will help maintain manufacturing efficiency and flexibility in a period of erratic and unpredictable demand. Lastly, the Group's sound balance sheet will enable us to tackle the challenges of 1995 from a position of strength.

The achievements of the past year would not have been possible without the commitment of the men and women who make up the PSA Peugeot Citroën community. They have worked harder than ever to meet the Group's objectives during this difficult period and we would like to take this opportunity to thank them for their efforts.







# The PSA Peugeot Citroën Group's Businesses

# Automobile Division


PEUGEOT
605
145 KTR 75

The Peugeot 605 range was considerably enhanced in 1995, with interior and exterior restyling that provides a new note of elegance. The range's new engine and transmission will further improve performance.

## BUSINESS REVIEW

### Simultaneous growth in all the major car markets

The global automobile market, which had been wavering between stagnation and decline in the last four years, finally recovered in 1994, helped by simultaneous growth in North America and Europe for the first time since 1988. Passenger car and commercial vehicle registrations advanced by 4.7% to 48.3 million units, almost matching 1989's record high.

The North American market expanded rapidly for the third year running, strengthening its position as the world's largest automotive market with registrations up 7.3% to 16.55 million units.

In Western Europe, passenger car and commercial vehicle registrations totaled 13.7 million units, representing a gain of 4.3%. This contrasted sharply with the 16.6% decline recorded in 1993. However, the turnaround was largely attributable to measures introduced by the French and Spanish governments to boost consumer spending, which were used by carmakers to support their own marketing efforts. The overall performance of the European market was disappointing. Anti-inflationary monetary policies, persistently high unemployment levels and the absence of a clear return to economic growth prevented a return of consumer confidence. The introduction of government incentives fanned the flames of the price war that had developed in previous years, and sticker prices were buried under the flood of escalating special deals.

In February 1994, the French government took steps to help the beleaguered automobile industry by offering a FF 5,000 new-for-old incentive on cars at least ten years old, allowing the early release of funds held in employee-profit sharing plans to finance the purchase of a new car, and raising tax allowances for depreciation on company cars. The Spanish government followed suit in March 1994, by launching the « Renewal Plan », which provided for the payment of a Ptas 100,000 incentive for the trade-in of cars at least ten years old. Another Ptas 70,000 incentive for cars at least seven years old was added in October 1994. In both countries, carmakers backed up these measures by offering their own incentives, fueling a 14.6% increase in French passenger car registrations and a 22% increase in Spanish registrations. The UK market began to recover in 1993 after three years of rapidly falling demand, and this trend continued in 1994, with registrations for the year up 7.5% despite a certain loss of momentum in the second half. The German and Italian markets remained flat. In Scandinavia, registrations surged by a massive 38%, but the market recovered only half of the ground lost during the period of unprecedented decline which followed the boom years of the late 1980s.

In Japan, 1994 marked the end of a three-year period of decline in the automobile market. The recovery was very limited, however, with registrations up only 1% in a 6.52 million vehicle market.

Nineteen-ninety-four was another year of strong growth in Southeast Asia, with registrations up 12.9%; in Australia and New Zealand, up 11.6%; and Latin America, up 6.5%.

In contrast, registrations contracted by 1.5% in Africa, 6% in the Middle East and 10% in Central and Eastern Europe, reflecting the impact on consumer confidence of the economic, political and social problems encountered by many countries in these regions.

### A successful year for the Group's many new models

Nineteen-ninety-four was a successful year for the PSA Peugeot Citroën Group's new and rejuvenated models.

The Peugeot 306 and Citroën Xantia unveiled in the spring of 1993 were the biggest selling models in their respective segments in 1994.

European registrations of the 306 advanced by 79%. By the end of 1993 a wide range of versions was already available in the market; these were followed in the spring of 1994 by a convertible version, and in the fall by a four-door sedan. The range is an outstanding commercial success, winning acclaim for its stylish design-particularly the 306 convertible-and its excellent road handling.

The Citroën Xantia's road handling, design and spacious interior made


EUROPEAN PASSENGER CAR REGISTRATIONS
(in thousands)
1,392.5
1,527.1
839.9
918.9
552.6
608.3
1993
1994
Automobiles Peugeot
Automobiles Citroën

it an immediate success among the public. Sales continued to grow rapidly in 1994, with European registrations up 54% on 1993.

The station wagon versions of the Citroën ZX launched at the beginning of the year helped raise the model's European market share to 20%. Sales in Italy were particularly strong.

At the start of the 1995 model year, which began in the early summer of 1994, the Group unveiled restyled versions of its two top-of-the-range models, the Peugeot 605 and Citroën XM, with new engines including a 2.5 liter turbodiesel. The restyled versions rival the best cars in their segment, and orders grew rapidly in the second half of the year.

In the early summer, Peugeot and Citroën entered a new segment of the market with the launch of the 806 and Evasion multipurpose vehicles (MPVs). The European MPV market grew by 35% between 1992 and 1994, when registrations totaled 156,000 units. Their spacious interiors and excellent road handling ensured that the 806 and Evasion were an immediate commercial success. A total of 17,400 units were sold in 1994 and this volume is expected to triple in 1995.

Peugeot and Citroën also unveiled important new models in the light commercial vehicles segment (less than 5 tons), which accounts for just over 9% of the European market with registrations of 1,214,500 units. The new Jumper and Boxer ranges, which replace the J5 and C25, have been specifically designed to take account of the needs of an increasingly demanding clientele. Peugeot rounded off its offer by launching a 205 van.

### Global sales by Peugeot and Citroën up 12.8%

In 1994, global sales of new vehicles and CKD units by Peugeot and Citroën totaled 1,988,800 units, up 12.8% from 1,763,900 units in 1993. Sales by Peugeot advanced 13.9% to 1,209,200 vehicles and Citroën registrations rose 11.1% to 779,600 vehicles.



**The Peugeot 806 - the perfect family car - received an enthusiastic welcome from customers. It is particularly popular with children, who can be influential in family buying decisions.**


Xantia



For the 1995 model year, the Citroën XANTIA was restyled with chevron-branded front grills. The XANTIA's spacious interior, road handling, and exceptional elegance have put it at the top of its segment.

### A 27.1% increase in sales in France

In France, sales advanced by a strong 27.1% to 733,600 units.

Peugeot and Citroën expanded their share of the passenger car market to 31.1% from 29.7% in 1993, raising the PSA Peugeot Citroën Group to the position of leading manufacturer in its domestic market. The two carmakers' combined passenger car registrations totaled 614,300 units, representing a 20.3% increase in a market up 14.6%.

These results obviously reflect the momentum provided by government incentives, but they are above all evidence of the popularity of all the models in the Peugeot and Citroën ranges. They would not have been achieved without the efforts of the two carmakers and their suppliers to adapt their products and output to changes in demand.

The Group's marketing efforts also helped to secure this very satisfactory performance. New advertising strategies were developed to bring the two brands to the forefront of public awareness, and ambitious programs were launched to enhance all aspects of customer service. Peugeot's Cap Service program is gradually being introduced throughout the French network. And in November 1994, Peugeot and Crédipar announced the formation of Peugeot Parc Alliance, an intercompany joint-venture set up to pool the two companies' resources in order to respond more effectively to the needs of fleet customers, who account for 25% of the French automobile market.

### A 3.5% increase in registrations in the rest of Western Europe

Peugeot and Citroën registrations in the rest of Western Europe totaled 912,700 units, representing a gain of 3.5%. Their combined market share held firm at 9.2%.


1994 WORLDWIDE SALES
(passenger cars and light commercial vehicles, in %)
36.9
12.8
63.1
50.3
France
Western Europe outside France
Abroad
Other countries

The United Kingdom once again represented the two carmakers' leading export market, with passenger car registrations of 231,100 units, up 3.6% on 1993. Their combined market share stood at 12.1% which, although slightly below the previous year's level, is ample evidence of the significant inroads made into the UK market since the end of the 1980s, when the Group's penetration was less than 9%.

In Spain, Peugeot and Citroën were quick to adapt production output to the escalating demand fueled by government incentives. Their combined passenger car registrations totaled 180,500 units, representing a 19.8% increase compared to 1993.

In Germany, the Group experienced a falloff in sales volumes and market share, in the face of a marketing onslaught by German manufacturers anxious to win back their domestic market.

In Italy, the success of the ZX station wagon and the other new models helped to check the erosion of the Group's market share. PSA Peugeot Citroën's activities in this country were, however, penalized by the steady devaluation of the lira accepted by Italy in order to make its products more competitive in the international market.

Peugeot and Citroën both strengthened their positions in Switzerland and Austria, as well as in all the Scandinavian countries.

### PSA Peugeot Citroën's share of the West European market advanced to 12.8%

Taken as a whole, Peugeot and Citroën's 1994 sales performance in Western Europe was encouraging. Passenger car registrations totaled 1,527,100 units. This represented an increase of 9.7% compared to only 5.9% for the market as a whole, raising the Group's market share to 12.8% from 12.4% in 1993.


CITROËN ZX

**The Citroën ZX station wagon combines style, roominess, practicality, safety, superior road handling and driving pleasure. It extends and enhances the ZX model family, whose qualities are widely recognized.**


1172 W 68



**The one millionth Peugeot 106 rolled out of the Mulhouse plant in January 1995. Next up: the introduction of the electric 106.**

In a light commercial vehicle market up 6.1%, Peugeot and Citroën boosted their registrations by 14.5% to 166,700 vehicles, giving them a combined market share of 13.7% versus 12.7% the previous year.

## Further progress in the Group's international development

Expanding beyond the confines of Western Europe is a strategic priority for the Group.

In 1994, 255,000 fully-assembled vehicles and CKD units were sold outside Western Europe, representing an increase of 4.3% compared to 1993, and several promising developments took place or were pursued. In 1994, sales outside Europe accounted for 13% of the Group's total sales volume. The aim is to raise the proportion to 25% by the end of the decade.

Peugeot's and Citroën's biggest non-European markets are South America and the Far East, which offer strong growth potential. The Group is also present in the Mediterranean basin and in Eastern Europe.

In South America, favorable economic conditions helped strengthen the Group's traditional positions in Argentina and Chile. A total of 59,000 fully-assembled vehicles and CKD units were shipped to Argentina - a 23% increase over 1993 - giving Peugeot and Citroën a combined market share of 15%. Deliveries to Chile totaled 8,000 units. Peugeot's industrial presence in Argentina, through Sevel, will help the Group compete more effectively in the broader market created by the Mercosur free trade agreement. In Brazil, where Peugeot and Citroën have only recently established a marketing presence, sales rose from 3,000 units in 1993 to 10,300 in 1994, and further strong growth is expected in 1995.

In the Far East, the two carmakers' industrial and sales joint-ventures developed rapidly.

In China, Guangzhou Peugeot Automobile Company Limited cut back production output in a more difficult business environment. Dongfeng Citroën Automobile Company, on the other hand, actively pursued its development, selling a total of 8,000 locally-produced Citroën ZXs compared to 5,000 in 1993. The new assembly plant in Wuhan is scheduled to come on stream in 1995, followed by the Xiangfan mechanical engineering plant in 1996. The company has decided to launch the next stage of the project, which will raise production output to 150,000 vehicles per year.

In India, a new joint-venture, PAL Peugeot Ltd, has been set up between Automobiles Peugeot and Premier Automobile Ltd to assemble the Peugeot 309 in Kalyan starting in 1995. The objective is to reach an assembly capacity of up to 60,000 vehicles per year.

In Malaysia, Automobiles Citroën has signed a letter of intent with Proton concerning local assembly of a Citroën compact model.

Discussions are also being held in Vietnam.

Peugeot and Citroën are rapidly building their exports to many other countries in the Far East and the Pacific Rim. Shipments to Australia and Malaysia doubled in 1994, to 8,000 units and 3,400 units respectively. Exports to Thailand rose by 8% to 2,500 vehicles, while 4,500 vehicles were shipped to Taiwan. Sales in Japan advanced by 10% to 6,600 units.

Iran Khodro took delivery of 8,400 CKD units shipped by Automobiles Peugeot for local assembly. This was around the same number as in 1993, but the financial problems encountered by Iran since the beginning of 1995 may curtail the country's imports this year.

A total of 4,200 CKD units were shipped to Egypt, where local assembly of the Peugeot 405 and Citroën AX began under license in 1994. Shipments to Morocco increased by 29% to 5,600 vehicles, but sales in Tunisia



**More than half of Peugeot's sales outside of Europe are made in Latin America, notably in Brazil.**





**The private-public Dong Feng Citroën Automobile Company was created to manufacture and sell several passenger car families in China. The first model, the Citroën ZX, has been renamed Fu-Kang for the Chinese market. In the long run, the company will produce 150,000 units per year.**

contracted by 25% to 3,700 units and deliveries to Turkey totaled only 3,200 vehicles, versus 10,700 in 1993. In Nigeria, billings fell to 5,500 units from 7,400 in 1993, due to the country's economic and political difficulties.

Economic difficulties in Central and Eastern Europe weakened demand. Shipments by Peugeot and Citroën fell to 14,000 units from 16,800 in 1993, reflecting lower sales by Citroën in Slovenia-Croatia, where a new structure is due to be set up in connection with the current privatization process. Citroën's long-standing ties with a local manufacturer and distributor, Tovarna Automobilov Cimos-Koper Po, provide a sound basis for the restoration of sales momentum.

## INDUSTRIAL OPERATIONS

### A 13.6% increase in production output by Peugeot and Citroën

In 1994, 1,989,800 vehicles and CKD units rolled off the Peugeot and Citroën production lines, 13.6% more than in 1993. Peugeot produced 1,202,000 units and Citroën 787,800 units, in both cases representing a 13.6% increase on the previous year.

Many new products were launched during the year, and the Group's plants had to display considerable flexibility to cope with sharp fluctuations in demand resulting from the introduction of government incentives.

### Another important year for new product launches

The highlight of the year was the launch of the multipurpose vehicle range shared by Peugeot, Citroën and Fiat, which is produced at the Sevelnord plant. This new facility, which came on stream in early 1994, is the first automobile plant to be built in France in twenty years. Investments in machinery and equipment totaled FF 6 billion. By the end of 1994, 2,700 people had been recruited to work at Sevelnord; the plant should ultimately provide 3,500 jobs.

To ensure the highest standards of quality, production rates are being increased gradually. A total of 27,600 vehicles rolled off the production line in 1994, and the number is expected to triple in 1995.

Other rollouts included the restyled Peugeot 605 manufactured in Sochaux, the restyled Citroën XM manufactured in Rennes, the 4-door version of the 306 manufactured in Poissy and Ryton, and the new generation 2.5 liter diesel engines combined with a new gear box.



The XM range was updated in July 1994 with a restyled exterior and an extensively modified interior that includes a new dashboard and new passenger restraint systems. The XM also has two new multivalve engines, one gasoline and the other turbo diesel.

### Flexible production

Production programs at all the Group's plants were adjusted repeatedly during the year to take account of sharp swings in demand. Daily output fluctuated by some 30% - and more for some models - between the slackest period, at the beginning of 1994, and the peaks observed in the spring or the latter part of the year, depending on the model.

Despite these challenges, the Group met its objectives in terms of supply logistics, productivity and quality, demonstrating the high degree of flexibility achieved at its plants and the quality of its relations with suppliers.

### Increased focus on reducing production costs

In 1994, the Group stepped up its efforts to reduce production costs and further improve manufacturing efficiency.

Industrial productivity - measured in terms of labor costs, overhead and structural costs - increased by 12% in 1994, in line with the Group's target. Production output rose by 13.6% while the number of employees in the automobile division was reduced by 5,000 persons or 3.9%.

Further concerted action was taken with suppliers and Sogedac to pare down purchasing costs, helped by the productivity plans launched in prior years. In 1994, suppliers improved their productivity by around 5%, leading to lower average purchasing costs for the Group.

A new program has been launched to trim the cost base for existing models. Each mass-produced model is now monitored by a « costing manager » supported by Automotive Research offshoots. The costing manager's role is to validate proposals designed to cut technical costs. This program generated significant savings in 1994, and the targets set for 1995 are even more ambitious.

In 1994, the range of measures implemented to enhance manufacturing productivity, reduce purchasing costs and achieve technical cost savings led to a reversal of the steady upward trend in the average cost base for Peugeot and Citroën models.

At the same time, further progress was made in the area of logistics. The Group met and subsequently surpassed its target of a 25-day lead time for the manufacture and delivery of vehicles to customers. Faster flow-through rates also contributed to the achievement of the Group's overall objective of lowering its cost base.

### Extension of the project-based organization structure

In 1994, a new approach to research and development was adopted throughout the Group to reduce time to market and improve new product quality. Under the new approach, the development of each vehicle or component is treated as a specific project. A project platform is set up, comprising representatives of all the departments involved, in order to more effectively coordinate the development effort. The approach is backed up by exacting targets in terms of capital costs,


WORLDWIDE PRODUCTION
(passenger cars and light commercial vehicles, in thousands of units)
1,751.6
1,058.1
693.5
1993
1,989.8
1,202.0
787.8
1994
Automobiles Peugeot
Automobiles Citroën

development and launch expenses, and manufacturing costs.

The benefits are already apparent, in the form of significantly lower capital and development costs for the new models to be rolled out in 1995.

### Cost-effective plant modernization

Since 1991, the Group has been steadily lowering the unit cost of its capital spending programs. This process continued in 1994 with a further 7.7% reduction. Capital spending by the Automobile Division totaled FF 9,839 million, to which was added the Group's FF 2,284 million share in capital spending by companies at equity.

Two industrial development projects carried out in 1994 are worth highlighting.

For several years, the Group has been working to improve its paint-spraying operations, in order to enhance the quality of its vehicles' finish and comply with future solvent emissions standards. The new Sevelnord paintshop, the start-up of primer-spraying activities in Sochaux, the forthcoming installation of new finishing lines in Rennes and the launch of a major project to build a new gloss paintshop in Poissy illustrate the magnitude of the programs undertaken.

At the Mulhouse foundry, significant savings in manufacturing ranges for the production of cogwheels and transmission components will be achieved through the installation of a continuous cutting, heating and stamping line.



**At the Sevelnord plant in Valenciennes, northern France, the paint shop has integrated the results of years of research to improve the quality of our vehicles' finish. The facility was designed to meet future standards concerning solvent effluents.**

## RESEARCH AND DEVELOPMENT

### Further technological advances

In 1994, Group research and development spending rose by 4.8% to FF 7,188 million, representing 4.3% of sales. The Automobile Division's share of the total was FF 6,779 million.

As well as working on product launches, the Automotive Research and Technology Division and the Scientific Affairs Division initiated or pursued research programs covering a wide range of areas.

The launch of the Xantia Activa, equipped with a revolutionary, new generation active suspension system, consolidated PSA Peugeot Citroën's technological advance in the area of suspension systems.

Peugeot and Citroën also made important strides in perfecting their electric engine technology. Both carmakers will include electric cars in their line-up in mid-1995.

In October 1994, PSA Peugeot Citroën unveiled a range of « smart car » prototypes developed within the framework of the European Prometheus project. The aim of this project is to improve road safety and traffic flows by using electronic systems to help drivers avoid congested routes.

At the October 1994 Paris World Auto Show, the Group presented two concept cars: the Peugeot Ion, an electric vehicle for urban use, and the Citroën Xanae, with a revolutionary passenger compartment layout. Both vehicles were very favorably received.

On the sporting front, Citroën won the ATV manufacturers' cup with the ZX Rallye-Raid for the second year running and continued to develop specific challenges for young people. Peugeot chose to focus on supertourism car racing, winning its first French championship in this segment. Peugeot also turned its attention to Formula 1 racing in partnership with MacLaren, reaching the podium eight times in its first season.

**INF-FLUX : A EUROPEAN FIRST**

In the autumn of 1994, PSA Peugeot Citroën presented a new traffic information system called Inf-Flux. Around one hundred Peugeot and Citroën car owners are currently testing the system in Paris and the greater Paris area. Inf-Flux uses the most advanced electronics and information system technology to provide drivers with continuously updated traffic information.

The data, which are displayed on an onboard terminal, concern:

- Events that can hamper smooth traffic flows such as traffic jams, accidents, road work, bad weather, demonstrations and official processions;
- Estimated travel time (as is already displayed on electronic signboards on the Paris beltway);
- Traffic conditions, neighborhood by neighborhood.

Inf-Flux is a European first. It makes driving safer by reducing stress, and more efficient by saving time and money. Inf-Flux is also good for the environment because it helps cut down on low-speed driving. The system could shift from the experimental stage to full operation in 1996. It is one of a range of traffic assistance systems developed by PSA Peugeot Citroën. Other innovations include onboard navigation, with guidance and suggested itinerary systems, and interactive automobiles that can communicate with smart infrastructure.

# MECHANICAL ENGINEERING AND SERVICES DIVISION



Ecia uses quality meetings to optimize the choice of solutions. Cross-functional teams employ such tools as value analysis, experience planning and AMDEC, and define ways to obtain and control quality. The company works closely with suppliers on its progress plans.

### Further growth in Ecia's automotive equipment sales

Ecia's business expanded by 9,6 % in 1994 based on a comparable group structure. Including Germany's Leistritz Abgastechnik, which became a wholly-owned subsidiary on April 22, 1994, the increase came to 21.8%. Consolidated sales totaled FF 8,298 million, of which FF 6,908 million from the automotive equipment business and FF 1,390 million from Peugeot Motocycles. Ecia ended the year with consolidated net income of FF 306 million.

The group maintained its strategic focus on three core product families: exhaust systems, seat units and plastic components.

The acquisition of Leistritz Abgastechnik has made Ecia European leader in exhaust systems, and will open up new avenues of growth. On the sales front, Ecia will add German manufacturers Audi, Mercedes, Opel and Volkswagen to its customer list. The tie-up will also enable the group to organize its manufacturing operations more efficiently across its various plants.

In 1994, the Plastic Products Division entered two new major product markets, as it was selected to supply dashboards and radiator grills for the multipurpose vehicles manufactured at the Sevelnord plant and front ends for the Audi A4 assembled at the Ingolstadt facility in Bavaria.

In the safety equipment segment, production of air bags began at the joint Ecia and Autoliv plant in Valentigney.

During the year, Ecia set up a Chinese joint-venture, Tongda Automotive Components, in Hubei province. The decision to expand into China was made in line with Ecia's policy of accompanying carmakers outside Europe-a key criterion for selection as a supplier-and it has already led to a build up in local sales, to Audi in particular. Other projects are under consideration, including the creation of a joint-venture with a Chinese partner to manufacture automotive equipment and plastic products.

## New scooter range launched by Peugeot Motocycles

The new Buxy, Zenith and Speedake scooters were successfully launched in France and the other two leading European markets, Italy and Spain.

This new range, which replaces the « SV » range, has enabled Peugeot Motocycles to consolidate its leadership of the French market and to strengthen its position in Italy, despite the unfavorable currency impact in Southern Europe. Sales of the new models have also offset the effects of the steady decline in the moped market.

In Germany, the distribution agreement signed with Hercules fueled strong sales growth in 1994.

## Further diversification of Gefco's customer-base and increased operating efficiency

In 1994, Gefco and its subsidiaries were kept busy delivering cars and replacement parts to the Peugeot and Citroën dealer network and ferrying products between plants.

The group also further increased the volume of transport services supplied to companies outside PSA Peugeot Citroën, despite the generally depressed economic conditions. The subsidiaries in Spain, the United Kingdom and Benelux, which specialize in making cross-border deliveries within the European Union, were the largest contributors to growth.

Gefco significantly reduced its cost base by using its resources more efficiently, negotiating the best possible prices with other carriers and strictly controlling internal costs. As a result, it was able to lower its charges to Peugeot and Citroën.

The success of Gefco's unremitting efforts to improve the quality of its services was demonstrated in 1994 with ISO 9002 certification for the group's car transport services, warehousing services for just-in-time delivery and road tanker rental services for dangerous substances.

**ZENITH, BUXY AND SPEEDAKE**



The Group introduced an exciting new range of scooters in 1994. The Zenith, Buxy and Speedake models have an innovative style and are fun to drive. They were an immediate hit with the public both in and outside France. Thanks to their successful introduction, Peugeot Motocycles increased its sales by 20.5 percent to FF 1,395 million.

These developments combined to generate a 6.3% increase in Gefco's consolidated sales to FF 6,966 million. Net income totaled FF 244 million, representing 3.5% of sales.

### New European cooperation agreements signed by SCMPL and SAMM

Sales by Société des Constructions Mécaniques Panhard & Levassor (SCMPL) held firm at FF 429 million, despite persistently depressed conditions in the French and international defense equipment markets.

In 1994, a major advance was made in the Franco-German program for the development of the VBM/GTK modulable armored vehicle, with the signature of an agreement between Panhard, Giat Industries, Krauss Maffei and Mercedes Benz. This vehicle is designed primarily for troop transport.

Société d'Applications des Machines Motrices (SAMM) posted sales of FF 308 million, up 11.6% compared to 1993.

In a very depressed aeronautical market, SAMM continued to contribute to the main programs set up by the Airbus consortium. The company was also selected alongside Liebherr Aerotechnik to supply electrical-input servo-commands for the NH90 troop transport helicopter and for the EC120 light 1.5 ton helicopter developed in cooperation with China and Singapore. In the military equipment segment, SAMM stepped up its deliveries of oleo-pneumatic suspensions for Leclerc tanks. The company also has plans to enter the automotive equipment market, with the manufacture of hydraulic and electronic systems for racing cars.

### Peugeot Citroën Moteurs' sales top FF 1 billion

With deliveries of almost 100,000 engines and gearboxes, Peugeot Citroën Moteurs posted 1994 sales of FF 1,108 million, representing an increase of 50% compared to 1993.

The company's success in adapting PSA Peugeot Citroën engines to meet the needs of other carmakers and agricultural equipment manufacturers in Europe, America and Asia should ensure that this level of sales is sustained.

# Human Resources



PSA Peugeot Citroën is deeply committed to training. It puts a priority on enhancing operators' professionalism and multifunctional flexibility.

**Human resources adapted to reflect productivity gains**

As of December 31, 1994, the Group's fully consolidated subsidiaries employed a total of 139,800 persons, including the 1,100 employees of Leistritz Abgastechnik, which was fully consolidated by Ecia during the year. Compared to year-end 1993, the total number of Group employees decreased by 4,100 persons or 5,200 based on a comparable structure.

The decline in headcount stemmed primarily from the restructuring operations carried out in response to the compelling need for PSA Peugeot Citroën to lower its cost base in order to remain competitive.

The Group actively plans its human resources needs over the long term, and has successfully avoided mass layoffs. Wherever possible, staff cutbacks are implemented by offering employees incentives to leave or through early retirement or phased early retirement programs.

In order to gear production to fluctuating demand, certain plants were again idled, although to a lesser extent than in 1993.

### A more active recruitment policy

The Group continued to recruit in 1994, focusing mainly on the under-26 category. A total of 1,250 young people were taken on by Group companies in 1994, and a similar number is expected to be recruited in 1995.

Sevelnord built up its workforce to keep pace with the development of the new Valenciennes-Hordain plant. As of December 31, 1994, the company had 2,720 employees, 954 of whom were transferred from other Group companies.

### Steady progress in training and skills development

A strong commitment to training is essential to help staff keep up with the rapid development of new processes, create the necessary flexibility, and adapt skill profiles to take account of the introduction of new organization structures and new technologies. The Group is committed to increasing efficiency, streamlining chains of command, simplifying its structures, improving manufacturing processes through the introduction of just-in-time techniques, and developing cross-functional organization structures requiring a high level of interdepartmental cooperation. To achieve these goals, each employee needs to acquire an even greater degree of professionalism and multi-functional flexibility.

**TRAINING AT AUTOMOBILES PEUGEOT AND AUTOMOBILES CITROËN**

(in %)


4.1
2.0
1984
1994

The percentage of payroll devoted to training has doubled in ten years. The national average for all professions combined is 3.2 percent.

All team members, be they machine operators, foremen, engineers or executives, must be given training opportunities to enable them to acquire or develop the necessary skills and knowledge for their current positions and to prepare them for future technical and organizational changes.

For this reason, the companies in the PSA Peugeot Citroën Group continued to invest heavily in training in 1994, with budgets in excess of 4% of payroll. Courses were organized on a wide variety of topics, ranging from general education and basic scientific and technical training to new technologies, quality assurance and marketing techniques. Specific programs were also organized to provide production line training in preparation for the new product rollouts.

Employees whose jobs were being eliminated were offered training in new skills to help them find alternative employment. These measures were supported by the creation of specific structures, such as « Peugeot Développement » and « Citroën Superforce », to promote inward investment and business development initiatives in regions where the Group's main production facilities are located.

The Group also pursues an active career management policy and has set up a team of human resources professionals to help employees identify training and promotion opportunities. In the last ten years, the proportion of unskilled workers employed by the Automobile Division has fallen from 57% to 44%, while the proportion of skilled workers has risen from 18% to 25%, the proportion of engineers from 9% to 13% and the proportion of executives from 4% to 8%.

## Controlled growth in salary costs

Total wages and benefits paid by the Group in 1994 amounted to FF 30,360 million. Despite the lower incidence of plant idling, this represented an increase of only 0.8% compared to 1993, reflecting staff cutbacks.

Wage negotiations conducted with employee representatives resulted in average pay rises of 2.7%, including merit increases.

## An active commitment to employee safety

All the Group companies have always shown a strong commitment to employee safety and working conditions.

Accident prevention begins with the design of new plant and equipment and continues with the definition of annual safety objectives, training in accident prevention, the development of ergonomic applications and the implementation of major safety awareness programs. These initiatives benefit from the active involvement of staff at all levels in the organization.

Automobiles Peugeot and Automobiles Citroën have one of the finest records within the metalworking industry for the prevention of industrial accidents and illnesses.

**SUGGESTIONS**

Automobiles Peugeot and Automobiles Citroën


128,765
114,630
97,306
78,434
1991
1992
1993
1994

■ Number of suggestions since 1991.

In 1994, the number of suggestions increased by 12.3 percent from 1993 and by 64.2 percent from 1991.





**At the end of 1994, the Group had 1,250 young people under the age of 26 in work study programs or technical schools.**

# FINANCIAL SERVICES AND FINANCE


PEUGEOT
306 berline ...ESSAYEZ-LA!

PSA Finance Holding's subsidiaries finance Peugeot and Citroën sales in the principal European markets.

### Strong growth in retail financing

PSA Finance Holding has subsidiaries in ten European countries. They provide wholesale loans to Peugeot and Citroën dealers to finance their inventories of new and used cars and replacement parts, plus an array of retail loans and leasing products for the dealers' customers, who represent the final buyers in the chain.

In France, Crédipar's partnership ties with the Peugeot and Citroën dealer networks were strengthened during 1993 with the launch of « Peugeot Financement » and « Citroën Financement ». In 1994, Crédipar and Peugeot coordinated their marketing strategies by creating Peugeot Parc Alliance, an intercompany partnership set up to pool the resources of the manufacturer and the finance company in order to offer a range of products and services that more effectively meet the needs of fleet customers. Peugeot Parc Alliance should help to significantly increase the brand's penetration of the fleet market. A similar structure will be set up with Citroën. This new approach to the fleet market may also lead to other developments in 1995, in the international market.

The range of services offered by PSA Finance Holding's international subsidiaries was extended in 1994:

- In the United Kingdom, a new policy was introduced for the distribution of leasing products among Citroën customers and a new financing product was launched for customers interested in low installments.
- In Portugal, the group took advantage of the lifting of restrictions on credit sales by extending its financing activities to the Peugeot dealer network in early 1995.
- In Austria, a retail financing business was set up.

Average wholesale loans made to French dealers by Sofira declined, reflecting the growth in car sales and the corresponding increase in inventory turnover rates. Outside France, average wholesale loans held firm.

The volume of retail loans financed by Crédipar in France rose by 26%. Crédipar significantly increased its market share among Peugeot retail customers and it also benefited from the growth in sales by Peugeot and Citroën. Outside France, penetration rates contracted slightly from the exceptionally high level attained in 1993 with the help of massive promotional campaigns supported by Peugeot and Citroën. Loan originations for the year were largely unchanged from 1993.

At year-end 1994, the combined wholesale and retail loanbooks of the PSA Finance Holding Group, including Crédipar which is accounted for at equity, stood at FF 56.1 billion, representing a 7.9% increase compared to the end of 1993. PSA Finance Holding Group ended the year with net income of FF 768 million versus FF 765 million in 1993.





**In France, Crédipar's partnership ties with the Peugeot and Citroën dealer networks have been strengthened with the creation of two specific units: «Peugeot Financement» and «Citroën Financement».**

## A year of increased activity in the international financial markets

PSA Peugeot Citroën raises funds on the financial markets through several specialized subsidiaries.

The cash surpluses and domestic currency financing needs of the Group's French subsidiaries are managed by GIE PSA Trésorerie, which raises funds on the markets through a FF 8.5 billion commercial paper program. The French subsidiaries' interest rate positions are managed by Socia. Commercial banking services are supplied by a subsidiary of Socia, Sofib, which primarily operates on behalf of Peugeot and Citroën dealers in France.

Foreign currency transactions and hedging operations are carried out on behalf of all Group companies by Geneva-based PSA International S.A., which posted net income of CHF 33 million in 1994.

Most of the financing needs of PSA Finance Holding's foreign subsidiaries are supplied by Peugeot Finance International N.V., based in the Netherlands. Peugeot Finance International N.V. has launched several foreign currency commercial paper programs in Belgium, the United Kingdom and elsewhere. In 1994, it carried out various private placements in Luxembourg for a total of LUF 5.6 billion. In March 1994, PSA Finance Holding and Peugeot Finance International N.V. launched a joint USD 500 million Euro-Medium-Term-Notes program to raise longer-term funding on the international markets. Take-up of the issues has been satisfactory, and by year-end 1994, USD 268 million worth of notes had been placed. Peugeot Finance International N.V. reported net income of NLG 16.9 million in 1994.

# Financial Results



In 1994, PSA Peugeot Citroën's international sales again confirmed the Group's position as France's leading exporter.

**A return to profit in 1994**

In 1994, the Group returned to profit after a temporary swing to a loss in 1993 caused by the unprecedented decline in the European automobile market, coupled with the effects of the currency devaluations of late 1992 and early 1993.

Sales advanced by 14.3% to FF 166.2 billion, operating income reached FF 7.3 billion, representing 4.4% of sales, and net income for the year totaled FF 3.1 billion or FF 62 per share.

The return to profit reflects strong growth in production output and sales, but it also demonstrates the magnitude of efforts made throughout the organization to contain operating costs. During the year, the Group achieved further gains in productivity and lowered its purchasing costs by working in partnership with its suppliers. It also kept selling expenses under control despite fierce competition in the market.

## A stronger financial position

PSA Peugeot Citroën significantly strengthened its financial position in 1994, raising net assets to FF 53.5 billion or FF 1,070 per share.

Working capital provided from operations totaled FF 15.2 billion, representing 9.2% of sales. Capital expenditures were covered in full by cash flow and the working capital requirement was reduced by FF 4.6 billion. The Group's net financial indebtedness was cut by half to FF 7.6 billion at December 31, 1994, representing 14% of consolidated stockholders' equity. After taking into account the various financial operations carried out in 1994, including the March 1994 FF 4 billion convertible bond issue at an interest rate of only 2%, the Group ended the year with positive net cash and cash equivalents of FF 1.3 billion.

The consolidated financial statements and notes are presented in the section entitled « Legal and Financial Statements » at the end of this report. They are preceded by management's discussion and analysis of the results for the year.

# PEUGEOT S.A.



The return to profit in 1994 will allow the Group to resume payment of a dividend.

### Parent company earnings

Peugeot S.A. is the PSA Peugeot Citroën Group's central holding company. It is not directly engaged in any manufacturing or marketing operations. It coordinates and supervises the activities of its subsidiaries and supplies a range of corporate services to all the Group companies, for which it is paid a fixed fee. Its assets consist of shares in its direct subsidiaries, real estate assets and cash.

Peugeot S.A.'s unconsolidated earnings declined significantly in 1994, reflecting the decrease in dividends received from other Group companies as a direct result of the extremely difficult trading conditions experienced by the Group's Automobile Division in 1993. Net income totaled FF 1,372 million versus FF 2,105 million the previous year.

### Dividend

The PSA Peugeot Citroën Group incurred a significant loss in 1993, due to the unprecedented decline in the European automobile market. As a result, the Company decided not to pay any dividend for that year.

With the Group's return to profit, the Management Committee decided to recommend the payment of a dividend of FF 6.00 per share this year, despite the continued lack of market visibility. The total payout amounts to FF 9.00 per share including the tax credit.

The following table shows the dividends paid in the last three years:

| | 1991 | 1992 | 1993 |
|---|---|---|---|
| Number of shares outstanding | 49,836,481 | 49,962,620 | 50,033,736 |
| Net dividend | FF 13.00 | FF 10.00 | – |
| Tax credit | FF 6.50 | FF 5.00 | – |
| Gross dividend | FF 19.50 | FF 15.00 | – |

## Supervisory Board

At the Annual Stockholders' Meeting, the terms of two members of the Supervisory Board, Roland Peugeot, Chairman, and Jean Boillot, were renewed for a further period of six years, expiring at the Stockholders' Meeting to be called to approve the accounts for the year 2000.

## Auditors

Befec-Mulquin & Associés, one of the Company's auditors, has been merged into Befec-Price Waterhouse. The Annual Stockholders' Meeting took note of this change and appointed Befec-Price Waterhouse as Auditor for the remainder of Befec-Mulquin & Associés' term, expiring at the Stockholders' Meeting to be called to approve the 1998 accounts.

## Financial authorizations

Five financial authorizations were submitted to the Annual Stockholders' Meeting for approval.

The first of these, which was the subject of the eighth resolution, renews the authorization given to the Management Committee at the previous Annual Stockholders' Meeting to trade in Peugeot S.A. shares on the open market. In order to stabilize the market price, Peugeot S.A. is authorized to purchase its own stock up to a maximum of 5,000,000 shares, corresponding to roughly 10% of total capital. The maximum purchase price was set at FF 1,500 and the minimum selling price at FF 500 per share, unchanged from the previous authorization. This authorization is valid for a period of eighteen months. No recent purchases or sales of shares had been carried out and at December 31, 1994 the Company did not hold any of its own shares.

The other authorizations concern the issue of securities.

The first of these, which was the subject of the seventh resolution, renews on identical terms the authorization to issue bonds given to the Management Committee at the June 26, 1991 Annual Stockholders' Meeting. Under the terms of this authorization, the Management Committee may issue bonds, at its discretion, on one or several occasions, in French francs, foreign currencies or ECUS, up to a maximum nominal amount of FF 4 billion. The bonds may be secured or unsecured and the interest rate, repayment terms and life of the bonds will be determined by the Management Committee. The authorization also covers the issue of subordinated perpetual bonds. It is valid for five years, expiring on June 28, 2000.

The other authorizations were granted in accordance with the quorum and majority vote requirements applicable to Extraordinary Stockholders' Meetings and concerned the issue of shares and share equivalents.

New rules have been introduced in the law of August 8, 1994 which considerably simplify the presentation of this type of authorization. In the past, the Extraordinary Stockholders' Meeting gave a blanket authorization to the Management Committee to issue shares and share equivalents and this was then broken down into specific authorizations to issue various types of securities, the duration of which depended on the type of financial instruments concerned. The new law authorizes stockholders to give a blanket authorization for a standard period of 26 months, whatever the financial instruments to be issued. However, a separate resolution is required for authorizations to issue shares without pre-emptive subscription rights.

The new authorizations given at the 1995 Annual Stockholders' Meeting renew earlier authorizations on identical terms.

The first of these, which was the subject of the ninth resolution, consists of a blanket authorization given to the Management Committee to issue shares





**At the Paris World Auto Show, Citroën presented the XANTIA Activa, the first car that turns corners without listing thanks to Citroën's active lateral control system. By adjusting instantly to road contours, this system rationalizes driving around curves and allows drivers to fully benefit from the vehicle's potential.**

and share equivalents, including Peugeot S.A. shares, Peugeot S.A. stock warrants, bonds with stock warrants, convertible bonds or other share equivalents. The Management Committee may also increase the capital by capitalizing reserves, profits or additional paid-in capital and issuing bonus shares or raising the par value of existing shares.

The authorization is valid for a period of 26 months expiring on September 28, 1997.

Shares issued pursuant to this authorization will carry the same rights as existing shares, except as regards the cum dividend date.

The securities issued pursuant to this authorization may not result in the capital being increased to more than FF 4 billion, the same limit as under the previous authorization.

In addition, in the case where the authorization is used to issue convertible bonds, bonds with stock warrants or other debt securities, the additional debt assumed by the Company may not exceed FF 4 billion, this ceiling being determined separately from the ceiling on issues of straight bonds authorized in the seventh resolution.

The resolution also stipulates that in the case of a share issue with pre-emptive subscription rights, any shares not subscribed by stockholders exercising their pre-emptive rights are to be offered to the other stockholders who have taken up their share of the issue, and that if any shares have not been taken up under this process, the Management Committee may, at its discretion, either limit the issue to the number of shares subscribed, or allocate the remaining shares as it


5498 W 75



**This new four-door sedan version of the Peugeot 306 extends Peugeot's broadest and most diversified model range. In 1994, the Peugeot 306 was the second-best selling car in the French market and the best-seller in its segment.**

thinks fit or offer them to the public. In the case of a capital increase carried out by capitalizing reserves, profits or additional paid-in capital, rights to fractions of shares will not be transferable and will be sold, and the proceeds from the sale will be allocated among the holders of said rights.

The second authorization, which is the subject of the tenth resolution and is covered by a special report issued by the Auditors, concerns issues of shares and share equivalents without pre-emptive subscription rights. The ceilings are the same as in the first authorization.

The sole purpose of asking the stockholders to waive their pre-emptive subscription rights is to enable the Management Committee to move as quickly as possible to place new debt or equity securities on the international markets. Existing shareholders would obviously still be able to subscribe. Moreover, since the shares would be issued at a price as close as possible to their market price at the time, the value of the subscription right would at best be negligible. By law, any securities issued without pre-emptive subscription rights will have an issue price at least equal to the average of the prices quoted for Peugeot S.A. shares on the Paris Bourse over ten consecutive trading days selected from among the twenty trading days preceding the date of issue.

All these authorizations are designed to give the Management Committee full scope to issue securities in order to strengthen the stockholders' equity and long-term capital of the Company and the Group. They represent an authorization in prin-





**The Citroën EVASION has been available with a turbo-diesel engine since November 1994. The new version's main features - low fuel consumption and reduced operating noise - provide attractive savings and riding pleasure for all types of driving.**

ciple and do not correspond to any specific project. PSA Peugeot Citroën currently has stockholders' equity of FF 53.5 billion, representing seven times the Group's net financial indebtedness. The Group's debt was restructured in 1994 through the issue of convertible bonds offering a very low yield to maturity. We nevertheless consider it essential to be in a position to act quickly to seize any opportunities that may arise or to cope with any unforeseen developments.

The last authorization, which is the subject of the eleventh resolution, renews for a one-year period the full discretionary powers previously granted to the Management Committee to increase the capital while a takeover bid is in progress, provided that the projected share issue is not restricted.


PEUGEOT
306
GR A

**New at the Paris World Auto Show: the Peugeot 306 Maxi. The car, which should be approved in June, will participate in the 1995 French Rallye Championship.**

# Statistics

## EUROPEAN PASSENGER CAR REGISTRATIONS

| (passenger cars) | 1994 | 1993 | 1992 |
|---|---|---|---|
| France | **1,972,900** | 1,721,200 | 2,105,700 |
| Austria | **273,700** | 285,200 | 320,000 |
| Belgium-Luxembourg | **416,400** | 405,100 | 503,400 |
| Denmark | **139,700** | 82,000 | 83,700 |
| Finland | **67,200** | 55,800 | 68,500 |
| Germany | **3,209,200** | 3,194,200 | 3,929,600 |
| Greece | **109,600** | 147,800 | 199,100 |
| Ireland | **80,400** | 64,200 | 68,400 |
| Italy | **1,649,500** | 1,695,400 | 2,372,400 |
| Netherlands | **433,900** | 391,900 | 492,000 |
| Norway | **85,100** | 60,800 | 59,400 |
| Portugal | **233,300** | 242,700 | 277,000 |
| Spain | **907,300** | 743,900 | 982,000 |
| Sweden | **156,400** | 124,400 | 154,200 |
| Switzerland | **268,000** | 259,500 | 289,100 |
| United Kingdom | **1,910,900** | 1,778,400 | 1,593,600 |
| **TOTAL EUROPE** (17 countries) | **11,913,500** | 11,252,500 | 13,498,100 |
| **Europe - Outside France** | **9,940,600** | 9,531,300 | 11,392,400 |

## EUROPEAN LIGHT COMMERCIAL VEHICLE REGISTRATIONS

| (light commercial vehicles) | **1994** | 1993 | 1992 |
|---|---|---|---|
| France | **290,500** | 255,000 | 322,200 |
| Austria | **20,900** | 21,200 | 22,500 |
| Belgium-Luxembourg | **31,700** | 31,400 | 36,700 |
| Denmark | **20,600** | 21,700 | 20,200 |
| Finland | **3,800** | 4,200 | 9,100 |
| Germany | **184,100** | 176,300 | 223,000 |
| Greece | **14,900** | 18,800 | 28,900 |
| Ireland | **13,000** | 10,500 | 11,700 |
| Italy | **100,600** | 108,300 | 147,300 |
| Netherlands | **42,300** | 60,800 | 79,400 |
| Norway | **26,700** | 21,500 | 18,600 |
| Portugal | **98,100** | 78,600 | 78,300 |
| Spain | **161,300** | 157,000 | 221,700 |
| Sweden | **7,200** | 6,000 | 9,000 |
| Switzerland | **14,700** | 12,100 | 15,200 |
| United Kingdom | **184,100** | 161,600 | 171,200 |
| **TOTAL EUROPE** | **1,214,500** | 1,145,000 | 1,415,000 |

## EUROPEAN PASSENGER CAR REGISTRATIONS BY MANUFACTURER

| (passenger cars) | **1994** | | 1993 | | 1992 | |
|---|---|---|---|---|---|---|
| | **Units** | **Market share in percent** | Units | Market share in percent | Units | Market share in percent |
| Automobiles Peugeot | **918,900** | **7.7** | 839,900 | 7.5 | 993,400 | 7.4 |
| Automobiles Citroën | **608,300** | **5.1** | 552,600 | 4.9 | 645,200 | 4.8 |
| **PSA Peugeot Citroën** | **1,527,200** | **12.8** | 1,392,500 | 12.4 | 1,638,600 | 12.2 |
| Volkswagen Group | **1,887,000** | **15.8** | 1,834,600 | 16.3 | 2,367,000 | 17.5 |
| General Motors Group | **1,538,600** | **12.9** | 1,465,600 | 13.0 | 1,669,000 | 12.4 |
| Ford Group | **1,393,100** | **11.7** | 1,291,900 | 11.5 | 1,514,000 | 11.2 |
| Renault Group | **1,305,700** | **11.0** | 1,195,700 | 10.6 | 1,432,400 | 10.6 |
| Fiat Group | **1,285,900** | **10.8** | 1,173,400 | 10.4 | 1,591,100 | 11.8 |
| BMW-Rover | **776,300** | **6.5** | 727,400 | 6.5 | 776,200 | 5.8 |
| Mercedes | **419,300** | **3.5** | 354,700 | 3.2 | 411,100 | 3.1 |
| Volvo | **200,300** | **1.7** | 171,600 | 1.5 | 200,600 | 1.5 |
| Japanese marques | **1,302,900** | **10.9** | 1,381,100 | 12.3 | 1,598,200 | 11.8 |
| Koreans | **104,100** | **0.9** | 93,400 | 0.8 | 87,100 | 0.7 |
| Other marques | **142,600** | **1.2** | 137,800 | 1.2 | 211,100 | 1.6 |

## PSA PEUGEOT CITROËN: EUROPEAN PASSENGER CAR REGISTRATIONS

| (passenger cars) | 1994 | | 1993 | | 1992 | |
|---|---|---|---|---|---|---|
| | Units | Market share in percent | Units | Market share in percent | Units | Market share in percent |
| France | **614,300** | **31.1** | 510,500 | 29.7 | 639,400 | 30.4 |
| Austria | **21,300** | **7.8** | 21,200 | 7.5 | 22,200 | 7.0 |
| Belgium-Luxembourg | **57,000** | **13.7** | 54,900 | 13.6 | 71,600 | 14.2 |
| Denmark | **20,700** | **14.8** | 12,200 | 14.8 | 10,300 | 12.3 |
| Finland | **5,600** | **8.4** | 3,900 | 6.9 | 3,900 | 5.7 |
| Germany | **143,200** | **4.5** | 164,000 | 5.1 | 177,000 | 4.5 |
| Greece | **12,300** | **11.3** | 17,000 | 11.5 | 22,400 | 11.2 |
| Ireland | **5,600** | **7.0** | 4,400 | 6.9 | 4,600 | 6.7 |
| Italy | **116,000** | **7.0** | 114,300 | 6.7 | 168,200 | 7.1 |
| Netherlands | **52,600** | **12.1** | 51,200 | 13.1 | 54,300 | 11.0 |
| Norway | **7,600** | **8.9** | 4,800 | 8.0 | 4,400 | 7.5 |
| Portugal | **31,000** | **13.3** | 34,000 | 14.0 | 44,900 | 16.2 |
| Spain | **180,500** | **19.9** | 150,700 | 20.3 | 203,100 | 20.7 |
| Sweden | **7,200** | **4.6** | 5,400 | 4.3 | 4,900 | 3.2 |
| Switzerland | **21,100** | **7.9** | 20,400 | 7.9 | 19,000 | 6.6 |
| United Kingdom | **231,100** | **12.1** | 223,600 | 12.6 | 188,400 | 11.8 |
| **TOTAL EUROPE** | **1,527,100** | **12.8** | 1,392,500 | 12.4 | 1,638,600 | 12.1 |
| **Europe - Outside France** | 912,800 | 9.2 | 882,000 | 9.3 | 999,200 | 8.8 |

## PSA PEUGEOT CITROËN: EUROPEAN LIGHT COMMERCIAL VEHICLE REGISTRATIONS

| (light commercial vehicles) | 1994 | | 1993 | | 1992 | |
|---|---|---|---|---|---|---|
| | Units | Market share in percent | Units | Market share in percent | Units | Market share in percent |
| France | **104,500** | **36.0** | 81,100 | 31.8 | 105,000 | 32.6 |
| Austria | **1,400** | **6.5** | 1,600 | 7.5 | 1,700 | 7.4 |
| Belgium-Luxembourg | **4,300** | **13.7** | 4,700 | 14.9 | 6,600 | 17.9 |
| Denmark | **1,000** | **4.7** | 750 | 3.4 | 700 | 3.6 |
| Finland | **—** | **—** | 20 | 0.4 | 300 | 2.8 |
| Germany | **7,100** | **3.9** | 7,200 | 4.1 | 10,100 | 4.6 |
| Greece | **100** | **0.4** | 50 | 0.3 | 100 | 0.3 |
| Ireland | **1,000** | **7.6** | 700 | 6.6 | 1,200 | 10.0 |
| Italy | **2,900** | **2.9** | 2,900 | 2.7 | 3,400 | 2.3 |
| Netherlands | **2,100** | **4.9** | 4,600 | 7.5 | 6,800 | 8.6 |
| Norway | **850** | **3.1** | 850 | 3.9 | 800 | 4.6 |
| Portugal | **8,900** | **9.1** | 8,900 | 11.3 | 9,500 | 12.1 |
| Spain | **24,300** | **15.1** | 23,800 | 15.2 | 39,400 | 17.8 |
| Sweden | **—** | **—** | 100 | 1.6 | 300 | 3.6 |
| Switzerland | **500** | **3.7** | 500 | 4.1 | 600 | 3.9 |
| United Kingdom | **7,700** | **4.2** | 7,800 | 4.9 | 7,600 | 4.4 |
| **TOTAL EUROPE** | **166,650** | **13.7** | 145,570 | 12.7 | 194,100 | 13.7 |

# AUTOMOBILES PEUGEOT: EUROPEAN PASSENGER CAR REGISTRATIONS

| (passenger cars) | 1994 | | 1993 | | 1992 | |
|---|---|---|---|---|---|---|
| | **Units** | **Market share in percent** | Units | Market share in percent | Units | Market share in percent |
| France | **369,600** | **18.7** | 314,600 | 18.3 | 406,500 | 19.3 |
| Austria | **12,200** | **4.5** | 12,000 | 4.2 | 12,200 | 3.8 |
| Belgium-Luxembourg | **32,700** | **7.9** | 32,500 | 8.0 | 39,800 | 7.9 |
| Denmark | **11,600** | **8.3** | 6,400 | 7.8 | 6,100 | 7.3 |
| Finland | **3,700** | **5.5** | 2,800 | 5.0 | 3,400 | 4.9 |
| Germany | **94,400** | **2.9** | 100,200 | 3.1 | 113,000 | 2.9 |
| Greece | **6,000** | **5.5** | 8,800 | 6.0 | 10,800 | 5.4 |
| Ireland | **3,600** | **4.5** | 3,200 | 5.0 | 3,400 | 5.0 |
| Italy | **68,900** | **4.2** | 73,100 | 4.3 | 105,800 | 4.5 |
| Netherlands | **32,700** | **7.5** | 30,500 | 7.8 | 33,600 | 6.8 |
| Norway | **4,900** | **5.7** | 3,400 | 5.5 | 3,200 | 5.3 |
| Portugal | **15,800** | **6.8** | 16,300 | 6.7 | 18,300 | 6.6 |
| Spain | **97,900** | **10.8** | 77,000 | 10.4 | 97,200 | 9.9 |
| Sweden | **4,000** | **2.5** | 3,000 | 2.4 | 3,200 | 2.1 |
| Switzerland | **14,200** | **5.3** | 13,400 | 5.2 | 12,900 | 4.5 |
| United Kingdom | **146,600** | **7.7** | 142,700 | 8.0 | 124,000 | 7.8 |
| **TOTAL EUROPE** | **918,800** | **7.7** | 839,900 | 7.5 | 993,400 | 7.4 |
| **Europe - Outside France** | **549,200** | **5.5** | 525,300 | 5.5 | 586,900 | 5.2 |

# AUTOMOBILES CITROËN: EUROPEAN PASSENGER CAR REGISTRATIONS

| (passenger cars) | 1994 | | 1993 | | 1992 | |
|---|---|---|---|---|---|---|
| | **Units** | **Market share in percent** | Units | Market share in percent | Units | Market share in percent |
| France | **244,600** | **12.4** | 195,800 | 11.4 | 232,900 | 11.1 |
| Austria | **9,100** | **3.3** | 9,200 | 3.2 | 10,100 | 3.2 |
| Belgium-Luxembourg | **24,300** | **5.8** | 22,400 | 5.5 | 31,800 | 6.3 |
| Denmark | **9,100** | **6.5** | 5,800 | 7 | 4,200 | 5 |
| Finland | **2,000** | **2.9** | 1,100 | 1.9 | 600 | 0.8 |
| Germany | **48,700** | **1.5** | 63,800 | 2 | 64,000 | 1.6 |
| Greece | **6,300** | **5.8** | 8,200 | 5.6 | 11,600 | 5.8 |
| Ireland | **2,000** | **2.5** | 1,200 | 1.9 | 1,200 | 1.7 |
| Italy | **47,100** | **2.9** | 41,300 | 2.4 | 62,400 | 2.6 |
| Netherlands | **19,900** | **4.6** | 20,800 | 5.3 | 20,700 | 4.2 |
| Norway | **2,700** | **3.2** | 1,500 | 2.4 | 1,300 | 2.2 |
| Portugal | **15,100** | **6.5** | 17,700 | 7.3 | 26,600 | 9.6 |
| Spain | **82,600** | **9.1** | 73,700 | 9.9 | 105,800 | 10.8 |
| Sweden | **3,200** | **2.1** | 2,300 | 1.9 | 1,600 | 1 |
| Switzerland | **7,000** | **2.6** | 7,000 | 2.7 | 6,100 | 2.1 |
| United Kingdom | **84,500** | **4.4** | 80,800 | 4.5 | 64,400 | 4 |
| **TOTAL EUROPE** | **608,200** | **5.1** | 552,600 | 4.9 | 645,300 | 4.8 |
| **Europe - Outside France** | **363,600** | **3.7** | 356,800 | 3.7 | 412,400 | 3.6 |

# WORLDWIDE SALES

| (passenger cars and light commercial vehicles) | 1994 | 1993 | 1992 |
|---|---|---|---|
| **WESTERN EUROPE** | | | |
| **France:** | | | |
| Peugeot | **429,500** | 327,500 | 436,800 |
| Citroën | **304,100** | 249,700 | 270,100 |
| **PSA Peugeot Citroën** | **733,600** | 577,200 | 706,900 |
| **Western Europe - Other countries:** | | | |
| Peugeot | **584,600** | 543,500 | 617,400 |
| Citroën | **415,600** | 398,600 | 458,900 |
| **PSA Peugeot Citroën** | **1,000,200** | 942,100 | 1,076,300 |
| **TOTAL WESTERN EUROPE** | | | |
| Peugeot | **1,014,100** | 871,000 | 1,054,200 |
| Citroën | **719,700** | 648,300 | 729,000 |
| **PSA Peugeot Citroën** | **1,733,800** | 1,519,300 | 1,783,200 |
| **OUTSIDE WESTERN EUROPE** | | | |
| **Eastern Europe:** | | | |
| Peugeot | **13,800** | 20,000 | 14,600 |
| Citroën | **7,900** | 10,200 | 6,300 |
| **PSA Peugeot Citroën** | **21,700** | 30,200 | 20,900 |
| **Africa:** | | | |
| Peugeot | **24,100** | 22,300 | 30,600 |
| Citroën | **9,400** | 6,900 | 8,200 |
| **PSA Peugeot Citroën** | **33,500** | 29,200 | 38,800 |
| **America:** | | | |
| Peugeot | **98,700** | 71,000 | 58,900 |
| Citroën | **11,200** | 7,900 | 7,600 |
| **PSA Peugeot Citroën** | **109,900** | 78,900 | 66,500 |
| **Asia - Pacific area:** | | | |
| Peugeot | **39,900** | 59,400 | 56,800 |
| Citroën | **21,400** | 19,300 | 14,900 |
| **PSA Peugeot Citroën** | **61,300** | 78,700 | 71,700 |
| **Special registrations:** | | | |
| Peugeot | **18,600** | 18,200 | 19,400 |
| Citroën | **10,000** | 9,400 | 13,100 |
| **PSA Peugeot Citroën** | **28,600** | 27,600 | 32,500 |
| **TOTAL OUTSIDE OF WESTERN EUROPE** | | | |
| Peugeot | **195,100** | 190,900 | 180,300 |
| Citroën | **59,900** | 53,700 | 50,100 |
| **PSA Peugeot Citroën** | **255,000** | 244,600 | 230,400 |
| **TOTAL ABROAD** | | | |
| Peugeot | **779,700** | 734,400 | 797,700 |
| Citroën | **475,500** | 452,300 | 509,000 |
| **PSA Peugeot Citroën** | **1,255,200** | 1,186,700 | 1,306,700 |
| **TOTAL WORLDWIDE** | | | |
| Peugeot | **1,209,200** | 1,061,900 | 1,234,500 |
| (including small collections) | **(40,300)** | (41,700) | (26,500) |
| Citroën | **779,600** | 702,000 | 779,100 |
| **PSA Peugeot Citroën** | **1,988,800** | 1,763,900 | 2,013,600 |

## WORLDWIDE PRODUCTION BY MODEL*

| (passenger cars and light commercial vehicles) | 1994 | 1993 | 1992 |
|---|---|---|---|
| **Automobiles Peugeot** | | | |
| 106 | **340,800** | 274,450 | 299,600 |
| 205 | **146,600** | 113,000 | 358,200 |
| 305 | **—** | 50 | 300 |
| 306 | **380,850** | 256,900 | 2,800 |
| 309 | **300** | 25,100 | 133,400 |
| 405 | **214,300** | 258,400 | 297,200 |
| 504/Paykan | **45,550** | 57,600 | 66,400 |
| 505 | **9,600** | 24,600 | 29,200 |
| 605 | **19,050** | 19,600 | 30,600 |
| 806 | **10,900** | — | — |
| P4 | **—** | — | 600 |
| J5 | **4,150** | 20,500 | 33,800 |
| J9 | **2,900** | 7,600 | 6,700 |
| Boxer | **27,000** | 300 | — |
| **Total** | **1,202,000** | 1,058,100 | 1,258,800 |
| (diesel engines vehicles) | **(546,900)** | (394,400) | (442,300) |
| (passenger cars) | **(1,104,400)** | (978,500) | (1,145,800) |
| (light commercial vehicles) | **(97,600)** | (79,600) | (113,000) |
| **Automobiles Citroën** | | | |
| AX | **198,700** | 179,100 | 253,500 |
| ZX | **251,600** | 226,800 | 290,400 |
| BX | **100** | 15,800 | 92,500 |
| Xantia | **214,700** | 184,500 | — |
| CX | **—** | — | — |
| XM | **20,600** | 21,000 | 43,500 |
| Evasion | **7,200** | — | — |
| C15 | **71,900** | 53,300 | 89,000 |
| C25 | **2,700** | 12,800 | 22,100 |
| C35 | **—** | — | — |
| Jumper | **20,300** | 200 | — |
| **Total** | **787,800** | 693,500 | 791,000 |
| (diesel engines vehicles) | **(410,500)** | (317,100) | (361,800) |
| (passenger cars) | **(694,500)** | (625,800) | (696,500) |
| (light commercial vehicles) | **(93,300)** | (67,700) | (94,500) |
| **Total PSA Peugeot Citroën** | **1,989,800** | 1,751,600 | 2,049,800 |
| (diesel engines vehicles) | **(957,400)** | (711,500) | (804,100) |
| (passenger cars) | **(1,798,900)** | (1,604,300) | (1,842,300) |
| (light commercial vehicles) | **(190,900)** | (147,300) | (207,500) |
| Including Peugeot small collections | **39,600** | 41,700 | 26,500 |

*Number of vehicles shipped out of all production sites.

## PRODUCTION IN FRANCE BY MODEL*

| (passenger cars and light commercial vehicles) | **1994** | 1993 | 1992 |
|---|---|---|---|
| **Automobiles Peugeot** | | | |
| 106 | **340,700** | 274,600 | 299,600 |
| 205 | **147,700** | 113,200 | 356,200 |
| 306 | **382,100** | 256,100 | 2,800 |
| 309 | **200** | 25,000 | 133,200 |
| 405 | **210,300** | 258,200 | 296,200 |
| 504 | **7,500** | 18,800 | 30,700 |
| 505 | **7,500** | 24,800 | 30,200 |
| 605 | **19,000** | 19,500 | 30,600 |
| 806 | **10,900** | — | — |
| P4 | — | — | 600 |
| J9 | — | 50 | 6,600 |
| **Total** | **1,125,900** | 990,250 | 1,186,700 |
| (diesel engine vehicles) | **(513,800)** | (349,700) | (412,500) |
| **Automobiles Citroën** | | | |
| AX | **199,600** | 178,900 | 253,700 |
| ZX | **253,100** | 224,300 | 289,900 |
| BX | **100** | 15,800 | 92,600 |
| Xantia | **215,000** | 184,500 | — |
| XM | **20,600** | 21,000 | 43,500 |
| Evasion | **7,200** | — | — |
| C15 | **71,100** | 54,000 | 88,500 |
| **Total** | **766,700** | 678,500 | 768,200 |
| (diesel engine vehicles) | **(388,300)** | (303,600) | (340,900) |
| **Total PSA Peugeot Citroën** | **1,892,600** | 1,668,750 | 1,954,900 |
| (diesel engine vehicles) | **(902,100)** | (653,300) | (753,400) |

*N.B.: Production statistics by country cannot be totalled as such because of PSA Peugeot Citroën Group inter-company supplies of vehicles to be assembled abroad.

## PRODUCTION IN SPAIN BY MODEL*

| (passenger cars and light commercial vehicles) | 1994 | 1993 | 1992 |
|---|---|---|---|
| **Peugeot-Talbot España** | | | |
| 205 | **36,700** | 58,000 | 113,700 |
| 306 | **80,200** | 21,600 | — |
| **Total** | **116,900** | 79,600 | 113,700 |
| (diesel engines vehicles) | **(82,900)** | (40,700) | (36,900) |
| **Citroën Hispania** | | | |
| AX | **122,200** | 68,300 | 40,800 |
| ZX | **90,100** | 89,700 | 97,500 |
| BX | **—** | — | 4,500 |
| C15 | **68,900** | 50,700 | 84,400 |
| **Total** | **281,200** | 208,700 | 227,200 |
| (diesel engines vehicles) | **(142,400)** | (105,600) | (115,100) |
| **Total PSA Peugeot Citroën** | **398,100** | 288,300 | 340,900 |
| (diesel engines vehicles) | **(225,400)** | (146,300) | (152,000) |

## PRODUCTION IN UNITED KINGDOM BY MODEL*

| (passenger cars and light commercial vehicles) | 1994 | 1993 | 1992 |
|---|---|---|---|
| **Peugeot-Talbot Motor** | | | |
| 306 | **75,300** | 51,800 | — |
| 405 | **—** | 21,300 | 85,500 |
| **Total** | **75,300** | 73,100 | 85,500 |
| (diesel engines vehicles) | **(42,000)** | (37,400) | (42,800) |

## PRODUCTION IN PORTUGAL BY MODEL*

| (passenger cars and light commercial vehicles) | 1994 | 1993 | 1992 |
|---|---|---|---|
| **Citroën Lusitania** | | | |
| AX | **14,000** | 12,000 | 12,100 |
| (diesel engines vehicles) | **(5,000)** | (4,200) | (4,100) |

*N.B.: Production statistics by country cannot be totalled as such because of PSA Peugeot Citroën Group inter-company supplies of vehicles to be assembled abroad.

# PRODUCTION ORGANIZATION

(as at December 31, 1994)

| Facilities | Production activity | Daily output | Employees |
|---|---|---|---|
| **• PEUGEOT** | | | |
| **FRANCE** | | 4,130 | 51,066 |
| Sochaux | 205, 306, 405, 605 | 1,450 | 19,417 |
| Mulhouse | 106 | 1,530 | 10,934 |
| Poissy | 306 | 1,150 | 9,805 |
| Vesoul | Spare parts CKD Shipments | — | 2,586 |
| Lille | Diesel engines | — | 296 |
| Sept-Fons | Smelting works | — | 715 |
| Dijon | Steering systems | — | 697 |
| Saint-Etienne | Mechanical components | — | 203 |
| Cergy-Pontoise et Melun-Sénart | Peugeot and Citroën spare parts | — | 1,268 |
| U.M.V. - S.M.A.N. (Usines Mécaniques de Valenciennes) | Gear boxes | 4,500 | 1,594 |
| F.V.M. - S.F.M.E. (Fonderie Villers la Montagne) | Aluminium castings for transmissions, engines and clutches | — | 358 |
| Headquarters and others | | — | 3,193 |
| **ABROAD** | | 1,060 | 10,989 |
| Villaverde (Spain) | 205, 306 | 460 | 5,358 |
| Ryton (United Kingdom) | 306 | 600 | 5,631 |
| **• CITROËN** | | | |
| **FRANCE** | | 2,045 | 28,917 |
| Rennes | Xantia, XM | 1,065 | 10,270 |
| Aulnay | AX, ZX, ZX Station wagon | 980 | 5,447 |
| Rennes la Barre-Thomas | Rubber - Elastomer parts | — | 1,749 |
| Caen | Axles, transmission systems | — | 2,245 |
| Charleville | Smelting works and aluminium | — | 2,015 |
| Asnières | Cutting hydraulics | — | 705 |
| Saint-Ouen | Stamping | — | 711 |
| Meudon | Mechanical equipments | — | 599 |
| Headquarters, Vélizy and others | | — | 5,176 |
| **ABROAD** | | 1,317 | 6,981 |
| Vigo (Spain) | AX, ZX, C15 | 1,260 | 6,595 |
| Mangualde (Portugal) | AX | 57 | 386 |

**PEUGEOT AND CITROËN JOINT PLANTS**
(as at December 31, 1994)

| Facilities | Production | Daily output* | Employees |
|---|---|---|---|
| **S.M.A.E. (Société Mécanique Automobile de l'Est)** | | | |
| Metz-Borny Plant | Gear boxes | 4,700 | 1,779 |
| Trémery Plant | Fuel and diesel engines | 5,000 | 3,186 |
| 50% Automobiles Citroën | | | |
| 50% Automobiles Peugeot | | | |

**JOINT PLANTS WITH OTHER CAR MANUFACTURERS**
(as at December 31, 1994)

| Subsidiaries | Production | Daily output* | Employees |
|---|---|---|---|
| **FRANCE** | | | |
| **Française de Mécanique** | Smelting | | 4,680 |
| 50% Automobiles Peugeot | (Crankshafts, Cylinder liners) | | |
| 50% Renault | Engines: | | |
| | TU + TUD | 3,750 | |
| | J | 690 | |
| | DK | 195 | |
| **Société Franco-Suédoise - PRV** | Engines: | | |
| 50% Automobiles Peugeot | V6 | 77 | |
| 50% Renault | | | |
| **Société de Transmissions Automatiques** | Automatic gearboxes | | 937 |
| 20% Automobiles Peugeot | Transmission 4x4 | | |
| 80% Renault | Pumps | | |
| | Bevel gears | | |
| **Sevelnord Valenciennes - Hordain** | | Yearly output: | 2,720 |
| 30.77% Automobiles Peugeot | Peugeot 806 | 130,000 | |
| 19.23% Automobiles Citroën | Citroën Evasion | | |
| 50% Fiat | Fiat Ulysse | | |
| | Lancia Zeta | | |
| **ABROAD** | | | |
| **Società Europea Veicoli Leggeri (Italie)** | Light commercial vehicles: | Yearly output: | 4,159 |
| 25% Automobiles Peugeot | Peugeot Boxer | 190,000 | |
| 25% Automobiles Citroën | Citroën Jumper | | |
| 50% Fiat | Fiat Ducato | | |

* Daily output measured on the volume of working days.

## WORKFORCE*

| | 1994 | 1993 | 1992 |
|---|---|---|---|
| Peugeot S.A. | 400 | 400 | 400 |
| **Automobile Activity** | | | |
| Automobiles Peugeot Group: | | | |
| - Automobiles Peugeot | 51,100 | 54,100 | 55,500 |
| - French subsidiaries | 4,900 | 5,100 | 7,500 |
| - Foreign subsidiaries | 13,200 | 13,800 | 14,600 |
| | 69,200 | 73,000 | 77,600 |
| Automobiles Citroën Group: | | | |
| - Automobiles Citroën | 28,900 | 29,800 | 31,100 |
| - French subsidiaries | 4,800 | 4,900 | 5,000 |
| - Foreign subsidiaries | 12,000 | 12,100 | 12,400 |
| | 45,700 | 46,800 | 48,500 |
| Other companies | 8,400 | 8,500 | 8,650 |
| **Total Automobile Activity** | 123,300 | 128,300 | 134,750 |
| **Mechanical Engineering and Services Activities** | 16,100 | 15,200 | 15,650 |
| **Total PSA Peugeot Citroën Group** | 139,800 | 143,900 | 150,800 |
| Including: | | | |
| - France | 112,100 | 116,800 | 122,650 |
| - Abroad | 27,700 | 27,100 | 28,150 |

* Headcount of fully consolidated companies as at December 31, 1994.

## CAPITAL EXPENDITURES

| (in millions of French francs) | 1994 | 1993 | 1992 |
|---|---|---|---|
| **Automobile Activity** | | | |
| - Automobiles Peugeot | 5,918 | 5,743 | 6,813 |
| - Automobiles Citroën (y compris S.M.A.E.) | 3,914 | 4,914 | 6,212 |
| - Other companies (Sogedac) | 7 | 7 | 8 |
| **Total Automobile Activity** | 9,839 | 10,664 | 13,033 |
| **Mechanical Engineering and Services Activities** | 618 | 601 | 751 |
| **Total PSA Peugeot Citroën Group** | 10,457 | 11,265 | 13,784 |
| PSA Peugeot Citroën share of companies accounted for by the equity method | 2,284 | 2,112 | 1,839 |
| **GRAND TOTAL** | 12,741 | 13,377 | 15,623 |

# AUTOMOBILE DIVISION ORGANIZATION CHART
(as at December 31, 1994)


100%
AUTOMOBILES PEUGEOT
FRANCE
50%
50%
FRANÇAISE DE MECANIQUE
100%
TALBOT
100%
IMMOBILIERE DE L'ALLAN
50%
50%
100%
99%
REGIE NATIONALE DES USINES RENAULT
SOCIETE FRANCO-SUEDOISE DES MOTEURS
SOCIETE COMMERCIALE AUTOMOBILE
TALBOT ET CIE
80%
20%
99.61%
SOCIETE DE TRANSMISSIONS AUTOMATIQUES
SOCIETE DE DISTRIBUTION ET D'EXPLOITATION D'AUTOMOBILE SODEXA
26 RETAIL DISTRIBUTION SUBSIDIARIES
50%
COMPAGNIE GENERALE DE CREDIT AUX PARTICULIERS CREDIPAR
50%
PEUGEOT PARC ALLIANCE
FIAT S.p.A.
EUROPE
99.97%
100%
HISPANOMOCION S.A. (Spain)
100%
PEUGEOT TALBOT ESPAÑA S.A. (Spain)
PEUGEOT TALBOT MOTOR COMPANY PLC (United Kingdom)
70%
93.25%
100%
100%
PEUGEOT PORTUGAL AUTOMOVEIS S.A. (Portugal)
S.A. ESPAÑOLA DE AUTOMOVILES PEUGEOT (Spain)
ROBINS AND DAY Ltd (United Kingdom)
TALBOT EXPORTS Ltd (United Kingdom)
100%
100%
100%
100%
PEUGEOT TALBOT DEUTSCHLAND GmbH (Germany)
PEUGEOT COMMERCIAL PAPER GmbH (Germany)
REALTAL U.K. Ltd (United Kingdom)
PROPTAL U.K. Ltd (United Kingdom)
100%
99.94%
100%
100%
PEUGEOT TALBOT AUSTRIA GmbH (Austria)
PEUGEOT TALBOT AUTOMOBILI ITALIA (Italy)
PEUGEOT TALBOT NEDERLAND N.V. (Netherlands)
PEUGEOT TALBOT SUISSE S.A. (Switzerland)
99.99%
100%
100%
PEUGEOT TALBOT SERVICE N.V. (Belgium)
100%
PEUGEOT TALBOT BELGIQUE S.A. (Belgium)
PEUGEOT HUNGARY (Hungaria)
PEUGEOT POLSKA (Poland)
OTHER CONTINENTS
100%
70%
91.32%
96.92%
PEUGEOT MOTORS OF AMERICA INC. (United States)
PEUGEOT DO BRASIL AUTOMOVEIS Ltda (Brazil)
AUTOMOTORES FRANCO CHILENA S.A. (Chile)
8.68%
PEUGEOT CHILE S.A. (Chile)
22%
50%
40%
51%
GUANGZHOU PEUGEOT AUTOMOBILE COMPANY Ltd (China)
INCHCAPE PEUGEOT JAPAN (Japan)
PEUGEOT AUTOMOBILE NIGERIA Ltd (Nigeria)
PEUGEOT EGYPTE SAE (Egypt)
20%
12.12%
90.70%
34.28%
STE MAROCAINE DE CONSTRUCTION AUTOMOBILE SOMACA (Morocco)
STE DE PROMOTION INDUSTRIELLE ET AUTOMOBILE AU MAROC SOPRIAM (Morocco)
PEUGEOT ALGERIE (Algeria)
STE TUNISIENNE AUTOMOBILE FINANCIERE IMMOBILIERE ET MARITIME STAFIM (Tunisia)
Industrial companies
Distribution companies
Other companies


PEUGEOT S.A.
100%
AUTOMOBILES CITROËN
85%
35%
SOGEDAC SOCIETE GENERALE D'ACHATS
100%
STE DE CONSTRUCTION D'EQUIPEMENTS DE MECANISATIONS ET DE MACHINES - SCEMM
99.94%
STE D'OUTILLAGE GENERAL APPLIQUE AUX MOULES ET MODELES - SOGAMM
GIE PSA PEUGEOT CITROËN
98.12%
CITER
99.96%
SOCIETE COMMERCIALE CITROËN
50%
SOCIETE MECANIQUE AUTOMOBILE DE L'EST
50%
100%
CITROËN PARIS
99.95%
CITROËN FELIX FAURE
30.77%
19.23%
SOCIETE EUROPEENNE DE VEHICULES LEGERS DU NORD SEVELNORD
50%
99.40%
CITROËN CHAMP DE MARS
25%
50%
25%
SOCIETÀ EUROPEA VEICOLI LEGGERI-SEVEL S.p.A. (Italy)
95.54%
CITROËN ITALIA S.p.A. (Italy)
100%
CITROËN (SUISSE) S.A. (Switzerland)
99.98%
AUTOMOVEIS CITROËN S.A. (Portugal)
94.34%
CITROËN HISPAÑIA S.A. (Spain)
50%
50%
A.B. AUTOGRUPPEN CITROËN, PEUGEOT, TALBOT (Sweden)
100%
CITROËN BELUX (Belgium)
100%
SOCIETE BELGE DES AUTOMOBILES CITROËN (Belgium)
14.50%
17.91%
20%
CITROËN LUSITANIA S.A. (Portugal)
100%
CITER HISPAÑIA S.A. (Spain)
99.97%
CITROËN U.K. Ltd (United Kingdom)
99.60%
CITROËN NEDERLAND B.V. (Netherlands)
99.96%
COMERCIAL CITROËN S.A. (Spain)
99.60%
AUTOTRANSPORTE TURISTICO ESPAÑOL S.A. (ATESA) (Spain)
100%
CITROËN NORGE A/S (Norway)
100%
CITROËN DANMARK A/S (Denmark)
100%
CITROËN DEUTSCHLAND AG (Germany)
100%
CITROËN COMMERCE AG GmbH (Germany)
TOVARNA AVTOMOBILOV CIMOS - KOPER PO (Slovenia)
100%
CITROËN POLSKA (Poland)
100%
CITROËN OSTERREICH GmbH (Austria)
32.51%
32.51%
PEUGEOT CITROËN CUKUROVA OTOMOTIV A.S. (Turkey)
40%
CITVEST AUTOMOBILES CORPORATION Ltd (Taiwan)
25%
DONGFENG-CITROËN AUTOMOBILE COMPANY (China)
52%
CITROËN JAPON (Japan)
39.97%
SOCIETE TUNISIENNE DES AUTOMOBILES CITROËN (Tunisia)

# MECHANICAL ENGINEERING AND SERVICES DIVISION AND FINANCIAL SERVICES ORGANIZATION CHART
(as at December 31, 1994)



FRANCE
68%
ECIA
EQUIPEMENTS ET COMPOSANTS POUR L'INDUSTRIE AUTOMOBILE
100%
STE DE CONSTRUCTIONS MECANIQUES PANHARD & LEVASSOR
51%
ROTH FRERES
49%
ECSA
ETUDE ET CONSTRUCTION DE SIEGES POUR L'AUTOMOBILE
HONDA MOTOR
100%
STE D'APPLICATIONS DES MACHINES MOTRICES-SAMM
66%
74%
25%
34%
CESA
COMPAGNIE EUROPEENNE DE SIEGES POUR L'AUTOMOBILE
PEUGEOT MOTOCYCLES
100%
PEUGEOT CITROËN MOTEURS
30%
ROTH JOHNSON TECHNOLOGY
70%
MANUFACTURE POUR L'AUTOMOBILE JOHNSON CONTROLS-ROTH FRERES
GRUPO EBH (Spain)
100%
LA PUBLICITE FRANÇAISE
51%
17.50%
82.50%
AUTOLIV
49%
EAK COMPOSANTS POUR L'AUTOMOBILE
CYCLEUROPE
100%
ELI-ECHAPPEMENT




EUROPE
100%
ECIA GmbH (Germany)
99.65%
100%
LEISTRITZ ABGASTECHNIK (Germany)
0.35%
ECIA AUTOMOBILSYSTEME GmbH (Germany)
79.56%
PEUGEOT TALBOT MOTOR COMPANY PLC
20.44%
HILLS PRECISION COMPONENTS (United Kingdom)
27%
SILENCIADORES P.C.G. (Spain)




100%
GEFCO
100%
100%
TRANSAUTO-STUR
LE FOURGON DAUPHINOIS BELLIER
100%
100%
SOLER SEGUIN
GEFCOTOUR
51%
AIR GEFCO
100%
98%
GEFCO UK Ltd (United Kingdom)
GEFCO ITALI S.p.A. (Italy)
100%
100%
GEFCO ESPAÑA (Spain)
TRANSPORTS VANDECASTEE (Belgium)
100%
95%
GEFCO (SUISSE) S.A. (Switzerland)
GEFCO DEUTSCHLAN (Germany)
97%
GEFCO PORTUGAL TRANSITARIOS LIMITADA (Portugal)


- Mechanical companies
- Transport companies
- Financial and services companies

PEUGEOT S.A.



65.25%
AUTOMOBILES PEUGEOT
22.25%
PSA FINANCE HOLDING
12.50%
AUTOMOBILES CITROËN
50%
100%
100%
SOVAC
50%
CIE GENERALE DE CREDIT AUX PARTICULIERS CREDIPAR
SOFIRA - SOCIETE DE FINANCEMENT DES RESEAUX AUTOMOBILES
SOCIETE DE CREDIT A L'INDUSTRIE AUTOMOBILE-SOCIA
99.58%
100%
100%
100%
BANQUE DIFFUSION INDUSTRIELLE NOUVELLE-DIN
SOCIETE DE FINANCEMENT SOVAC SO-FI-SOVAC
SOCIETE NOUVELLE DE DEVELOPPEMENT AUTOMOBILE
SOCIETE FINANCIERE DE BANQUE-SOFIB
100%
90%
10%
100%
LOCA-DIN
COMPAGNIE POUR LA LOCATION DE VEHICULES CLV-SOVAC
GIE PSA TRESORERIE
100%
100%
100%
DICOMA
ASSUPAR
GRANDE ARMEE PARTICIPATIONS
66%
60%
100%
STE DE DIFFUSION D'ASSISTANCE AUX PARTICULIERS S.D.A. PAR
ASSUPAR-VIE
FINANCIERE PERGOLESE
50%
50%
PEUGEOT PARC ALLIANCE
100%
100%
100%
LOMBARD NORTH CENTRAL (United Kingdom)
50%
PSA FINANCE PLC (United Kingdom)
50%
PSA WHOLESALE Ltd (United Kingdom)
PEUGEOT FINANCE INTERNATIONAL N.V. (Netherlands)
PSA INTERNATIONAL S.A. (Switzerland)
100%
100%
100%
PSA LEASING ESPAÑA S.A. (Spain)
PSA CREDIT ESPAÑA S.A. (Spain)
P.A. CREDITBANK GmbH (Germany)
100%
PAC VERSICHERUNGS-VERMITTLUNGSDIENST (Germany)
100%
100%
58%
COFIC-COMPANIA DE FINANCIACION S.A. (Spain)
PSA FINANCIAL HOLDING B.V. (Netherlands)
42%
PSA CREDIT BELGIUM S.A. (Belgium)
90%
80%
82.35%
17.65%
100%
PSA CREDITO-SFAC (Portugal)
17%
PSA GESTAO-COMERCIO E ALUGUER DE VIATURAS (Portugal)
PSA FINANCE (SUISSE) S.A. (Switzerland)
PSA FINANCIERING NEDERLAND B.V. (Netherlands)
75%
75%
99%
RAIFFEISEN ZENTRALBANK OSTERREICH AG (Austria)
25%
P&C BANK AG (Austria)
25%
P&C BETEILIGUNGS GmbH (Austria)
PSA FINANZIARIA ITALIA (Italy)
94.55%
PSA GESTCREDIT ITALIA S.p.A. (Italy)

# Legal and Financial Statements



## ACCOUNTING POLICIES

The consolidated financial statetements of PSA Peugeot Citroën are presented in accordance with generally accepted accounting principles in the United States of America.

No changes of accounting method took place in 1994.

## CONSOLIDATED COMPANIES

The list of consolidated companies may be found at the end of the notes to the consolidated financial statements.

Companies that are more than 50%-owned by Peugeot S.A. are fully consolidated, with the exception of financial services and banking companies which are accounted for by the equity method.

Companies that are between 20% and 50% owned and over which the Group exercises significant influence are accounted for by the equity method.

In accordance with FASB Bulletin no. 94, consolidated financial statements prepared by fully consolidating all companies that are more than 50%-owned, including the financial services and banking subsidiaries, are also presented, in note 25.

In 1994, 97 companies were fully consolidated and 38 were accounted for by the equity method, representing a total of 135, one more than in 1993. Companies deconsolidated during the year were a marketing subsidiary based in Grenoble and Sevel Campania, Italy, which were both sold. Sate, Spain, was merged into Hispanomocion. Companies consolidated for the first time were Leistritz Abgastechnik, an exhaust systems manufacturer over which Ecia acquired exclusive control in March 1994, Ecia Automobil System GmbH, which supplies the Audi plant in Ingolstadt, Bavaria, and Ecia GmbH, the holding company for Ecia's interests in these two entities.

## SALES

Consolidated sales advanced by 14.3% to FF 166,195 million from FF 145,431 million in 1993. Based on a comparable Group structure, the increase was 13.7%. The only material change in structure, in terms of sales, was the inclusion of Leistritz Abgastechnik which contributed sales of FF 790 million.

## BREAKDOWN OF SALES BY ACTIVITIES

| (in millions of FRF) | 1994 | 1993 | 1992 | 1991 | 1990 |
|---|---|---|---|---|---|
| **Automobile division** | | | | | |
| - Automobiles Peugeot | **92,593** | 80,100 | 88,250 | 91,279 | 93,134 |
| - Automobiles Citroën | **65,402** | 59,091 | 59,827 | 61,019 | 59,441 |
| - Other | **152** | 366 | 415 | 371 | 274 |
| **Total Automobile Division** | **158,147** | 139,557 | 148,492 | 152,669 | 152,849 |
| **Mechanical Engineering and Services Division** | **8,044** | 5,867 | 6,931 | 7,495 | 7,121 |
| **Holding companies** | **4** | 7 | 8 | 7 | 6 |
| **Total PSA Peugeot Citroën** | **166,195** | 145,431 | 155,431 | 160,171 | 159,976 |

Sales of new cars rose 15% to FF 125.2 billion, driven by the strong recovery in demand in Europe. The upswing was the net result of the following factors:

| | |
|---|---|
| - Higher volumes | + 12.7% |
| - Higher average sticker prices | + 4.3% |
| - Changes in exchange rates | - 0.8% |
| - Change in product mix | + 0.6% |
| - Other factors | - 1.8% |
| | + 15.0% |

The average increase in sticker prices reflects Peugeot's and Citroën's commitment to upholding margins even in periods of fierce competition.

The change in product mix continued to have a positive impact on sales, despite the stronger growth in sales of low-range models resulting from the introduction of goverment «new-for-old» incentives.

## QUARTERLY SALES

| (in millions of FRF) | 1994 | 1993 | % change |
|---|---|---|---|
| - 1st quarter | 39,338 | 35,839 | + 9.8 |
| - 2nd quarter | 44,496 | 37,214 | + 19.6 |
| - 3rd quarter | 37,845 | 33,529 | + 12.9 |
| - 4th quarter | 44,516 | 38,849 | + 14.6 |
| **Total** | 166,195 | 145,431 | + 14.3 |

Sales grew rapidly in the second quarter, following the introduction of government-incentives, and the momentum was maintained throughout the rest of the year.

## SALES BY GEOGRAPHIC SEGMENT

| (in millions of FRF) | 1994 | 1993 | % change |
|---|---|---|---|
| **France** | **74,564** | 61,525 | + 21.2 |
| **Outside France** | **91,631** | 83,906 | + 9.2 |
| United Kingdom | **21,529** | 20,481 | + 5.1 |
| Italy | **8,946** | 7,663 | + 16.7 |
| Germany | **12,683** | 12,481 | + 1.6 |
| Spain | **13,818** | 11,974 | + 15.4 |
| Rest of EU | **14,467** | 12,524 | + 15.5 |
| Rest of Europe | **7,136** | 5,950 | + 19.9 |
| North America | **663** | 543 | + 22.1 |
| Africa | **2,728** | 2,439 | + 11.8 |
| Rest of world | **9,661** | 9,851 | - 1.9 |
| **PSA Peugeot Citroën** | **166,195** | 145,431 | + 14.3 |

**NET SALES**
(in millions of French francs)



International
France
180
160
140
120
100
80
60
40
20
0
159,976
160,171
155,431
145,431
166,195
85,613
89,213
90,039
83,906
91,631
74,363
70,958
65,392
61,525
74,564
1990
1991
1992
1993
1994


Sales growth was particularly strong in France, where Peugeot and Citroën increased their share of an expanded market.

Sales realized outside France accounted for 55.1% of the total versus 57.7% in 1993. Exports by the French companies in the Group rose by FF 5.6 billion to FF 74.9 billion.

## CONSOLIDATED STATEMENT OF OPERATIONS

Operating expenses advanced by 9% to FF 159,735 million. This was significantly below the increase in sales, reflecting the positive impact of higher volumes on the absorption of fixed costs and the success of the cost containment measures implemented throughout the Group. A detailed analysis of operating expenses is presented in note 16.

Purchases used in production totaled FF 97,545 million, representing a gain of 16.1% on 1993. Over the same period, production for the year (determined by adding to consolidated sales in-house constructed assets and changes in finished product and work in progress inventories) advanced 15.4% to FF 169.8 billion from FF 146.3 billion. Thus, purchases used in production represented 57.8% of production versus 57.4% in 1993. The 0.4 point year-on-year increase reflects the net impact of a reduction in purchasing costs offset by the cost of technical and other enhancements made to the Group's products, together with an increase in purchases of vehicles manufactured by companies that are not fully consolidated (mainly Sevel in Italy and Sevelnord).

**PERSONNEL COSTS**
(in millions of French francs and as a % of sales)



35
30
25
20
15
10
5
0
30,031
30,682
31,149
30,132
30,360
18.8
19.2
20
20.7
18.3
1990
1991
1992
1993
1994


Personnel costs advanced by a scant 0.8% to FF 30,360 million. Average wages throughout the Group increased by 3.1%. The total number of employees was cut to 139,800 persons from 143,900 at year-end 1993, reflecting the elimination of 5,200 jobs or 3.6% of the workforce, before taking into account the 1,100 employees of Leistritz Abgastechnik, which was fully consolidated for the first time in 1994.

Taxes other than on income totaled FF 2,300 million versus FF 1,942 million in 1993. The increase was primarily attributable to the nearly FF 300 million rise in the Group's liability for French business tax.

Other external costs amounted to FF 21,923 million, representing an increase of only 3% on 1993. Almost 65% of the total consisted of selling expenses, which grew less rapidly than sales, and the balance was made up of warranty costs and the various external services purchased by Group companies.

**OPERATING MARGIN**
(in millions of French francs and as a % of sales)


16
14
12
10
8
6
4
2
0
-2
15,701
9.8
10,102
6.3
5,881
3.8
(299)
- 0.2
7,289
4.4
1990
1991
1992
1993
1994

The Group swung from an operating loss in 1993 to operating income of FF 7,289 million in 1994, representing 4.4% of sales.

**NET INTEREST EXPENSE**
(in millions of French francs and as a % of sales)


2.5
2
1.5
1
0.5
0
969
0.6
1,741
1.1
1,465
0.9
2,420
1.7
1,645
1.0
1990
1991
1992
1993
1994

Net interest expense was cut from FF 2,420 million in 1993 to FF 1,645 million, representing 1% of sales. Costs relating to the financing of dealers' new car and replacement part inventories eased back to FF 1,204 million from FF 1,389 million in 1993, reflecting lower short-term interest rates in Europe. Interest expense on Group debt was scaled back to FF 441 million from FF 1,031 million, helped by the significant reduction in borrowings, lower interest rates, and the March 1994 FF 3,960 million convertible bond issue at an interest rate of 2%.

Rationalization costs, corresponding to the program of staff cutbacks implemented during 1994, were unchanged from 1993.

Net other expense rose sharply to FF 1,043 million from FF 230 million in 1993. The total includes losses on disposal and scrapping of plant and equipment for FF 300 million and net allocations to provisions for supplementary pensions and retirement indemnities payable to active employees for FF 301 million. In addition, a FF 95 million reserve was set aside for call premiums payable on any convertible bonds redeemed for cash. In 1993, recoveries of reserves for contingencies and exceptional gains on disposals of investments helped to reduce this item.

The Group's equity in the pre-tax earnings of affiliated companies totaled FF 583 million versus FF 1,029 million in 1993. The negative contribution of manufacturing joint-ventures set up with other automakers increased to FF 453 million from FF 237 million, reflecting start-up and launch costs for the Peugeot 806 and Citroën Evasion multipurpose vehicles manufactured at the Sevelnord plant in Valenciennes and for the Peugeot Boxer and Citroën Jumper commercial vehicles manufactured by Sevel in Italy.

The contribution of the Group's financial services and finance affiliates contracted to FF 1,036 million from FF 1,266 million in 1993. The results of the wholesale and retail financing affiliates held firm, but the earnings performance of PSA International was weakened by unfavorable conditions in the financial markets.

**PRE-TAX INCOME/(LOSS) AND NET INCOME/(LOSS)**
(in millions of French francs)


Net income/(loss)
Pre-tax income/(loss)
16
14
12
10
8
6
4
2
0
- 2
- 4
14,077
9,258
8,474
5,526
4,260
3,372
(1,413)
(2,585)
4,521
3,102
1990
1991
1992
1993
1994

Pre-tax income totaled FF 4,521 million, representing 2.7% of consolidated sales. The difference compared to 1993 amounted to FF 7,106 million. Current and deferred taxes calculated in accordance with international accounting principles totaled FF 1,269 million, representing an effective rate of tax of 28.1%. Net income before minority interests amounted to FF 3,252 million compared to a net loss of FF 1,307 million in 1993. After deducting minority shareholders' interests of FF 150 million, primarily in the income of the Ecia group, net income attributable to Peugeot S.A. totaled FF 3,102 million, representing 1.9% of sales. In 1993, the Group reported a net loss of FF 1,413 million.

## CONSOLIDATED STATEMENT OF CASH FLOWS

**WORKING CAPITAL PROVIDED FROM OPERATIONS AND CAPITAL EXPENDITURE**
(in millions of French francs - cash flow/capital outlay ratio)



Capital expenditure
Working capital provided from operations
17
16
15
14
13
12
11
10
9
8
16,157
15,139
15,521
15,586
13,784
13,709
11,265
10,457
8,357
15,217
Coverage ratio in percent
Cash flow in % of sales


| | 1990 | 1991 | 1992 | 1993 | 1994 |
|---|---|---|---|---|---|
| Coverage ratio in percent | 106.7 | 99.1 | 99.5 | 74.2 | 145.5 |
| Cash flow in % of sales | 10.1 | 9.6 | 8.8 | 5.7 | 9.2 |

## CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities rose by FF 9,308 million to a record high of FF 19,861 million. Working capital provided from operations contributed FF 15,217 million of the total and the balance of FF 4,644 million came from a reduction in the working capital requirement.

Working capital provided from operations represented 9.2% of sales and was close to the record highs of FF 18.5 billion in 1989 and FF 16.1 billion in 1990. The change in working capital requirement is discussed below in the section on the consolidated balance sheet.

## CASH FLOWS FROM INVESTING ACTIVITIES

**CAPITAL EXPENDITURE**
(in millions of French francs and as a % of sales)



16
14
12
10
8
6
4
2
0
15,139
15,521
13,784
11,265
10,457
9.5
9.7
8.9
7.7
6.3
1990
1991
1992
1993
1994


Cash flows from investing activities represented a net cash outflow of FF 10,596 million, more or less unchanged from 1993.

Capital expenditure totaled FF 10,457 million, down 7.2% on 1993 and 32.6% on the all-time high reached in 1991. The steady reduction in capital expenditure reflects the benefits of the Group's efforts to reduce plant and tooling costs while maintaining the same commitment to new product development and plant modernization.

Investments acquired during the year amounted to FF 694 million, including some FF 400 million allocated to the acquisition of UAP shares by Peugeot S.A. at the time of the insurance group's privatization. Other investment acquisitions primarily resulted from rights issues carried out by non-consolidated subsidiaries and the acquisition of exclusive control of Leistritz Abgastechnik and Eli-Echappement. After taking into account the proceeds from disposals, net cash outlays on investment acquisitions amounted to FF 618 million.

## CASH FLOWS FROM FINANCING ACTIVITIES

The Group increased its long-term debt by a net amount of FF 2,381 million, after taking into account repayments of FF 1,950 million. The main source of additional long-term funds was the FF 3,960 million convertible bond issue carried out in March 1994.

After taking into account the movement in the special translation reserve, the Group ended the year with positive net cash and cash equivalents of FF 1,312 million versus a negative amount of FF 10,271 million at year-end 1993. This represented a year-on-year swing of FF 11,583 million.

## CONSOLIDATED BALANCE SHEET

Consolidated stockholders' equity increased by FF 2,985 million to FF 53,524 million at year-end 1994. The year-on-year change primarily corresponded to 1994 net income and the effect of exchange rate fluctuations on the opening net assets of foreign subsidiaries.

**NET INDEBTEDNESS AND STOCKHOLDERS' EQUITY**
(in millions of French francs)



Stockholders' equity
Net indebtedness
60
50
40
30
20
10
0
47,166
51,718
53,144
50,539
53,524
8,278
9,392
14,337
16,672
7,643
1990
1991
1992
1993
1994


Long-term debt rose by FF 3,953 million to FF 12,489 million from FF 8,536 million at year-end 1993. The main components of the increase are presented in the consolidated statement of cash flows.

These borrowings represent only part of the long-term funding available to the Group. At December 31, 1994, Peugeot S.A. and its main subsidiaries still had access to confirmed medium-term bank lines of credit totaling FF 8,743 million. In April 1994, the lines expiring in the short-term were replaced by a USD 1,400 million 7-year syndicated loan.

**WORKING CAPITAL REQUIREMENT**
(in millions of French francs and as a % of sales)



8
7
6
5
4
3
2
1
0
2,285
3,542
7,293
5,091
448
1.4
2.2
4.7
3.5
0.3
1990
1991
1992
1993
1994


One of the main features of the change in the PSA Peugeot Citroën Group's financial position in 1994 was the very significant reduction in the working capital requirement — defined as inventories and operating receivables less operating payables — to FF 448 million from FF 5,091 million at year-end 1993, representing a decrease of FF 4,643 million.

Inventories, which had already been cut by FF 2 billion in 1993, were trimmed by a further FF 759 million in 1994. Despite the increase in volumes, they represented only 51 days' sales compared to 61 in 1993, demonstrating the magnitude of the efforts made in this area.

Trade receivables increased in absolute terms, but held firm in relative terms at 29 days' sales versus 28 at the previous year-end.

Trade and other payables expanded to FF 43,175 million from FF 36,456 million in 1993. Supplier payment terms remained unchanged and the increase was entirely attributable to the escalation of production rates at the end of 1994 whereas at year-end 1993 they were very low.

The working capital provided from operations left over after financing capital expenditure and the working capital requirement was used to significantly pay down the Group's debt.

Net financial debt stood at only FF 7,643 million at December 31, 1994, compared to FF 16,672 million a year earlier, representing a decrease of FF 9,029 million. At December 31, 1994, net financial debt represented 14% of consolidated stockholders' equity and 17 days' sales.

## NET FINANCIAL DEBT

| (in FF millions) | **1994** | 1993 |
|---|---|---|
| - Long-term debt | **(12,489)** | (8,536) |
| - Current maturities of long-term debt | **(699)** | (1,336) |
| Total | **(13,188)** | (9,872) |
| - Long-term loans and receivables | **4,102** | 3,198 |
| - Current maturities of long-term loans and receivables | **131** | 273 |
| Total | **4,233** | 3,471 |
| Net cash and cash equivalents | **1,312** | (10,271) |
| **Net financial indebtedness** | **(7,643)** | (16,672) |

# AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

To the Stockholders
and Board of Directors of Peugeot S.A.,

1. We have audited the consolidated balance sheets of Peugeot S.A. and its subsidiaries as of December 31, 1994 and the related consolidated statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statement referred to above present fairly in all material respects, the financial position of Peugeot S.A. and its subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in France and in the United States of America.

4. According to Statement no. 94 of the Financial Accounting Standards Board (FASB), the banking and finance subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest should have been consolidated. The Group provides the presentation required by the FASB in note 25 and continues as in prior years to carry banking and finance subsidiaries on the equity basis in its principal consolidated financement statements. There is no difference between the two presentations in respect of consolidated net income and stockholders' equity.

Paris, April 4, 1995

| Contractual auditors | Statutory auditors | | |
|---|---|---|---|
| | Befec-Price Waterhouse | | Barbier Frinault & Associés |
| Coopers & Lybrand | J. Raffegeau | J.-M. Puel | F. Scheidecker |

## CONSOLIDATED STATEMENT OF INCOME

| (in millions of French francs) | Year ended December 31, 1994 | Year ended December 31, 1993 |
|---|---|---|
| **Net sales** | **166,195** | 145,431 |
| Sundry revenues | **829** | 775 |
| **Operating expenses** (note 16) | **(159,735)** | (146,505) |
| **Operating margin** | **7,289** | (299) |
| **Other income and (expense)** | | |
| Interest expense, net (note 18) | **(1,645)** | (2,420) |
| Restructuration costs (note 17) | **(663)** | (665) |
| Other income and (expense), net (note 19) | **(1,043)** | (230) |
| | **(3,351)** | (3,315) |
| **Equity in pre-tax earnings of affiliated companies** | **583** | 1,029 |
| **Income/(Loss) before income taxes** | **4,521** | (2,585) |
| **Income taxes** (note 20) | **(1,269)** | 1,278 |
| **Net income/(loss) before minority interest** | **3,252** | (1,307) |
| Minority interest in net income of consolidated subsidiaries | **(150)** | (106) |
| **Net income/(loss) for the year** | **3,102** | (1,413) |
| Primary earnings per share (note 24) | | |
| **Net income/(loss) per common share (French francs)** | **60** | (28) |
| Number of shares outstanding | **50,036,162** | 50,002,116 |
| Fully diluted earnings per share (note 24) | | |
| **Net income/(loss) per common share (French francs)** | **60** | (28) |
| Number of shares outstanding | **53,072,516** | 50,002,116 |

The notes on pages 74 to 91 are an integral part of the consolidated financial statements.

# CONSOLIDATED BALANCE SHEET

| (in millions of French francs) | December 31, 1994 | December 31,1993 |
|---|---|---|
| **ASSETS** | | |
| **Current financial assets** | | |
| Cash | **1,388** | 1,198 |
| Short-term deposits and marketable securities (note 1(h) and 9) | **15,572** | 4,209 |
| Accounts and notes receivable, net (note 8) | **13,573** | 11,225 |
| Current portion of non-current loans | **131** | 273 |
| Deferred income tax | **1,044** | 986 |
| Other receivables | **5,259** | 4,808 |
| Inventories (note 7) | **23,850** | 24,609 |
| | **60,817** | 47,308 |
| **Property** (note 3) | | |
| Land, plant and equipment | | |
| - at cost | **99,325** | 93,474 |
| - less: accumulated depreciation | **(47,036)** | (41,375) |
| | **52,289** | 52,099 |
| Unamortized special tools | **8,384** | 9,330 |
| | **60,673** | 61,429 |
| **Investments and other assets** (note 5) | | |
| Investment in companies at equity (note 6) | **7,396** | 7,748 |
| Other investments (note 4) | **2,944** | 2,443 |
| Non-current loans and receivables | **4,102** | 3,198 |
| Other assets | **659** | 500 |
| Deferred income tax and carry back | **3,792** | 4,004 |
| | **18,893** | 17,893 |
| **Total assets** | **140,383** | 126,630 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Bank advances | **8,825** | 3,289 |
| Short-term financing (note 15) | **6,823** | 12,389 |
| Accounts and notes payable | **29,105** | 21,600 |
| Other payables | **14,070** | 14,856 |
| Current portion of long-term debt | **699** | 1,336 |
| Deferred tax | **103** | 81 |
| | **59,625** | 53,551 |
| **Long-term debt** (note 12) | | |
| Convertible bond debenture (note 13) | **3,960** | — |
| Debentures | **5,747** | 5,801 |
| Other borrowing | **2,782** | 2,735 |
| | **12,489** | 8,536 |
| **Subordinated securities** (note 11) | **284** | 399 |
| **Other non-current liabilities** (note 14) | **3,045** | 2,614 |
| **Deferred income taxes** | **10,000** | 9,664 |
| **Minority interest in net assets of consolidated subsidiairies** | **1,416** | 1,327 |
| **Stockholders' equity** (note 10) | | |
| Common stock (par value F 35 a share, 50,039,468 and 50,033,736 shares issued and outstanding) | **1,751** | 1,751 |
| Capital in excess of par value of stock | **5,359** | 5,357 |
| Reserves | **46,414** | 43,431 |
| | **53,524** | 50,539 |
| **Total liabilities and stockholders' equity** | **140,383** | 129,630 |

The notes on pages 74 to 91 are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENT OF CASH FLOWS

| (in millions of French francs) | Year ended December 31, 1994 | Year ended December 31, 1993 |
|---|---|---|
| **Net income/(loss) for the year** | 3,102 | (1,413) |
| Amortization of special tools | 3,224 | 3,033 |
| Depreciation of plant and equipment | 7,052 | 6,866 |
| Deferred income taxes | 664 | 136 |
| Other non-current provisions | 451 | (534) |
| Minority interest in net income of consolidated subsidiaries | 150 | 106 |
| Equity in undistributed earnings of affiliated companies | 174 | (279) |
| Other | 400 | 442 |
| **Working capital provided from operations** | 15,217 | 8,357 |
| Decrease in inventories | 759 | 2,204 |
| (Increase)/Decrease in accounts and notes receivable | (2,348) | 1,757 |
| (Increase)/Decrease in other receivables | (451) | 1,799 |
| Increase/(Decrease) in accounts and notes payable | 7,505 | (2,953) |
| Decrease in other payables | (786) | (778) |
| Decrease/(Increase) in short term deferred taxes | (35) | 167 |
| **Cash flows from operating activities** | 19,861 | 10,553 |
| Disposals of investments | 76 | 51 |
| Disposals of consolidated subsidiaries | 87 | — |
| Disposals of property | 793 | 996 |
| Capital expenditure | (10,457) | (11,265) |
| Investment acquisitions | (694) | (221) |
| Acquisitions of consolidated subsidiaries | (264) | (176) |
| Other | (137) | (70) |
| **Cash flows from investing activities** | (10,596) | (10,685) |
| Dividends | — | (499) |
| Increase in capital | 3 | 19 |
| Issuance of convertible bond debenture | 3,960 | — |
| Issuance of other long-term debt | 1,335 | 5,531 |
| Repayments and transfers to short-term | (1,950) | (1,329) |
| Non-current loans and long term receivables | (845) | (3,604) |
| Other | (122) | (40) |
| **Cash flows from financing activities** | 2,381 | 78 |
| Movement in special translation reserve | (63) | (184) |
| **Net increase/(decrease) in cash and cash equivalents** | 11,583 | (238) |
| Cash and cash equivalents at January 1 | (10,271) | (10,033) |
| **Cash and cash equivalents at December 31** | 1,312 | (10,271) |

The notes on pages 74 to 91 are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENT OF RESERVES

| (in millions of French francs) | |
|---|---|
| **Balance as at December 31, 1992** | **46,055** |
| Net loss for the year ended December 31, 1993 | (1,413) |
| Dividend (FF 10 per share) | (499) |
| Movement in special translation reserve | (712) |
| **Balance as at December 31, 1993** | **43,431** |
| Net income for the year ended December 31, 1994 | 3,102 |
| Movement in special translation reserve | (119) |
| **Balance as at December 31, 1994** | **46,414** |

The notes on pages 74 to 91 are an integral part of the consolidated financial statements.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

### 1 ACCOUNTING POLICIES

The financial statements of group companies, prepared in accordance with the accounting principles applicable in their respective countries, have been restated, for comparison purposes, in accordance with accounting principles generally accepted in the United States of America, which the group considers best adapted to the international context of its activities. These principles, which are essentially those described in note 1(a) to (n) below, are in conformity the legal requirements for consolidation in France.

#### a Consolidation

The financial statements of significant subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest are consolidated, with the exception of banking and finance subsidiaries, which are included in the consolidated financial statements on an equity basis.

Companies in which Peugeot S.A. holds directly or indirectly an interest of 20 to 50% and exercises significant influence over operating and financial policies, as well as banks and finance subsidiaries, are included in the consolidated financial statements on an equity basis (note 5).

Certain companies meeting the above criteria have not been consolidated as considered not significant in relation to the consolidated financial statements (note 6).

According to the US « Financial Accounting Standard Board » (FASB) statement no. 94 banks and finance companies in which Peugeot S.A. holds directly or indirectly a majority interest should have been consolidated in the financial statements. The group provides the presentation required by the FASB in note 25 and continues as in prior years to carry banks and finance subsidiaries on the equity basis in its main financial statements. There is no difference between the financial statements presented in note 25 and the main financial statements in respect of consolidated net income and stockholders' equity.

All significant intercompany transactions are eliminated.

#### b Translation of foreign currencies

Foreign currency amounts are translated in accordance with the current rate method, which can be summarized as follows:

- transactions in foreign currencies are translated at the rate of exchange in effect at the time of the transaction;
- at the balance sheet date, monetary assets and liabilities as well as the balance sheets of foreign subsidiaries are translated at the year-end rate of exchange. Income statements of foreign subsidiaries are translated at the average rates of the year;
- gains and losses resulting from the translation of foreign currency transactions are included in earnings, with the exception of those related to transactions representing an investment of a permanent nature in a subsidiary, which are included directly in the special translation reserve in stockholders' equity;
- gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded directly in the special translation reserve in stockholders' equity.

### c Investments in non-consolidated companies

Investments in non consolidated companies are valued at cost except in the case of permanent decline in the value of the investment.

### d Investment securities

Investment securities held by finance companies accounted for by the equity method consist solely of fixed income securities acquired with the intention of holding them to maturity. They are stated at their redemption value. Premiums and discounts are amortized over the life of the securities.

### e Property

Land, plant and equipment are carried at cost, including capitalized interest expense. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

Maintenance and repair costs are expensed as incurred, except for those which enhance the productivity or prolong the useful life of an asset.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets as follows:

| | Useful lives, in number of years |
|---|---|
| Buildings | 16 to 20 |
| Material and equipment | 6.66 to 16 |
| Data processing equipment | 3 to 4 |
| Transport and handling equipment | 4 to 7 |
| Furniture and fixtures | 10 |
| Land improvements | 25 |

Leased assets meeting certain criteria are accounted for as acquisitions and depreciated accordingly.

Special tools are amortized over the estimated lives of the corresponding models, which are shorter than the useful lives of the tools concerned, due to the frequency of model changes.

### f Intangible assets

Goodwill, representing the excess of purchase price over the fair value of net tangible assets at the date of acquisition of businesses purchased, is amortized on a straight-line basis over a period not exceeding 20 years. Other intangible assets consisting principally of patents and trade marks are amortized on a straight-line basis over the estimated periods benefitted, not in excess of 20 years. Intangible assets are included on the balance sheet in « other assets ».

### g Inventories

Finished goods and work-in-progress are valued at the lower of cost and replacement value (for goods purchased from third parties) or present manufacturing cost (for goods manufactured by the group), not in excess of net realizable value. Cost is determined by the First-In First-Out (FIFO) method and includes direct and indirect production costs based on normal activity levels.

### h Short-term deposits and marketable securities

Short-term deposits and marketable securities consist of excess treasury lent to finance companies or invested on financial markets realizable within a period of three months. In economic terms, all of these operations represent fixed revenue investments. As a result, the acquisition costs of these investments are carried on the balance sheet and increased by accrued financial income, which is recorded on a prorata basis over the investment period.

### i Cash and cash equivalents

Cash and cash equivalents presented in the statement of consolidated cash flows have been defined by the group as consisting of current bank account balances and short term deposits and marketable securities, less short-term financing and bank overdrafts.

### j Product warranty costs

Estimated costs related to product warranty are expensed at the time of the sale of the products. Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is to be provided.

### k Research and development costs

All research and development costs are expensed as incurred. These costs amounted to FF 5,876 million in 1994 and FF 5,531 million in 1993.

### l Pension and other retirement benefits

Unfunded benefit obligations are fully provided for (note 21). The costs of pension and other retirement benefits are accounted for over employee service lives.

### m Deferred income taxes

Deferred income taxes are provided in respect of differences between reported and taxable income recognised in different time periods (note 20).

In accordance with SFAS no. 109, deferred tax assets on timing differences and tax loss carry forwards have been booked, except when their future realization is considered unlikely.

No provision has been made for withholding and other taxes on undistributed earnings of subsidiaries and affiliates companies which are considered to be permanently invested.

### n Information on fair value of financial instrument

As at December 31, 1994 and 1993, in accordance with SFAS no. 107, the fair value of the group's financial instruments has been estimated based on market information available. With the exception of financial investments (note 6 (c)), no significant differences have been identified as compared to the carrying values of financial instruments presented in the financial statements as at December 31.

## 2 SEGMENT INFORMATION

### a Industry segments

| (in millions of French francs) | Peugeot S.A. | Automotive: Peugeot | Automotive: Citroën | Automotive: Common activities * | Mechanical activities and services | Total non-finance companies | Finance companies | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| **YEAR ENDED DECEMBER 31, 1994** | | | | | | | | | |
| Net sales: | | | | | | | | | |
| - to third parties | 4 | 92,593 | 65,402 | 152 | 8,044 | 166,195 | — | — | 166,195 |
| - intra-group, inter-segment | 515 | 9,185 | 10,292 | 3,653 | 9,207 | 32,852 | — | (32,852) | — |
| Total | 519 | 101,778 | 75,694 | 3,805 | 17,251 | 199,047 | — | (32,852) | 166,195 |
| Working capital provided from operations | 487 | 7,291 | 5,558 | (3) | 1,298 | 14,631 | 586 | — | 15,217 |
| Income/(Loss) before income taxes | 515 | 1,762 | 342 | (7) | 872 | 3,484 | 1,037 | — | 4,521 |
| Total assets | 18,509 | 60,029 | 46,934 | 271 | 8,335 | 134,078 | 6,305 | — | 140,383 |
| Investments in property | — | 5,918 | 3,914 | 7 | 618 | 10,457 | — | — | 10,457 |
| Depreciation and amortization of plant and equipment and special tools | 18 | 4,818 | 4,841 | 1 | 598 | 10,276 | — | — | 10,276 |

| (in millions of French francs) | Peugeot S.A. | Automotive: Peugeot | Automotive: Citroën | Automotive: Common activities* | Mechanical activities and services | Total non-finance companies | Finance companies | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| **YEAR ENDED DECEMBER 31, 1993** | | | | | | | | | |
| Net sales: | | | | | | | | | |
| - to third parties | 7 | 80,099 | 59,091 | 366 | 5,868 | 145,431 | — | — | 145,431 |
| - intra-group, inter-segment | 483 | 9,889 | 9,285 | 3,461 | 9,524 | 32,642 | — | (32,642) | — |
| Total | 490 | 89,988 | 68,376 | 3,827 | 15,392 | 178,073 | — | (32,642) | 145,431 |
| Working capital provided from operations | 745 | 3,191 | 2,850 | (31) | 1,133 | 7,888 | 469 | — | 8,357 |
| Income/(Loss) before income taxes | 899 | (1,934) | (3,593) | (10) | 787 | (3,851) | 1,266 | — | (2,585) |
| Total assets | 4,930 | 60,550 | 47,303 | 293 | 7,374 | 120,450 | 6,180 | — | 126,630 |
| Investments in property | — | 5,743 | 4,914 | 7 | 601 | 11,265 | — | — | 11,265 |
| Depreciation and amortization of plant and equipment and special tools | 18 | 4,695 | 4,639 | 1 | 546 | 9,899 | — | — | 9,899 |

(*) Common activities include centralized purchasing and research and development units.

## ⓑ Geographic areas

The information below is presented by geographic location of subsidiary and not by destination of products sold:

| (in millions of French francs) | France | Spain | United Kingdom | Other European countries | Other countries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| **YEAR ENDED DECEMBER 31, 1994** | | | | | | | |
| Net sales | | | | | | | |
| • within the geographic area: | | | | | | | |
| - third parties | 74,350 | 13,568 | 20,464 | 35,901 | 279 | — | 144,562 |
| - group | 70,575 | 3,120 | 1,074 | 1,446 | — | (76,215) | — |
| • transfers between geographic areas: | | | | | | | |
| - third parties | 21,073 | 159 | 113 | 288 | — | — | 21,633 |
| - group | 53,830 | 10,899 | 1,632 | 815 | — | (67,176) | — |
| Total | 219,828 | 27,746 | 23,283 | 38,450 | 279 | (143,391) | 166,195 |
| Working capital provided from operations | 13,346 | 1,065 | 424 | 377 | 5 | — | 15,217 |
| Income/(Loss) before income taxes | 3,402 | 628 | 245 | 244 | 2 | — | 4,521 |
| Total assets | 116,194 | 7,552 | 6,347 | 10,051 | 239 | — | 140,383 |
| Investments in property | 8,927 | 597 | 411 | 522 | — | — | 10,457 |
| Depreciation and amortization of plant and equipment and special tools | 9,421 | 480 | 210 | 162 | 3 | — | 10,276 |

| (in millions of French francs) | France | Spain | United Kingdom | Other European countries | Other countries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| **YEAR ENDED DECEMBER 31, 1993** | | | | | | | |
| Net sales | | | | | | | |
| • within the geographic area: | | | | | | | |
| - third parties | 61,464 | 11,763 | 19,765 | 33,109 | 382 | — | 126,483 |
| - group | 66,928 | 2,613 | 1,007 | 1,598 | — | (72,146) | — |
| • transfers between geographic areas: | | | | | | | |
| - third parties | 18,226 | 90 | 99 | 533 | — | — | 18,948 |
| - group | 51,109 | 9,033 | 1,599 | 566 | — | (62,307) | — |
| Total | 197,727 | 23,499 | 22,470 | 35,806 | 382 | (134,453) | 145,431 |
| Working capital provided from operations | 7,534 | 186 | 325 | 319 | (7) | — | 8,357 |
| Income/(Loss) before income taxes | (2,650) | (179) | 46 | 207 | (9) | — | (2,585) |
| Total assets | 102,700 | 7,255 | 6,557 | 9,946 | 172 | — | 126,630 |
| Investments in property | 9,585 | 880 | 396 | 404 | — | — | 11,265 |
| Depreciation and amortization of plant and equipment and special tools | 9,095 | 450 | 215 | 137 | 2 | — | 9,899 |

Transfers between geographic areas concern primarily vehicles, accessories and spare parts sold to group subsidiaries. Net sales made by French companies include export sales as follows:

| (in millions of French francs) | 1994 | | | 1993 | | |
|---|---|---|---|---|---|---|
| | **Third party** | **Intra-group** | **Total** | Third party | Intra-group | Total |
| United Kingdom | **1,009** | **13,250** | **14,259** | 671 | 13,391 | 14,062 |
| Spain | **246** | **11,685** | **11,931** | 208 | 10,404 | 10,612 |
| Other European countries | **7,084** | **28,636** | **35,720** | 5,402 | 27,188 | 32,590 |
| Other countries | **12,734** | **259** | **12,993** | 11,945 | 126 | 12,071 |
| | **21,073** | **53,830** | **74,903** | 18,226 | 51,109 | 69,335 |

## 3 PROPERTY

(a) Property costs and accumulated depreciation are as follows:

| (in millions of French francs) | December 31, 1994 | | |
|---|---|---|---|
| | **At cost** | **Accumulated depreciation** | **Net** |
| Land | **1,600** | **(57)** | **1,543** |
| Buildings | **14,880** | **(6,140)** | **8,740** |
| Material and equipment | **65,687** | **(33,075)** | **32,612** |
| Transport and handling equipment | **4,861** | **(2,739)** | **2,122** |
| Furniture and fixtures | **7,223** | **(5,025)** | **2,198** |
| Property in progress | **5,074** | **—** | **5,074** |
| | **99,325** | **(47,036)** | **52,289** |
| Special tools | **26,275** | **(17,891)** | **8,384** |
| | **125,600** | **(64,927)** | **60,673** |

| (in millions of French francs) | December 31, 1993 | | |
|---|---|---|---|
| | At cost | Accumulated depreciation | Net |
| Land | 1,469 | (50) | 1,419 |
| Buildings | 13,708 | (5,479) | 8,229 |
| Material and equipment | 61,080 | (28,775) | 32,305 |
| Transport and handling equipment | 4,847 | (2,569) | 2,278 |
| Furniture and fixtures | 6,811 | (4,502) | 2,309 |
| Property in progress | 5,559 | — | 5,559 |
| | 93,474 | (41,375) | 52,099 |
| Special tools | 24,835 | (15,505) | 9,330 |
| | 118,309 | (56,880) | 61,429 |

(b) Interest capitalized during the year ended December 31, 1994 amounted to FF 153 million (1993: FF 328 million).

## 4 NON-CURRENT LOANS AND RECEIVABLES

Non-current loans and receivables include:

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| Value-added tax credit | **1,074** | 1,174 |
| Advances to non-consolidated companies | **2,133** | 653 |
| Other loans and receivables | **895** | 1,371 |
| | **4,102** | 3,198 |

## 5 INVESTMENTS IN COMPANIES AT EQUITY

Investments accounted for by the equity method (note 1 (a)) related to holdings of 20 to 50% in industrial companies whose activities are similar to those of the consolidated group, and holdings of 20 to 100% in banks and finance companies.

BANKS AND FINANCE COMPANIES

The role of banking companies is primarily to manage the interest rate and foreign currency risks of the PSA Peugeot Citroën group, and to provide financing to the dealer networks and to raise funds on international markets to cover part of the refinancing needs of foreign finance companies. These transactions are carried out respectively by the banking companies Socia, PSA International, Sofib and PFI N.V. At December 31, 1994, the consolidated balance sheet includes FF 171 million (1993: FF 957 million) of short term borrowings due by the group to these companies.

The role of the finance companies both in France and abroad is to finance sales of vehicles to customers and provide wholesale financing to the dealer networks of the PSA Peugeot Citroën group.

PSA Finance Holding, a wholly-owned subsidiary of Peugeot S.A., controls all the group's foreign finance companies as well as Société de Financement des Réseaux Automobiles - Sofira -, in France, and holds 50% of the outstanding capital stock of Compagnie Générale de Crédit aux Particuliers - Crédipar.

Sofira finances the dealers distributing the marks Peugeot and Citroën. In this connection, Sofira has discounted with recourse FF 60,989 million of which FF 6,139 million had not matured at December 31, 1994 (1993: FF 48,437 million and FF 4,981 million respectively). Crédipar is the parent company of a group whose subsidiaries finance sales and leases to French customers of the two automobile marks Peugeot and Citroën.

The principal financial characteristics of the banks and finance companies are as follows:

| (in millions of French francs) | PSA Finance Holding consolidated | | Crédipar consolidated | | Other financial subsidiaries | |
|---|---|---|---|---|---|---|
| | **1994** | 1993 | **1994** | 1993 | **1994** | 1993 |
| **STATEMENT OF INCOME** | | | | | | |
| Finance revenues | **4,537** | 4,749 | **4,469** | 5,617 | **1,310** | 1,382 |
| Expenses | **(3,582)** | (3,905) | **(3,948)** | (4,838) | **(1,131)** | (1,223) |
| Income taxes | **(392)** | (409) | **(169)** | (226) | **72** | 46 |
| Net income | **768** | 765 | **369** | 549 | **(115)** | 40 |
| **BALANCE SHEET** | | | | | | |
| Finance receivables | **40,956** | 35,612 | **15,152** | 16,405 | **4,266** | 2,169 |
| Stockholders' equity | **5,234** | 4,991 | **2,679** | 2,678 | **1,246** | 1,334 |
| Long-term debt | **9,394** | 5,656 | **6,347** | 6,914 | **—** | — |
| Current portion of long-term debt | **4,463** | 4,153 | **4,538** | 4,413 | **—** | — |
| Short-term debt | **25,185** | 24,006 | **3,123** | 3,442 | **5,905** | 6,222 |

INDUSTRIAL COMPANIES

The industrial companies carried on the equity basis, jointly owned by the PSA Peugeot Citroën group and various partners, produce either parts and accessories for the manufacture of automobiles or finished vehicles. At December 31, 1994, the consolidated balance sheet includes receivables from, and payables to these companies of FF 541 million and FF 2,993 million, respectively (December 31, 1993: FF 361 million and FF 1,110 million, respectively).

Significant financial information for these companies is as follows:

| (in millions of French francs) | Industrial companies held at 20 to 50% | |
|---|---|---|
| | **1994** | 1993 |
| Net sales | **19,875** | 15,247 |
| Operating expenses | **(20,208)** | (15,625) |
| Net loss | **(702)** | (335) |
| Stockholders' equity | **4,218** | 3,340 |
| Non-current assets | **11,885** | 11,159 |
| Current assets | **9,604** | 5,342 |
| Long-term debt | **4,697** | 4,661 |
| Other long-term liabilities | **473** | 582 |
| Short-term debt | **12,100** | 7,918 |

## 6 OTHER INVESTMENTS

(a) Other investments are as follows:

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| Investments in majority-owned subsidiaries | **1,278** | 1,282 |
| Investments held at 20 to 50% | **562** | 662 |
| Investments held at less than 20% | | |
| - listed companies | **2,131** | 1,700 |
| - private companies | **193** | 81 |
| | **2,324** | 1,781 |
| | **4,164** | 3,725 |
| Less: write-downs | **(1,220)** | (1,282) |
| | **2,944** | 2 443 |

(b) Investments held at more than 20% concern companies which, in total, are not significant in relation to the consolidated financial statements. Should these companies increase in significance, they will be included in the consolidated financial statements in accordance with the consolidation policy described in note 1(a).

(c) Investments in listed companies held at less than 20% by subsidiaries have a total market value of FF 2,316 million as of December 31, 1994 (1993: FF 2,806 million). The difference between cost and market value is an unrealized gain of FF 185 million (1993: FF 1,106 million). Investments in listed companies held by finance companies accounted for by the equity method have a market value of FF 673 million as of December 31, 1994 (1993: FF 832 million). The difference between cost and market value is an unrealized loss of FF 53 million (1993: unrealized gain of FF 129 million).

## 7 INVENTORIES

Inventories are as follows:

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| Raw material and supplies | **3,108** | 2,868 |
| Work in progress | **3,339** | 3,223 |
| Merchandise and used vehicles | **3,940** | 4,778 |
| Finished products and parts | **15,142** | 15,515 |
| | **25,529** | 26,384 |
| Less: provisions | **(1,679)** | (1,775) |
| | **23,850** | 24,609 |

## 8 ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivables, net, are as follows:

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| Accounts and notes receivable | **14,140** | 11,798 |
| Less: allowance for doubtful accounts | **(567)** | (573) |
| | **13,573** | 11,225 |

## 9 SHORT TERM DEPOSITS AND MARKETABLE SECURITIES

Short-term deposits and marketable securities, as defined in note 1(h), include:

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| Advances to companies at equity | | |
| • finance companies | **3,282** | 2,911 |
| • manufacturing and sales companies | **2,155** | 791 |
| Other short-term deposits and marketable securities | **10,135** | 507 |
| | **15,572** | 4,209 |

## 10 STOCKHOLDERS' EQUITY

**a** In 1990 and 1991, the management board of Peugeot S.A. allocated options to certain employees and directors of the company and its subsidiaries providing for the subscription to 105,100 new common shares at prices of FF 450 and FF 402. In this respect, 5,730 shares were subscribed in 1994 (1993: 41,116 shares). Such subscription option expire in 1995 and 1996 respectively.

**b** In accordance with the statutes of Peugeot S.A., all shares registered in a stockholder's name over a four-year period bear double voting rights.

**c** Capital in excess of par value represents the excess of amounts received either in cash or in assets over par value of issuance of Peugeot S.A. common stock, less reductions decided by shareholders to offset losses for statutory purposes of prior periods.

**d** Consolidated reserves, including the results for the year, are as follows:

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| Legal reserves of Peugeot S.A. | **175** | 175 |
| Other statutory reserves of Peugeot S.A. | **14,094** | 12,724 |
| Share in the reserves of subsidiaries and consolidation adjustments | **34,206** | 32,474 |
| Special translation reserve | **(2,061)** | (1,942) |
| | **46,414** | 43,431 |

**e** As at December 31, 1994, FF 868 million of the unallocated reserves of Peugeot S.A. are distributable without taxation and FF 10,032 million distributable after deduction of taxes amounting to FF 2,839 million.

## 11 SUBORDINATED SECURITIES

In the context of the extinguishment by legal defeasance of debts due to the Crédit National in the amount of FF 1,727 million on February 27, 1989, Peugeot S.A. issued subordinated perpetual securities in the same amount. These securities bear interest at a variable rate based on the PIBOR plus 0.001% until February 27, 1997.

The financial arrangement of this transaction led to an initial effective repayment of FF 886 million, which has been deducted from the nominal value of these securities in the consolidated balance sheet, and will result in the progressive repayment of the remaining balance sheet amount over the eight-year period ending, February 27, 1997.

## 12 LONG-TERM DEBT

**a** Long-term debt maturities, excluding convertible bond debenture (note 13), are as follows:

**December 31, 1994**

| (in millions of French francs) | Other debenture | Other borrowings | Total |
|---|---|---|---|
| 1996 | 996 | 1,030 | 2,026 |
| 1997 | 1,253 | 372 | 1,625 |
| 1998 | 1,500 | 217 | 1,717 |
| 1999 | — | 598 | 598 |
| Subsequent years | 1,998 | 565 | 2,563 |
| | 5,747 | 2,782 | 8,529 |
| Current portion | 1 | 698 | 699 |
| | 5,748 | 3,480 | 9,228 |

**December 31, 1993**

| (in millions of French francs) | Other debenture | Other borrowings | Total |
|---|---|---|---|
| 1995 | 1 | 648 | 649 |
| 1996 | 996 | 770 | 1,766 |
| 1997 | 1,307 | 541 | 1,848 |
| 1998 | 1,497 | 262 | 1,759 |
| Subsequent years | 2,000 | 514 | 2,514 |
| | 5,801 | 2,735 | 8,536 |
| Current portion | 306 | 1,030 | 1,336 |
| | 6,107 | 3,765 | 9,872 |

**b** Long-term debt, including convertible bond debenture (note 13), is repayable in the following currencies:

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| French francs | **10,211** | 7,080 |
| Pounds sterling | **1,422** | 1,186 |
| Spanish pesetas | **180** | 220 |
| Other | **676** | 50 |
| | **12,489** | 8,536 |

**c** At December 31, 1994 the weighted average interest rate on long-term debt is 5.9% (1993: 7.79%).

**d** The group has contracted with lending institutions multi-option, multi-currency renewable short-term (1, 3, 6 or 12 months) credits with long-term drawing rights for the following maximum amounts at December 31, 1994:

| (in millions of French francs) | |
|---|---|
| 1994 | **8,743** |
| 1995 | **7,770** |
| 1996 | **676** |
| 1997 | **556** |
| 1998 | **200** |

As at December 31, 1994 and 1993 the group is not using these facilities.

**e** As at December 31, 1994, minimum future rentals included in other borrowings, in respect of leased assets recorded as acquisitions, were as follows:

| (in millions of French francs) | |
|---|---|
| 1995 | **136** |
| 1996 | **138** |
| 1997 | **149** |
| 1998 | **87** |
| Subsequent years | **197** |
| | **707** |
| Less interest included | **(209)** |
| Present value of future rentals | **498** |

## 13 CONVERTIBLE BOND DEBENTURE

In March 1994, Peugeot S.A. issued convertible debentures for a total of FF 3,960 million. The four million bonds were issued at a price of FF 990 and are convertible at any time on the basis of one share per bond.

The bonds pay interest at a nominal rate of 2% and a premium of FF 234 will be paid on any unconverted bonds redeemed at maturity, on January 1, 2001, corresponding to a yield to maturity of 5%.

The estimated cost of the redemption premium is being provided for over the life of the debentures.

## 14 OTHER NON-CURRENT LIABILITIES

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| Retirement benefits | **978** | 677 |
| Provisions for risks | **1,575** | 1,382 |
| Investment grants, net | **248** | 282 |
| Other | **244** | 273 |
| | **3,045** | 2,614 |

## 15 SHORT TERM FINANCING

As at December 31, 1994 short term financing include FF 1,187 million of commercial paper issued by the group's treasury management entity and FF 1,780 million of commercial paper issued in Germany by Peugeot Commercial GmbH, a subsidiary of Automobiles Peugeot (December 31, 1993, FF 3,461 million and FF 2,773 million respectively).

## 16 OPERATING EXPENSES

Operating expenses are analysed as follows:

| (in millions of French francs) | 1994 | 1993 |
|---|---|---|
| Purchases | **(97,129)** | (84,211) |
| Increase/(Decrease) in inventories of raw material, supplies, merchandise and used vehicles | **(416)** | 180 |
| Consumption of raw materials and supplies | **(97,545)** | (84,031) |
| Wages and salaries | **(30,360)** | (30,132) |
| Amortization and depreciation of property and deferred charges | **(10,308)** | (9,918) |
| Provisions against current assets | **19** | (95) |
| Other taxes | **(2,300)** | (1,942) |
| Other external costs | **(21,923)** | (21,266) |
| | **(162,417)** | (147,384) |
| Less: | | |
| Decrease in inventories of work-in-progress, finished products, spare parts | **(363)** | (1,965) |
| Manufacture of plant, equipment and tooling | **2,979** | 2,805 |
| Other | **66** | 39 |
| | **2,682** | 879 |
| | **(159,735)** | (146,505) |

Amortization and depreciation of property and deferred charges include the following:

| (in millions of French francs) | 1994 | 1993 |
|---|---|---|
| Special tools | **3,224** | 3,033 |
| Plant and equipment | **7,085** | 6,904 |
| Investment grants | **(33)** | (38) |
| | **10,276** | 9,899 |
| Other | **32** | 19 |
| | **10,308** | 9,918 |

## 17 RESTRUCTURATION COSTS

In 1994, restructuration costs amounted to FF 663 million (1993: FF 665 million) and principally concerned reductions of the labour force.

## 18 INTEREST EXPENSE, NET

Interest expense, net, includes the following:

| (in millions of French francs) | 1994 | 1993 |
|---|---|---|
| Interest on long-term debt | **(952)** | (695) |
| Factoring costs | **(1,204)** | (1,389) |
| Other interest | **(727)** | (1,638) |
| Capitalized interest expenses | **153** | 328 |
| | **(2,730)** | (3,394) |
| Interest income | **1,085** | 974 |
| | **(1,645)** | (2,420) |

## 19 OTHER INCOME AND (EXPENSE), NET

Other income and (expense) include the following:

| (in millions of French francs) | 1994 | 1993 |
|---|---|---|
| Capital losses on disposal of non-current assets, net | **(300)** | (245) |
| Net currency exchanges losses | **(195)** | (122) |
| Provisions for retirement benefits (note 21) | **(301)** | (167) |
| Other non current provisions, net | **(99)** | 158 |
| Employee profit share | **(60)** | (48) |
| Amortization of goodwill | **7** | (5) |
| Other | **(95)** | 199 |
| | **(1,043)** | (230) |

## 20 INCOME TAXES

**a** Under the principles described in note 1(m), the income tax expense in the income statement can be analyzed as follows:

| (in millions of French francs) | 1994 | 1993 |
|---|---|---|
| Currently payable (note 20 (b)) | **(685)** | (363) |
| Deferred income taxes, net | **(584)** | 1,641 |
| | **(1,269)** | 1,278 |

**b** Income taxes currently payable represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries. As from January 1, 1990 Peugeot S.A. has elected to determine French income taxes on a consolidated basis, including French subsidiaries held at 95% or more.

**c** In 1994, the difference between the French corporate tax rate on income (33.3%) and the group's effective tax rate (28.1%) is principally due to the effect of tax credits (3.1%), permanent differences (0.9%), specific French tax rates on result of disposal of property and equipment (1.7%).

## 21 PENSION AND OTHER RETIREMENT BENEFITS

**a** In addition to pension benefits in accordance with laws and regulations of the countries to which their employer is subject, group employees receive supplementary pensions and retirement indemnities.

**b** The valuation of such additional obligations has been performed on an actuarial basis in accordance with SFAS no. 87. The valuation includes:

- assumptions of employees in service leaving the group before retirement;
- mortality estimates;
- salary projections until retirement;
- discount rates approximating interest rates of long term financial instruments.

**c** Group obligations are as follows:

| (in millions of French francs) | 1994 | 1993 |
|---|---|---|
| **Group obligation as at December 31** | | |
| Vested benefits | (1,976) | (1,904) |
| Nonvested benefits | (3,301) | (2,940) |
| **Projected benefit obligation** | (5,277) | (4,844) |
| **Status of obligation** | | |
| Fair value as at December 31, of prior years' fundings to external organizations | 3,106 | 3,645 |
| Year's fundings to external organizations | 12 | 12 |
| **Fair value of external funds as at December 31** | 3,118 | 3,657 |
| **Unamortized net obligation** (note 21 (d)) | 1,181 | 510 |
| Accruals as at January 1 | (677) | (512) |
| Movements for the year | (301) | (167) |
| Other movements | — | 2 |
| **Accruals as at December 31** | (978) | (677) |

Peugeot Talbot Motor Plc and its subsidiaries grant pension benefits to their employees. The related obligation is not included in the total obligation of the PSA Peugeot Citroën Group, as presented above.

At December 31, 1994, the projected benefit obligation valued in accordance with SFAS no. 87 amounts to FF 3,242 million (1993: FF 3,190 million) and the fair value of external funds managed by a trustee amounts to FF 3,233 million (1993: FF 3,713 million).

**d** The unamortized net obligation includes the effect of changes in plan experience and actuarial assumptions, together with the difference between the actual return and the expected return on plan assets. It is not accounted for in the balance sheet and will be amortized over the estimated average remaining service period of employees.

**e** The expense relating to pension benefits obligations and retirement indemnities, includes the following:

| (in millions of French francs) | 1994 | 1993 |
|---|---|---|
| Service cost | (172) | (145) |
| Interest cost | (436) | (373) |
| Interest on external funding | 338 | 382 |
| Amortization of transition debit | (31) | (31) |
| **Total expense** | (301) | (167) |

## 22 FOREIGN EXCHANGE AND INTEREST RATE RISK MANAGEMENT

**a General principles**

The manufacturing and sales companies manage their exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of market fluctuations. These positions are managed primarily by making forward purchases or sales of the currencies concerned, as soon as the foreign currency invoice is accounted for, with or through the PSA Peugeot Citroën Group's specialized banking subsidiaries. Where appropriate, the manufacturing and sales companies also hedge planned commercial transactions in foreign currencies which are certain to take place in the months to come, also through the specialized banking subsidiaries. The manufacturing and sales companies manage their interest rate positions on financing and investment transactions with the primary objective of reducing the impact of interest rate fluctuations on Group earnings. Interest rate positions on long and medium-term financing and investment transactions are managed principally by entering into forward contracts, mainly with the PSA Peugeot Citroën Group's specialized banking subsidiaries. The PSA Peugeot Citroën Group's manufacturing and sales companies do not contract any purchases or sales of financial instruments, other than to hedge exchange and interest rate risks on actual or planned transactions as described above.

The PSA Peugeot Citroën Group's wholesale and retail financing companies manage their foreign currency exchange and interest rate positions, primarily by neutralising the impact of currency exchange and interest rate fluctuations on their earnings by matching customer loans, which generally pay interest at fixed rates, with fixed rate financing in the same currency. The PSA Peugeot Citroën Group's wholesale and retail financing companies do not contract any purchases or sales of financial instruments, other than to hedge interest rate risks on refinancing as described above.

PSA International S.A., the banking subsidiary specialized in managing foreign exchange risks, and Société de Crédit à l'Industrie Automobile - Socia, the banking subsidiary specialized in managing interest rate risks, operate on the financial markets primarily on behalf of the manufacturing, sales and wholesale and retail financing companies, to hedge the latter's foreign exchange and interest rate risks. These specialized banking subsidiaries also hedge their own balance sheet positions. In addition, they enter into transactions on financial intruments that do not qualify as hedges. These transactions, which are subject to very strict exposure limits, are carried out in the normal course of their business and are closely controlled on a continuous basis. These transactions, which are the only non-hedging transactions carried out by companies in the PSA Peugeot Citroën Group, do not have a material impact on consolidated net earnings.

The group minimizes counterparty market risks through internal control procedures limiting the selection of traders to major banks and financial institutions.

## (b) Accounting principles

Gains and losses on hedging positions relating to actual or planned transactions are accounted for on a symmetrical basis with the loss or gain on the underlying transaction.

## (c) Manufacturing and sales companies

As of December 31, after eliminating intercompany transactions, open forward contracts in foreign currencies serving to fix the exchange rate used to record import and export transactions in the accounts, and financial instruments acquired in connection with the management of interest rates on financial assets and liabilities, were as follows:

**Hedges of actual transactions**

| (in millions of French francs) | **1994** | 1993 |
|---|---|---|
| **Foreign exchange risk** | | |
| Contracts on commercial transactions (maturities essentially from 1 to 3 months) | **11,464** | 6,761 |
| Contracts on financing transactions (maturities from 1 to 6 years) | **1,012** | 696 |
| **Interest rate risk** | | |
| Contracts on financing transactions (maturities from 1 to 6 years) | **14,472** | 6,196 |

**Hedges of planned transactions**

As of December 31, 1994, open foreign exchange hedging contracts amounted to FF 2,346 million. When they are carried out, these planned transactions will be converted at the hedging rate.

## (d) Wholesale and retail financing companies

As of December 31, after eliminating intercompany transactions, open contracts on financial instruments used to match interest and exchange rates for customer loans and the related financing, were as follows:

**Hedge of actual transactions**

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| **Foreign exchange risk** | | |
| Contracts on financing transactions (maturities primarily ranging from 1 to 5 years) | **3,180** | 3,055 |
| **Interest rate risk** | | |
| Contracts on financing transactions (maturities ranging from 1 to 5 years) | **20,143** | 14,932 |

**Hedges of planned transactions**

As of December 31, 1994, open interest rate hedging contracts amounted to FF 3,500 million.

## (e) Specialized banking subsidiaries

The results recorded by the specialized banking subsidiaries on their management of foreign exchange and interest rate risks and on financial instruments not qualifying as hedges were as follows:

**Foreign exchange contracts not qualifying as hedges**

During 1994 and 1993 these contracts primarily consisted of closed positions, i.e. foreign exchange purchase and sale contracts for the same amount, which enable the specialized banking subsidiaries to fix their margins without incurring any exposure to future exchange rate fluctuations. In 1994, these transactions generated a pre-tax profit of FF 27 million (1993: FF 130 million).

**Interest rate contracts not qualifying as hedges**

During 1994 and 1993 these contracts primarily consisted of closed positions on swaps. Swaps settled during 1994 generated a pre-tax loss of FF 1 million (pre-tax profit of FF 6 million in 1993). The mark to market of these contracts as of December 31, 1994 resulted in an unrealized pre-tax loss of FF 1 million (unrealized pre-tax profit of FF 10 million as of December 31, 1993).

## 23 COMMITMENTS AND CONTINGENCIES

The group is committed for the following amounts:

| (in millions of French francs) | December 31, 1994 | December 31, 1993 |
|---|---|---|
| Capital commitment for the acquisition of property, plant and equipment | **4,212** | 3,760 |
| Long-term commitments for the acquisition of vehicles and parts | **2,622** | 2,460 |
| Non cancelable lease commitments | **1,165** | 1,134 |
| Securities subscription and purchase commitments | **1,359** | 1,485 |
| | **9,358** | 8,839 |
| Receivables sold with recourse | **—** | 824 |
| Unmatured notes discounted with recourse | **7** | 7 |
| Guarantees given in respect of indebtedness of unconsolidated subsidiaries | **515** | 321 |
| Pledged or mortgaged assets | **570** | 225 |

Management believe that no material losses will result for any of the above-mentioned commitments and contingencies.

## 24 EARNING PER SHARE

Primary earnings per share are calculated on the basis of the average number of common shares in circulation during the year.

Diluted earnings per share are calculated on the basis of the number of common shares that would be in circulation assuming conversion of all convertible bond debenture (note 13) and exercise of all stock options (note 10 (a)).

## 25 CONSOLIDATION OF BANKS AND FINANCE COMPANIES

As indicated in note 1(a), consolidated financial statements including all majority-owned banks and finance companies have been prepared in accordance with the SFAS no. 94, including all information provided in the preceding notes that is materially modified by the consolidation of these companies.

The banks and finance companies consolidated in these financial statements are those described in note 5, with the exception of the Compagnie Générale de Crédit aux Particuliers - Crédipar which is not majority-controlled by the group.

### a Accounting policies

The accounting policies applied are those described in note 1 as completed by the following policies which are specific to the activities of banks and finance companies.

#### Revenue recognition

The majority of retail receivables includes the finance charges in the face amount. These finance charges are recognized as income over the term of the receivables on the sum-of-the-digits basis or on an actuarial basis. The amount of unearned income deducted from finance receivables in the accompanying balance sheet represents income allocable to future periods. Acquisition and collection costs generally are expensed as incurred. However, dealer commissions are deducted from deferred revenue amortized over the life of the contract.

The remaining finance receivables (primarily wholesale financing) include only the principal in the face amount of the receivables; interest on these receivables is accrued and recognized as income montlhy. Interest accrued at the balance sheet dates is included in finance receivables.

#### Lease operations

Leasing operations, consisting principally of the leasing of vehicles, are accounted for as direct financing leases, except for certain short-term rentals that are accounted for as operatings leases.

#### Credit losses

Provisions for credit losses are charged to income in the following manner:

- retail financing: a provision, based on an historical and prospective evaluation of risk, is made when a retail installment contract is obtained and is periodically revised on the basis of the evolution of the risk;
- wholesale financing: a statistical provision is made on the average outstanding balances during the year and is increased in the case of specifically identified risk.

As soon as a finance receivable is deemed unrecoverable, it is written-off against the allowance for credit losses, after taking into consideration eventual recourse to guarantor and the value at which repossessed vehicles are recorded in the balance sheet (at the lower of the recorded investment in the receivable and its estimated fair value). In addition, recognition of financing revenue is suspended. At the time of disposal of a repossessed vehicle, the allowance for credit losses is adjusted in respect of any gain or loss on disposal. Any amounts subsequently recovered are credited to the income statement.

**Cash and cash equivalents**

The group defines cash and cash equivalents as the total of cash in banks, short-term deposits and marketable securities realizable within a three-month period of all consolidated companies, less the inter-bank liabilities of the banking subsidiaries and the bank advances and short-term financing not dedicated to the refinancing of finance companies.

## ⓑ Consolidated statement of income (including majority-owned banks and finance companies)

| (in millions of French francs) | Year ended December 31, 1994 | Year ended December 31, 1993 |
|---|---|---|
| **Net sales** | **166,195** | 145,431 |
| Sundry revenues | **810** | 745 |
| Financing revenues | **4,712** | 4,360 |
| **Operating expenses** | **(162,001)** | (148,544) |
| **Interest expense, net** (note 25 (l)) | **(3,063)** | (3,741) |
| **Other income and (expense)** | | |
| Restructuration costs | **(663)** | (665) |
| Other income and (expense), net | **(1,188)** | (265) |
| | **(1,851)** | (930) |
| **Equity in pre-tax earnings of affiliated companies** | **(181)** | 150 |
| **Income/(Loss) before income taxes** | **4,621** | (2,529) |
| Income taxes | **(1,302)** | 1,278 |
| **Net income/(loss) before minority interest** | **3,319** | (1,251) |
| Minority interest in net income of consolidated subsidiaries | **(217)** | (162) |
| **Net income/(loss) for the year** | **3,102** | (1,413) |

## Consolidated balance sheet (including majority-owned banks and finance companies)

| (in millions of French francs) | December 31, 1994 | December 31, 1993 |
|---|---|---|
| **ASSETS** | | |
| **Current financial assets** | | |
| Cash, short-term deposits and marketable securities (note 25 (h)) | 14,066 | 3,283 |
| Loans made by bank subsidiaries | 4,523 | 2,782 |
| Loans made by subsidiaries other than banks | 131 | 272 |
| Retail and lease operations receivables (note 25 (g)) | 26,339 | 23,843 |
| Wholesale receivable (note 25 (g)) | 16,203 | 14,177 |
| | 42,542 | 38,020 |
| Unearned income | (3,087) | (3,431) |
| Allowance for credit losses | (451) | (378) |
| | 39,004 | 34,211 |
| | 57,724 | 40,548 |
| **Current operating assets** | | |
| Accounts and notes receivable, net | 13,049 | 10,866 |
| Other receivables | 5,948 | 4,660 |
| Inventories | 23,850 | 24,609 |
| Deferred income taxes | 1,111 | 1,016 |
| | 43,958 | 41,151 |
| **Property, net** | 61,086 | 61,867 |
| **Investments and other assets** | | |
| Investment in companies at equity | 2,490 | 2,886 |
| Other investments | 3,648 | 3,148 |
| Non-current loans and receivables (note 25 (f)) | 4,217 | 2,981 |
| Other assets | 1,473 | 2,469 |
| Deferred income taxes and carryback | 3,915 | 4,143 |
| | 15,743 | 15,627 |
| **Total assets** | 178,511 | 159,193 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current financing liabilities** | | |
| Short-term financing and bank advances (note 25 (k)) | 38,143 | 37,363 |
| Customer deposit with bank subsidiaries | 421 | 293 |
| Current portion of long-term debt (note 25 (j)) | 5,113 | 5,369 |
| | 43,677 | 43,025 |
| **Current operating assets** | | |
| Accounts and notes | 29,042 | 21,550 |
| Other payables | 15,679 | 15,567 |
| Deferred income | 265 | 264 |
| | 44,986 | 37,381 |
| **Long-term debt** (note 25 (j)) | | |
| Convertible bond debenture | 3,960 | — |
| Other debenture | 8,453 | 6,383 |
| Other borrowing | 7,326 | 6,330 |
| | 19,739 | 12,713 |
| **Subordinated securities** (note 25 (i)) | 1,484 | 1,599 |
| **Other non-current liabilities** | 3,422 | 2,785 |
| **Deferred income taxes** | 10,123 | 9,738 |
| **Minority interest in net assets of consolidated subsidiaries** | 1,556 | 1,413 |
| **Stockholders' equity** | | |
| Common stock | 1,751 | 1,751 |
| Capital in excess of par value of stock | 5,359 | 5,357 |
| Reserves | 46,414 | 43,431 |
| | 53,524 | 50,539 |
| **Total liabilities and stockholders' equity** | 178,511 | 159,193 |

## Consolidated statement of cash flows (including majority-owned banks and finance companies)

| (in millions of French francs) | Year ended December 31, 1994 | Year ended December 31, 1993 |
|---|---|---|
| **Net income for the year** | 3,102 | (1,413) |
| Amortization of special tools | 3,224 | 3,033 |
| Depreciation of plant and equipment | 7,163 | 6,989 |
| Amortization and depreciation of other non-current assets | 590 | (465) |
| Deferred income taxes | 612 | 120 |
| Provision for credit losses | 93 | 99 |
| Minority interest in net income of consolidated subsidiaries | 217 | 162 |
| Equity in undistributed earnings of affiliated companies | 298 | — |
| Other | 411 | 443 |
| **Working capital provided from operations** | 15,710 | 8,968 |
| Decrease in current net operating assets of non-finance companies | 3,965 | 2,912 |
| Variation of the current net operating assets of finance companies | 855 | (136) |
| Increase in deferred income taxes | (96) | 188 |
| **Cash flows from operating activities** | 20,434 | 11,932 |
| Disposals of investments | 83 | 52 |
| Disposals of consolidated subsidiaries | 87 | — |
| Disposals of property | 913 | 1,116 |
| Capital expenditure | (10,661) | (11,501) |
| Investment acquisitions | (700) | (826) |
| Acquisitions of consolidated subsidiaries | (214) | — |
| Other | (210) | (112) |
| **Cash flows from investing activities** | (10,702) | (11,271) |
| Dividends | — | (499) |
| Increase in capital | 3 | 19 |
| Issuance of convertible bond debenture | 3,960 | — |
| Issuance of other long-term debt | 6,670 | 7,918 |
| Repayments and transfers to short-term of long-term debt | (3,831) | (3,060) |
| Increase in finance receivables | (4,866) | (3,299) |
| Increase in loans made by bank subsidiaries | (1,835) | (991) |
| (Increase)/Decrease in other long-term loans and receivables | 185 | (2,681) |
| Increase/(Decrease) in customer deposits with bank subsidiaries | 128 | (168) |
| Increase/(Decrease) in commercial paper | 629 | (1,768) |
| Increase in other short-term financing of finance companies | 535 | 4,356 |
| Other | (164) | 38 |
| **Cash flows from financing activities** | 1,414 | (135) |
| Movement in special translation reserve | (123) | (451) |
| **Net increase/(decrease) in cash and cash equivalents** | 11,023 | 75 |
| Cash and cash equivalents at January 1 | (9,161) | (9,236) |
| **Cash and cash equivalents at December 31** | 1,862 | (9,161) |

## ❺ Complementary segment information

### YEAR ENDED DECEMBER 31, 1994
(in millions of French francs)

| Countries | Financing revenues | Total assets: Non finance companies | Total assets: Banks and finance companies | Total assets: Eliminations | Total assets: Total |
|---|---|---|---|---|---|
| France | 226 | 109,891 | 11,882 | (6,685) | 115,088 |
| Spain | 576 | 7,552 | 4,070 | (87) | 11,535 |
| United Kingdom | 821 | 6,347 | 11,469 | (1,512) | 16,304 |
| Other European countries | 3,089 | 10,051 | 26,734 | (1,440) | 35,345 |
| Other countries | — | 239 | — | — | 239 |
| | 4,712 | 134,080 | 54,155 | (9,724) | 178,511 |

### YEAR ENDED DECEMBER 31, 1993
(in millions of French francs)

| Countries | Financing revenues | Total assets: Non finance companies | Total assets: Banks and finance companies | Total assets: Eliminations | Total assets: Total |
|---|---|---|---|---|---|
| France | 261 | 92,359 | 15,422 | (5,437) | 102,344 |
| Spain | 682 | 7,255 | 4,019 | (64) | 11,210 |
| United Kingdom | 665 | 6,557 | 9,940 | (1,330) | 15,167 |
| Other European countries | 2,752 | 9,946 | 22,936 | (2,582) | 30,300 |
| Other countries | — | 172 | — | — | 172 |
| | 4,360 | 116,289 | 52,317 | (9,413) | 159,193 |

## ❻ Non-current loans and receivables

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| Value-added tax credit | **1,074** | 1,174 |
| Investment securities (note 1 (d)) | **726** | — |
| Advances to non-consolidated companies | **1,073** | — |
| Other loans and receivables | **1,344** | 1,807 |
| | **4,217** | 2,981 |

### Finance receivables

The maturities of finance receivables outstanding as at December 31, 1994 are as follows:

**As at December 31, 1994**

| (in millions of French francs) | 1995 | 1996 | 1997 | After 1997 | Total |
|---|---|---|---|---|---|
| Retail | 11,846 | 7,865 | 4,783 | 1,845 | 26,339 |
| Wholesale | 16,203 | — | — | — | 16,203 |
| Total | 28,049 | 7,865 | 4,783 | 1,845 | 42,542 |

**As at December 31, 1993**

| (in millions of French francs) | 1994 | 1995 | 1996 | After 1996 | Total |
|---|---|---|---|---|---|
| Retail | 11,338 | 6,762 | 3,930 | 1,813 | 23,843 |
| Wholesale | 14,177 | — | — | — | 14,177 |
| Total | 25,515 | 6,762 | 3,930 | 1,813 | 38,020 |

Installments (including interest) past due 60 days or more included in finance receivables, and the aggregate receivable balances related to such past due installments, are as follows:

| (in millions of French francs) | **12.31.1994** | | 12.31.1993 | |
|---|---|---|---|---|
| | **Balances** | **Past due installments** | Balances | Past due installments |
| Retail | 146 | 114 | 147 | 114 |
| Wholesale | 26 | 26 | 22 | 22 |
| Total | 172 | 140 | 169 | 136 |

### Cash, short term deposits and marketable securities

Short term deposits and marketable securities include the following:

| (in millions of French francs) | **12.31.1994** | 12.31.1993 |
|---|---|---|
| Cash of finance companies | **513** | 558 |
| Cash of companies other than banks and finance | **1,388** | 1,198 |
| Short-term deposits and marketable securities of finance companies | **63** | 583 |
| Short-term deposits and marketable securities of companies other than banks and finance | **15,572** | 4,209 |
| Cash, short-term deposits and marketable securities | **17,536** | 6,548 |
| Eliminations | **(3,470)** | (3,265) |
| | **14,066** | 3,283 |

### Subordinated securities

In addition to the subordinated securities issued by Peugeot S.A. (note 11), subordinated securities include subordinated perpetual securities issued on July 31, 1992 by PSA Finance Holding in the amount of FF 1,200 million. These securities bear interest at a variable rate based on the PIBOR plus 0.45% and were subscribed in total by a banking consortium.

### Long-term debt

Long-term debt maturities, excluding convertible bond debenture (note 13), are as follows:

| (in millions of French francs) | **12.31.1994** | 12.31.1993 |
|---|---|---|
| 1995 | **—** | 2,673 |
| 1996 | **4,263** | 3,354 |
| 1997 | **2,974** | 2,306 |
| 1998 | **4,580** | 1,760 |
| 1999 (plus subsequent years at December 31, 1993) | **1,311** | 2,620 |
| Subsequent years at December 31, 1994 | **2,651** | — |
| | **15,779** | 12,713 |
| Current portion | **5,113** | 5,369 |
| | **20,892** | 18,082 |

The total of long-term debt, including convertible bond debenture (note 13), is repayable in the following currencies:

| (in millions of French francs) | **12.31.1994** | 12.31.1993 |
|---|---|---|
| French francs | **10,809** | 7,780 |
| Pounds sterling | **1,782** | 1,186 |
| Deutsche marks | **3,756** | 3,047 |
| Italian lira | **1,313** | 216 |
| Luxembourg francs | **941** | — |
| Dutch florins | **400** | 82 |
| Austrian schillings | **252** | 88 |
| Spanish pesetas | **241** | 220 |
| Other | **245** | 94 |
| | **19,739** | 12,713 |

At December 31, 1994, the weighted average interest rate on long-term debt is 6.03% (1993: 7.90%).

### K Short-term financing and bank advances

Short-term financing and bank advances include the following:

| (in millions of French francs) | December 31, 1994 | December 31, 1993 |
|---|---|---|
| Commercial paper of non finance companies | **2,976** | 6,234 |
| Short-term credits of non finance companies | **3,847** | 6,155 |
| Bank overdraft of non finance companies | **8,825** | 3,289 |
| Interbank credit accounts of banks | **26** | 31 |
| | **15,674** | 15,709 |
| Commercial paper of finance companies | **6,230** | 5,601 |
| Other short-term financing of finance companies | **18,367** | 18,721 |
| Eliminations | **(2,128)** | (2,668) |
| | **38,143** | 37,363 |

The average daily amount of commercial paper outstanding was FF 9,300 million in 1994 (1993: 12,760 million).

### L Interest expense, net

Interest expense, net includes the following:

| (in millions of French francs) | December 31, 1994 | December 31, 1993 |
|---|---|---|
| Interest expense of banks and finance companies | **(2,150)** | (3,051) |
| Interest expense of companies other than banks and finance | **(1,656)** | (1,331) |
| Interest income of companies other than banks and finance | **743** | 641 |
| | **(3,063)** | (3,741) |

## CONSOLIDATED STATEMENT OF INCOME 1990-1994

| (in millions of French francs) | **Year ended December 31, 1994** | Year ended December 31, 1993 | Year ended December 31, 1992 | Year ended December 31, 1991 | Year ended December 31, 1990 |
|---|---|---|---|---|---|
| **Net sales** | **166,195** | 145,431 | 155,431 | 160,171 | 159,976 |
| Sundry revenues | **829** | 775 | 833 | 767 | 815 |
| **Operating expenses** | **(159,735)** | (146,505) | (150,383) | (150,836) | (145,090) |
| **Operating margin** | **7,289** | (299) | 5,881 | 10,102 | 15,701 |
| **Other income and (expense)** | | | | | |
| Interest expense, net | **(1,645)** | (2,420) | (1,465) | (1,741) | (969) |
| Restructuration costs | **(663)** | (665) | (367) | (564) | (197) |
| Other income and (expense), net | **(1,043)** | (230) | (616) | (524) | (1,598) |
| | **(3,351)** | (3,315) | (2,448) | (2,829) | (2,764) |
| **Equity in pre-tax earnings of affiliated companies** | **583** | 1,029 | 827 | 1,201 | 1,140 |
| **Income before income taxes** | **4,521** | (2,585) | 4,260 | 8,474 | 14,077 |
| **Income taxes** | **(1,269)** | 1,278 | (735) | (2,798) | (4,638) |
| **Net income before minority interest** | **3,252** | (1,307) | 3,525 | 5,676 | 9,439 |
| Minority interest in net income of consolidated subsidiaries | **(150)** | (106) | (153) | (150) | (181) |
| **Net income for the year** | **3,102** | (1,413) | 3,372 | 5,526 | 9,258 |
| **Primary earnings per share** **Net income per common share** (in French francs) | **62** | (28) | 67 | 111 | 185 |
| Number of shares outstanding | **50,036,162** | 50,002,116 | 49,970,881 | 49,945,224 | 49,934,899 |

## CONSOLIDATED BALANCE SHEET 1990-1994

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 | December 31, 1992 | December 31, 1991 | December 31, 1990 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current financial assets** | | | | | |
| Cash | **1,388** | 1,198 | 1,564 | 2,552 | 1,623 |
| Short-term deposits and marketable securities | **15,572** | 4,209 | 4,739 | 3,453 | 7,089 |
| Accounts and notes receivable, net | **13,573** | 11,225 | 12,982 | 12,870 | 11,357 |
| Current portion of non-current loans | **131** | 273 | 99 | 497 | 265 |
| Short-term deferred income taxes | **1,044** | 986 | 1,077 | — | — |
| Other receivables | **5,259** | 4,808 | 6,607 | 7,737 | 7,314 |
| Inventories | **23,850** | 24,609 | 26,813 | 25,048 | 24,128 |
| | **60,817** | 47,308 | 53,881 | 52,157 | 51,776 |
| **Property** | | | | | |
| Land, plant and equipment | | | | | |
| - At cost | **99,325** | 93,474 | 89,933 | 82,081 | 72,660 |
| - Less: accumulated depreciation | **(47,036)** | (41,375) | (36,120) | (31,421) | (27,032) |
| | **52,289** | 52,099 | 53,813 | 50,660 | 45,628 |
| **Unamortized special tools** | **8,384** | 9,330 | 8,266 | 8,137 | 7,135 |
| | **60,673** | 61,429 | 62,079 | 58,797 | 52,763 |
| **Investments and other assets** | | | | | |
| Investment in companies at equity | **7,396** | 7,748 | 7,437 | 6,981 | 6,495 |
| Other investments | **2,944** | 2,443 | 2,337 | 2,317 | 2,177 |
| Non-current loans and receivables | **4,102** | 3,198 | 1,261 | 1,045 | 1,726 |
| Other assets | **659** | 500 | 623 | 612 | 586 |
| Long-term deferred income taxes and carryback | **3,792** | 4,004 | 1,449 | — | — |
| | **18,893** | 17,893 | 13,107 | 10,955 | 10,984 |
| **Total assets** | **140,383** | 126,630 | 129,067 | 121,909 | 115,523 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| **Current liabilities** | | | | | |
| Bank advances | **8,825** | 3,289 | 4,841 | 5,286 | 9,157 |
| Short-term financing | **6,823** | 12,389 | 11,495 | 5,142 | 2,937 |
| Accounts and notes payable | **29,105** | 21,600 | 24,553 | 25,911 | 23,667 |
| Short-term deferred income taxes | **103** | 81 | 5 | — | — |
| Other payables | **14,070** | 14,856 | 15,628 | 16,202 | 16,847 |
| Current portion of long-term debt | **699** | 1,336 | 829 | 1,486 | 1,036 |
| | **59,625** | 53,551 | 57,351 | 54,027 | 53,644 |
| **Long-term debt** | | | | | |
| Convertible bond debenture | **3,960** | — | — | — | — |
| Debentures | **5,747** | 5,801 | 1,272 | 1,292 | 1,975 |
| Other borrowing | **2,782** | 2,735 | 3,563 | 3,733 | 3,876 |
| | **12,489** | 8,536 | 4,835 | 5,025 | 5,851 |
| **Subordinated securities** | **284** | 399 | 505 | 603 | 693 |
| **Other non-current liabilities** | **3,045** | 2,614 | 3,116 | 2,525 | 2,400 |
| **Deferred income taxes** | **10,000** | 9,664 | 8,890 | 6,893 | 4,841 |
| **Minority interest in net assets of consolidated subsidiaries** | **1,416** | 1,327 | 1,226 | 1,118 | 928 |
| **Common stock** | | | | | |
| Stockholders' equity | **1,751** | 1,751 | 1,750 | 1,749 | 1,748 |
| Capital in excess of par value of stock | **5,359** | 5,357 | 5,339 | 5,328 | 5,319 |
| Reserves | **46,414** | 43,431 | 46,055 | 44,641 | 40,099 |
| | **53,524** | 50,539 | 53,144 | 51,718 | 47,166 |
| **Total liabilities and stockholders' equity** | **140,383** | 126,630 | 129,067 | 121,909 | 115,523 |

## CONSOLIDATED STATEMENT OF CASH FLOWS 1990-1994

| (in millions of French francs) | **December 31, 1994** | December 31, 1993 | December 31, 1992 | December 31, 1991 | December 31, 1990 |
|---|---|---|---|---|---|
| **Net income for the year** | **3,102** | (1,413) | 3,372 | 5,526 | 9,258 |
| Amortization of special tools | **3,224** | 3,033 | 2,459 | 2,233 | 2,036 |
| Depreciation of plant and equipment | **7,052** | 6,866 | 6,316 | 5,759 | 4,745 |
| Deferred income taxes | **664** | 136 | 834 | 2,046 | 942 |
| Other non-current provisions | **451** | (534) | 587 | 211 | (360) |
| Minority interest in net income of consolidated subsidiaries | **150** | 106 | 153 | 150 | 181 |
| Equity in undistributed earnings of affiliated companies | **174** | (279) | (350) | (415) | (545) |
| Other | **400** | 442 | 338 | (124) | (100) |
| **Working capital provided from operations** | **15,217** | 8,357 | 13,709 | 15,386 | 16,157 |
| (Increase)/Decrease in inventories | **759** | 2,204 | (1,764) | (920) | (4,366) |
| (Increase)/Decrease in accounts and notes receivable | **(2,348)** | 1,757 | (112) | (1,513) | (468) |
| (Increase)/Decrease in other receivables | **(541)** | 1,799 | 1,130 | (423) | (1,440) |
| Increase/(Decrease) in accounts and notes payable | **7,505** | (2,953) | (1,357) | 2,244 | (682) |
| Increase/(Decrease) in other payables | **(786)** | (778) | (576) | (645) | 211 |
| (Increase)/Decrease in deferred income taxes | **(35)** | 167 | (1,072) | — | — |
| **Cash flows from operating activities** | **19,861** | 10,553 | 9,958 | 14,129 | 9,412 |
| Disposals of investments | **163** | 51 | 438 | 63 | 131 |
| Disposals of property | **793** | 996 | 757 | 1,554 | 1,126 |
| Capital expenditure | **(10,457)** | (11,265) | (13,784) | (15,521) | (15,139) |
| Investment acquisitions | **(958)** | (397) | (752) | (352) | (675) |
| Other | **(137)** | (70) | (154) | 208 | (118) |
| **Cash flows from investing activities** | **(10,596)** | (10,685) | (13,495) | (14,048) | (14,675) |
| Dividends | **—** | (499) | (648) | (790) | (790) |
| Increase in capital | **3** | 19 | 12 | 9 | 6 |
| Issuance of long-term debt | **5,295** | 5,531 | 729 | 759 | 723 |
| Repayments and transfers to short-term | **(1,950)** | (1 ,329) | (1,579) | (1,144) | (2,922) |
| Long-term loans and receivables variation and other | **(967)** | (3,644) | (27) | 226 | (982) |
| **Cash flows from financing activities** | **2,381** | 78 | (1,513) | (940) | (3,965) |
| Movement in special translation reserve | **(63)** | (184) | (560) | (182) | 148 |
| **Net increase/(decrease) in cash and cash equivalents** | **11,583** | (238) | (5,610) | (1,041) | (9,080) |
| Cash and cash equivalents at January 1 | **(10,271)** | (10,033) | (4,423) | (3,382) | 5,698 |
| **Cash and cash equivalents at December 31** | **1,312** | (10,271) | (10,033) | (4,423) | (3,382) |

# CONSOLIDATED COMPANIES

# CONSOLIDATED COMPANIES AS AT DECEMBER 31, 1994

| Companies | Percent direct | Percent of control | Percent consolidated |
|---|---|---|---|
| **FULLY CONSOLIDATED COMPANIES** | | | |
| **Peugeot S.A. and direct subsidiaries** | | | |
| Peugeot S.A.<br>Paris - France | — | — | — |
| Automobiles Peugeot<br>Paris - France | 100.00 | 100.00 | 100.00 |
| G.I.E. PSA Peugeot Citroën<br>Paris - France | — | 100.00 | 100.00 |
| Automobiles Citroën<br>Neuilly-sur-Seine - France | 100.00 | 100.00 | 100.00 |
| Société Mécanique Automobile de l'Est<br>Trémery - France | — | 100.00 | 100.00 |
| Ecia - Equipements et Composants pour l'Industrie Automobile<br>Audincourt - France | 67.92 | 67.92 | 67.92 |
| Peugeot Citroën Moteurs<br>Nanterre - France | 99.97 | 99.99 | 99.99 |
| Société de Constructions Mécaniques Panhard & Levassor<br>Paris - France | 99.95 | 99.99 | 99.99 |
| Société d'Applications des Machines Motrices - SAMM<br>Bièvres - France | 100.00 | 100.00 | 100.00 |
| GEFCO<br>Courbevoie - France | 99.81 | 99.81 | 99.81 |
| La Publicité Française<br>Paris - France | 99.96 | 99.96 | 99.96 |
| G.I.E. PSA Trésorerie<br>Paris - France | 99.60 | 100.00 | 99.97 |
| PSA Finance Holding<br>Paris - France | 65.25 | 100.00 | 100.00 |
| Grande Armée Participations<br>Paris - France | 100.00 | 100.00 | 100.00 |
| **Automobiles Peugeot subsidiaries** | | | |
| Botzaris Automobiles<br>Paris - France | 41.93 | 99.92 | 99.91 |
| Parisud<br>Paris - France | 90.81 | 98.81 | 98.80 |
| Sodexa<br>Courbevoie - France | 99.61 | 99.99 | 99.98 |
| Brestoise des Garages de Bretagne<br>Brest - France | 100.00 | 100.00 | 100.00 |
| *Etablissements Boniface*<br>Saint-Etienne - France | 99.69 | 99.85 | 99.84 |
| Société Industrielle Automobile de Belfort<br>Belfort - France | 99.84 | 99.99 | 99.99 |
| Société Industrielle Automobile de Besançon<br>Besançon - France | 99.84 | 99.84 | 99.84 |
| Société Industrielle Automobile du Havre<br>Le Havre - France | 99.96 | 100.00 | 99.99 |
| Société Industrielle Automobile du Languedoc<br>Toulouse - France | 99.88 | 99.88 | 99.88 |
| Société Industrielle Automobile de Lorraine<br>Vandœuvre-les-Nancy - France | 99.76 | 99.76 | 99.76 |
| Etablissements Caffeau et Ruffin<br>Anzin - France | 99.96 | 99.99 | 99.99 |
| Société Industrielle Automobile de Mulhouse<br>Mulhouse - France | 99.98 | 100.00 | 99.99 |
| Société Industrielle Automobile du Nord<br>Lille - France | 99.99 | 99.99 | 99.99 |
| Société Industrielle Automobile de Normandie<br>Rouen - France | 99.94 | 99.95 | 99.94 |
| Société Industrielle Automobile de l'Ouest<br>Orvault - France | 91.93 | 99.35 | 99.34 |
| Société Industrielle Automobile de Provence<br>Marseille - France | 99.72 | 99.72 | 99.72 |
| Société Industrielle Automobile du Sud-Ouest<br>Le Bouscat - France | 99.95 | 99.95 | 99.95 |
| Société Lyonnaise d'Industrie et de Commerce Automobile<br>Venissieux - France | 85.63 | 99.91 | 99.91 |
| Société Nouvelle des Grands Garages de Champagne<br>Tinqueux - France | 99.96 | 99.96 | 99.96 |
| *Régionale Française Automobile*<br>Cesson Sévigné - France | 99.50 | 99.67 | 99.66 |

| Companies | Percent direct | Percent of control | Percent consolidated |
|---|---|---|---|
| Grands Garages de l'Hérault<br>Montpellier - France | 99.74 | 99.99 | 99.98 |
| Sogedac - Société Générale d'Achats<br>Paris - France | 65.00 | 100.00 | 100.00 |
| Talbot & Compagnie<br>Paris - France | — | 100.00 | 99.98 |
| Talbot<br>Paris - France | 99.96 | 99.99 | 99.98 |
| Société Commerciale Automobile<br>Paris - France | 99.99 | 99.99 | 99.98 |
| Grands Garages de Nice et du Littoral<br>Nice - France | 99.80 | 99.90 | 99.89 |
| Mercier S.A.<br>Paris - France | 93.98 | 99.77 | 99.76 |
| Sora S.A.<br>Poissy - France | 99.88 | 99.88 | 99.88 |
| Peugeot Talbot Belgique S.A.<br>Nivelles - Belgium | 99.99 | 100.00 | 100.00 |
| S.A. Peugeot Talbot Service N.V.<br>Bruxelles - Belgium | — | 100.00 | 100.00 |
| Peugeot Talbot Nederland N.V.<br>Utrecht - Netherlands | 100.00 | 100.00 | 100.00 |
| Peugeot Talbot Deutschland GmbH<br>Saarbrücken - Germany | 100.00 | 100.00 | 99.99 |
| Peugeot Talbot Automobili Italia S.p.A.<br>Milan - Italy | 99.94 | 100.00 | 100.00 |
| Peugeot Talbot Motor Company PLC<br>Coventry - United Kingdom | 100.00 | 100.00 | 100.00 |
| Proptal UK Ltd<br>Coventry - United Kingdom | — | 100.00 | 100.00 |
| Talbot Exports Ltd<br>Coventry - United Kingdom | — | 100.00 | 100.00 |
| Robins and Day Ltd<br>Coventry - United Kingdom | — | 100.00 | 100.00 |
| Realtal UK Ltd<br>Coventry - United Kingdom | — | 100.00 | 100.00 |
| A.B. Autogruppen Citroën, Peugeot, Talbot<br>Johanneshov - Sweden | 50.00 | 100.00 | 100.00 |

| Companies | Percent direct | Percent of control | Percent consolidated |
|---|---|---|---|
| Peugeot Talbot (Suisse) S.A.<br>Berne - Switzerland | 100.00 | 100.00 | 100.00 |
| Peugeot Talbot Austria GmbH<br>Vienna - Austria | 100.00 | 100.00 | 100.00 |
| Peugeot Talbot España S.A.<br>Madrid - Spain | 99.97 | 100.00 | 100.00 |
| Hispanomocion S.A.<br>Madrid - Spain | — | 100.00 | 100.00 |
| Peugeot Chile<br>Santiago du Chili - Chile | 96.92 | 96.92 | 96.92 |
| **Automobiles Citroën subsidiaries** | | | |
| Société de Construction d'Equipements<br>de Mécanisations et de Machines - SCEMM<br>Saint-Etienne - France | 100.00 | 100.00 | 100.00 |
| Société d'Outillage Général Appliqué<br>aux Moules et Modèles - SOGAMM<br>Stains - France | 99.94 | 99.98 | 99.98 |
| Société Commerciale Citroën<br>Neuilly-sur-Seine - France | 99.96 | 99.96 | 99.96 |
| Citroën Félix Faure<br>Neuilly-sur-Seine - France | 0.01 | 99.97 | 99.93 |
| Citroën Champ de Mars<br>Paris - France | 99.40 | 99.68 | 99.68 |
| Citer<br>Neuilly-sur-Seine - France | 98.12 | 98.12 | 98.12 |
| Citroën Paris<br>Neuilly-sur-Seine - France | 100.00 | 100.00 | 100.00 |
| Société Belge des Automobiles Citroën<br>Bruxelles - Belgium | 100.00 | 100.00 | 100.00 |
| Citroën Belux<br>Bruxelles - Belgium | 100.00 | 100.00 | 100.00 |
| Citroën Nederland B.V.<br>Amsterdam - Netherlands | 99.60 | 100.00 | 100.00 |
| Citroën Deutschland AG<br>Cologne - Germany | 99.95 | 99.95 | 99.95 |
| Citroën Commerce GmbH<br>Cologne - Germany | — | 100.00 | 99.95 |
| Citroën Italia S.p.A.<br>Milan - Italy | 95.54 | 100.00 | 100.00 |

| Companies | Percent direct | Percent of control | Percent consolidated |
|---|---|---|---|
| Citroën U.K. Ltd<br>Berkshire - United Kingdom | 99.97 | 100.00 | 100.00 |
| Citroën Danmark A/S<br>Copenhaguen - Denmark | 100.00 | 100.00 | 100.00 |
| Citroën Norge A/S<br>Skaarer - Norway | 100.00 | 100.00 | 100.00 |
| Citroën (Suisse) S.A.<br>Geneva - Switzerland | 100.00 | 100.00 | 100.00 |
| Citroën Osterreich GmbH<br>Vienna - Austria | 100.00 | 100.00 | 100.00 |
| Citroën Lusitania S.A.<br>Mangualde - Portugal | 14.50 | 55.41 | 54.28 |
| Automoveis Citroën S.A.<br>Lisbon - Portugal | 99.98 | 99.98 | 99.98 |
| Citroën Hispania S.A.<br>Pontevedro - Spain | 94.34 | 94.34 | 94.34 |
| Commercial Citroën S.A.<br>Madrid - Spain | — | 100.00 | 94.30 |
| Citer Hispania S.A.<br>Madrid - Spain | — | 100.00 | 94.34 |
| Autotransporte Turistico Español S.A. (Atesa)<br>Madrid - Spain | — | 100.00 | 94.34 |
| **Ecia subsidiaries** | | | |
| ECSA - Etudes et Construction de Sièges<br>pour l'Automobile<br>Levallois-Perret - France | 50.98 | 50.98 | 34.63 |
| Eli - *Echappement*<br>Levallois-Perret - France | 99.99 | 99.99 | 67.91 |
| EAK - Composants pour l'Automobile S.A.<br>Levallois-Perret - France | 51.00 | 51.00 | 34.64 |
| CESA - Compagnie Européenne de Sièges<br>pour Automobiles<br>Levallois-Perret - France | 66.00 | 66.00 | 44.83 |
| EAK - Composants pour l'Automobile SNC<br>Levallois-Perret - France | 51.00 | 51.00 | 34.64 |
| Peugeot Motocyles<br>Mandeure - France | 73.86 | 73.86 | 50.16 |
| ECIA Automobilsysteme - EAS GmbH<br>Munich - Germany | — | 100.00 | 67.92 |

| Companies | Percent direct | Percent of control | Percent consolidated |
|---|---|---|---|
| Leistritz AG & Co. Abgastechnik<br>Furth - Germany | — | 100.00 | 67.92 |
| ECIA - Ausrustungen und Komponenten<br>für die Automobilindustrie GmbH<br>Saarbrücken - Germany | 100.00 | 100.00 | 67.92 |
| Hills Precision Components Ltd<br>Coventry - United Kingdom | 79.56 | 100.00 | 74.47 |
| **GEFCO subsidiaries** | | | |
| Transauto - Stur<br>Courbevoie - France | 99.79 | 99.79 | 99.60 |
| Soler Seguin<br>Argenton-sur-Creuse - France | 99.97 | 99.97 | 99.78 |
| *Transports Vandecasteele*<br>Ath - Belgium | 100.00 | 100.00 | 99.81 |
| GEFCO Italia S.p.A.<br>Milan - Italy | 98.00 | 100.00 | 99.81 |
| GEFCO U.K. Ltd<br>London - United Kingdom | 100.00 | 100.00 | 99.81 |
| GEFCO España S.A.<br>Madrid - Spain | 99.99 | 100.00 | 99.81 |
| **COMPANIES CONSOLIDATED ON AN EQUITY BASIS** | | | |
| **Automobiles Peugeot subsidiaries** | | | |
| Française de Mécanique<br>Haisnes - France | 50.00 | 50.00 | 50.00 |
| Société de Transmissions Automatiques<br>Barlin - France | 20.00 | 20.00 | 20.00 |
| Société Franco-Suédoise de Moteurs PRV<br>Douvrin - France | 50.00 | 50.00 | 50.00 |
| Société Européenne de Véhicules Légers<br>du Nord-Sevelnord<br>Paris - France | 30.77 | 50.00 | 50.00 |
| Gisevel<br>Paris - France | 25.00 | 50.00 | 50.00 |
| Sevelind<br>Paris - France | 25.00 | 50.00 | 50.00 |
| Società Europea Veicoli Leggeri - Sevel S.p.A.<br>Atessa - Italy | 25.00 | 50.00 | 50.00 |

| Companies | Percent direct | Percent of control | Percent consolidated |
|---|---|---|---|
| **PSA Finance Holding subsidiaries** | | | |
| Compagnie Générale de Crédit aux Particuliers - Crédipar Levallois-Perret - France | 50.00 | 50.00 | 50.00 |
| Banque Diffusion Industrielle Nouvelle - DIN Levallois-Perret - France | — | 49.80 | 49.80 |
| Banque Sofi-Sovac Levallois-Perret - France | — | 50.00 | 50.00 |
| Dicoma Levallois-Perret - France | — | 49.99 | 49.99 |
| Loca-Din Levallois-Perret - France | — | 50.00 | 50.00 |
| Compagnie pour la Location de Véhicules SOVAC Levallois-Perret - France | — | 50.00 | 50.00 |
| SOFIRA - Société de Financement des Réseaux Automobiles Paris - France | 100.00 | 100.00 | 100.00 |
| Société Nouvelle de Développement Automobile - SNDA Paris - France | 100.00 | 100.00 | 100.00 |
| Assupar Levallois-Perret - France | — | 49.99 | 49.99 |
| Société de Diffusion d'Assistance aux Particuliers S.D.A.PAR Levallois-Perret - France | — | 33.00 | 33.00 |
| Assupar-Vie Levallois-Perret - France | — | 50.00 | 50.00 |
| PSA Crédit Belgium S.A. Brussels - Belgium | 57.69 | 100.00 | 100.00 |
| PSA Financiering Nederland B.V. Rotterdam - Netherlands | — | 100.00 | 100.00 |
| PSA Financial Holding B.V. Rotterdam - Netherlands | 100.00 | 100.00 | 100.00 |
| Peugeot Finance International N.V. Amsterdam - Netherlands | — | 100.00 | 100.00 |
| P.A. Creditbank GmbH Neu-Isenburg - Germany | 100.00 | 100.00 | 100.00 |
| PSA Finanziaria Italia Milan - Italy | 1.00 | 100.00 | 100.00 |

| Companies | Percent direct | Percent of control | Percent consolidated |
|---|---|---|---|
| PSA Wholesale Ltd London - United Kingdom | 100.00 | 100.00 | 100.00 |
| PSA Crédit Company Ltd Hants - United Kingdom | 50.00 | 50.00 | 50.00 |
| PSA Finance PLC London - United Kingdom | — | 50.00 | 50.00 |
| PSA Finance (Suisse) S.A. Ostermudigen - Switzerland | 82.35 | 100.00 | 100.00 |
| P & C Bank (Osterreich) AG Vienna - Austria | 75.00 | 75.00 | 75.00 |
| PSA Credito - S.F.A.C. S.A. Lisbonne - Portugal | 90.00 | 99.60 | 99.82 |
| PSA Gestao - Comercio E Aluger de Viaturas Lisbonne - Portugal | 80.00 | 99.99 | 99.51 |
| PSA Credit España S.A. Madrid - Spain | 100.00 | 100.00 | 100.00 |
| COFIC - Compania de Financiacion S.A. Madrid - Spain | — | 100.00 | 100.00 |
| PSA Leasing España S.A. Madrid - Spain | 99.99 | 100.00 | 100.00 |
| **Peugeot S.A. subsidiaries** | | | |
| Société de Crédit à l'Industrie Automobile SOCIA Paris - France | 100.00 | 100.00 | 100.00 |
| Société Financière de Banque - SOFIB Paris - France | — | 100.00 | 100.00 |
| PSA International S.A. Geneva - Switzerland | 99.87 | 99.87 | 99.87 |

## AUTOMOBILES PEUGEOT

75, avenue de la Grande-Armée - 75116 Paris

**Group's holding: 100% (fully by Peugeot S.A.)**

**ACTIVITIES**

***Automobile manufacturer.***

Plants in: Sochaux-Montbéliard, Mulhouse, Poissy, Ryton (UK) and Villaverde (Spain).

Plants in: Dijon, Lille, Saint-Etienne, Sept-Fons, Vesoul, Valenciennes and Villers la Montagne.

| Economic data | 1994 | 1993 |
|---|---|---|
| **Production** (in number of vehicles) | **1,202,000** | 1,058,100 |
| **Sales** (in number of vehicles) | **1,209,200** | 1,061,900 |
| **Employees** | | |
| - Company | **41,900** | 43,800 |
| - Group | **69,200** | 73,000 |
| **Consolidated financial data** (in millions of FRF) | | |
| Net sales | **101,778** | 89,968 |
| Working capital provided from operations | **7,545** | 3,102 |
| Net income | **1,394** | (958) |
| Stockholders' equity | **30,644** | 29,318 |
| Capital expenditures | **6,047** | 5,758 |
| Dividend | **280** | — |

## AUTOMOBILES CITROËN

62, boulevard Victor-Hugo - 92200 Neuilly (Hauts-de-Seine)

**Group's holding: 100% (fully by Peugeot S.A.)**

**ACTIVITIES**

**Automobile manufacturer.**

Production sites in: Aulnay, Rennes, Vigo (Spain) and Mangualde (Portugal).

Plants in: Asnières, Caen and Charleville.

| Economic data | 1994 | 1993 |
|---|---|---|
| **Worldwide production** (in number of vehicles) | **787,800** | 693,500 |
| **Worldwide sales** (in number of vehicles) | **779,600** | 702,000 |
| **Employees** | | |
| - Company | **28,900** | 29,900 |
| - Group | **45,700** | 46,800 |
| **Consolidated financial data** (in millions of FRF) | | |
| Net sales | **70,653** | 64,592 |
| Working capital provided from operations | **4,416** | 1,540 |
| Net income | **184** | (2,341) |
| Stockholders' equity | **4,757** | 4,637 |
| Capital expenditures | **3,240** | 3,456 |
| Dividend | **—** | — |

## ECIA

Equipements et Composants pour l'Industrie Automobile
25400 Audincourt (Doubs)

**Group's holding: 70.86% (including Peugeot S.A.: 67.92%)**

**ACTIVITIES**

**Automotive equipments and motorcycles.**

Plants in: Audincourt, Beaulieu, Hérimoncourt (Doubs), Marines (Val-d'Oise), Hénin-Beaumont (Pas-de-Calais), Cercy-la-Tour (Nièvre), Cernay (Haut-Rhin) and Crévin (Ile-et-Vilaine).

| | 1994 | 1993 |
|---|---|---|
| **Employees** | | |
| - Company | **5,300** | 5,500 |
| - Group | **10,500** | 9,700 |
| **Consolidated financial data** (in millions of french francs) | | |
| Net sales | **8,298** | 6,851 |
| Working capital provided from operations | **766** | 629 |
| Net income | **306** | 235 |
| Stockholders' equity | **2,579** | 2,301 |
| Capital expenditures | **377** | 342 |
| Dividend | **38.5** | 31.7 |

## GEFCO

*77-81, rue du Mans - 92400 Courbevoie (Hauts-de-Seine)*

**Group's holding: 99.81 % (fully by Peugeot S.A.)**

**ACTIVITIES**

**Transport of vehicles and other goods.**

| | 1994 | 1993 |
|---|---|---|
| **Transport of vehicles** (en thousands) | **3,035** | 2,725 |
| **Transport of other goods** (in thousands of tons) | **6,503** | 5,896 |
| **Employees** | | |
| - Company | **2,307** | 2,176 |
| - Group | **4,700** | 4,600 |
| **Consolidated financial data** (in millions of FRF) | | |
| Net sales | **6,966** | 6,556 |
| Working capital provided from operations | **464** | 449 |
| Net income | **244** | 223 |
| Stockholders' equity | **1,284** | 1,441 |
| Capital expenditures | **206** | 235 |
| Dividend | **300** | 400 |

## PEUGEOT CITROËN MOTEURS - PCM

49, rue Noël-Pons - 92000 Nanterre (Hauts-de-Seine)

**Group's holding: 99.99 % (including Peugeot S.A.: 99.96%)**

**ACTIVITIES**
**Sale of PSA Peugeot Citroën engines to other car manufacturers and industries.**

| | 1994 | 1993 |
|---|---|---|
| **Activity** (in volume) | | |
| - diesel engines | **84,563** | 53,408 |
| - fuel engines | **772** | 2,405 |
| - gearboxes | **9,044** | 5,565 |
| **Employees** | **92** | 94 |
| **Parent company financial data** (in millions of FRF) | | |
| Net sales | **1,107.6** | 736.3 |
| Net income | **9.6** | 9.6 |
| Stockholders' equity | **84.7** | 85.1 |
| Capital expenditures | **3.7** | 3.1 |
| Dividend | **10.0** | 9.7 |

## PSA FINANCE HOLDING

75, avenue de la Grande-Armée - 75116 Paris

**Group's holding: 100 % (including Peugeot S.A.: 65.25%)**

**ACTIVITIES**
**Wholesale financing to Peugeot and Citroën dealers, both in France and abroad, and financing of retail sales and leasing.**

| | 1994 | 1993 |
|---|---|---|
| **Loans granted** | | |
| **- Wholesale** | | |
| in number of vehicles | **1,344,781** | 1,162,973 |
| amount (in millions of FRF) | **117,401** | 99,918 |
| **- Retail** | | |
| in number of new credits | **510,333** | 471,272 |
| amount (in millions of FRF) | **29,426** | 27,637 |
| **Consolidated financial data** (in millions of FRF) | | |
| **Statements of income** | | |
| Income before income taxes | **1,228** | 1,232 |
| Net income for the group | **836** | 823 |
| Net income for PSA Finance Holding | **768** | 765 |
| Dividend | **400** | 500 |
| **Balance sheets** | | |
| - Assets | | |
| • Finance receivables, nets | **40,956** | 35,612 |
| • Total | **45,951** | 40,280 |
| - Liabilities | | |
| • Stockholders' equity | **5,234** | 4,991 |
| • Total | **45,951** | 40,280 |

## SOCIETE DE CONSTRUCTIONS MECANIQUES PANHARD & LEVASSOR

18, avenue d'Ivry - 75013 Paris

**Group's holding: 99.99 % (including Peugeot S.A.: 99.95%)**

**ACTIVITIES**
**Armored vehicles.**
Plant in Marolles en Hurepoix (Essonne).

| | 1994 | 1993 |
|---|---|---|
| **Employees** | **297** | 312 |
| **Parent company financial data** (in millions of FRF) | | |
| Net sales | **428.9** | 431.4 |
| Net income | **4.8** | 0.3 |
| Stockholders' equity | **35.5** | 29.5 |
| Capital expenditures | **10.5** | 12.4 |
| Dividend | — | — |

## SOCIETE D'APPLICATIONS DES MACHINES MOTRICES - SAMM

Chemin de la Malmaison - 91570 Bièvres

**Group's holding: 99.99 % (fully by Peugeot S.A)**

**ACTIVITIES**
**Production of high-technology components.**

| | 1994 | 1993 |
|---|---|---|
| **Employees** | **465** | 459 |
| **Parent company financial data** (in millions of FRF) | | |
| Net sales | **308** | 276 |
| Working capital provided from operations | **47.5** | 34.7 |
| Net income | **13.2** | 13.9 |
| Stockholders' equity | **24.8** | 11 |
| Capital expenditures | **18.5** | 10.2 |
| Dividend | — | — |

## PSA INTERNATIONAL S.A.

62, quai Gustave Ador - 1027 Genève (Suisse)

**Group's holding: 99.9% (fully by Peugeot S.A.)**

**ACTIVITIES**

**Management of the group's foreign exchange operations.**

| | 1994 | 1993 |
|---|---|---|
| **Parent company financial data** (in millions of CHF) | | |
| Net intercompany receivables as of December 31 | **216.9** | 499.1 |
| Net financial income | **11.2** | 62.5 |
| Net income | **33** | 30.4 |
| Stockholders' equity | **162.7** | 139.7 |
| Dividend | **10** | 23 |
| **Total assets** | **1,264.7** | 1,099.6 |

## SOCIETE DE CREDIT A L'INDUSTRIE AUTOMOBILE SOCIA

75, avenue de la Grande-Armée - 75116 Paris

**Group's holding: 100% (fully by Peugeot S.A.)**

**ACTIVITIES**

**Management of the group's interest rate exposure.**

| | 1994 | 1993 |
|---|---|---|
| **Parent company financial data** (in millions of FRF) | | |
| Customer loans as at December 31 | **1.5** | 5.2 |
| Net income | **(91.7)** | (78.5) |
| Stockholders' equity | **280** | 321.7 |
| Dividend | **—** | — |

## SOCIETE FINANCIERE DE BANQUE - SOFIB

75, avenue de la Grande-Armée - 75116 Paris

**Group's holding: 100% (fully by SOCIA)**

**ACTIVITIES**

**Banking services for the dealer network.**

| | 1994 | 1993 |
|---|---|---|
| **Parent company financial data** (in millions of FRF) | | |
| Customer loans as at December 31 | **1,207** | 2,646 |
| Net income | **(95.3)** | (96.2) |
| Stockholders' equity | **99.2** | 144.5 |
| Dividend | **—** | — |

## GRANDE-ARMEE PARTICIPATIONS

75, avenue de la Grande-Armée - 75116 Paris

**Group's holding: 100% (fully by Peugeot S.A.)**

**ACTIVITIES**

**Holding company that owns a certain number of the group's share holdings.**

| **Consolidated financial data** (in millions of FRF) | 1994 | 1993 |
|---|---|---|
| Dividend | **62.7** | 52.0 |
| Net income | **35.9** | 49.5 |
| Stockholders' equity | **2,738.7** | 1,428.7 |
| Balance sheet | **3,166.8** | 1,743.4 |

## 1 ANNUAL GENERAL MEETING

### a First resolution

**Approval of the Report of the Managing Committee and the financial statements**

The General Meeting, having reviewed the annual financial statements, the consolidated financial statements, the Report of the Managing Committee, the Report of the Supervisory Board and the Auditors' Reports on the annual financial statements and the consolidated financial statements, approves the Report of the Managing Committee.

The General Meeting approves the 1994 unconsolidated financial statements showing net income of FF 1,372,548,453.

The General Meeting also approves the December 31, 1994 transfer of FF 22,436,441 from unappropriated retained earnings to untaxed reserves (special long-term capital gains reserve), as required under French fiscal consolidation rules.

### b Second resolution

**Appropriation of net income**

The General Meeting notes that distributable income, representing net income for the year of FF 1,372,548,453 less an amount of FF 20,062 transfered to the legal reserve plus retained earnings brought forward from prior years in an amount of FF 936,125,702, totals FF 2,308,654,093.

The General Meeting resolves to appropriate distributable income as follows:

| | |
|---|---|
| - To the payment of a dividend | FF 300,236,808 |
| - To untaxed reserves | FF 349,247,342 |
| - To other reserves | FF 1,000,000,000 |
| - To unappropriated retained earnings | FF 659,169,943 |

The dividend of FF 6 per share with a par value of FF 35 (FF 9.0 per share including the tax credit of FF 3.0) will be paid on July 6, 1995 on the basis proposed by the Managing Committee.

The General Meeting notes that the dividends and corresponding tax credits for the 1991 and 1992 financial years were as follows:

| Year | Shares outstanding | Net dividend | Tax already paid (tax credit) | Total |
|---|---|---|---|---|
| 1991 | 49,836,481 (par value FF 35) | FF 13.0 | FF 6.5 | FF 19.5 |
| 1992 | 49,998,160 (par value FF 35) | FF 10.0 | FF 5.0 | FF 15.0 |

No dividend was paid for 1993.

### c Third resolution

**Approval of the Auditors' Report on agreement with companies that have common directors**

The General Meeting, having heard the Auditors' Report on agreements with companies that have common directors, approves this Report and the transactions referred to.

### d Fourth resolution

**Re-election of a member of the Supervisory Board**

The General Meeting re-elects Mr. Roland Peugeot as a member of the Supervisory Board for a six-year term expiring at the Annual General Meeting called in 2001 to approve the 2000 financial statements.

### e Fifth resolution

**Re-election of a member of the Supervisory Board**

The General Meeting re-elects Mr. Jean Boillot as a member of the Supervisory Board for a six-year term expiring at the Annual General Meeting called in 2001 to approve the 2000 financial statements.

### f Sixth resolution

**Replacement of a Statutory Auditor following its merger**

The General Meeting notes that Befec-Mulquin & Associés, Statutory Auditor of the Company, has been merged into Befec-Price Waterhouse, 11 rue Margueritte, Paris 17e.

The General Meeting notes that, as a result of this merger, Befec-Price Waterhouse will take over as Statutory Auditor for the remainder of Befec-Mulquin & Associés' term of office, from the 1995 financial year to the Annual General Meeting called in 1999 to approve the 1998 financial statements.

### g Seventh resolution

**Authorization to issue bonds**

The General Meeting, having reviewed the Report of the Managing Committee, gives full discretionary authority to the Managing Committee to issue, on one or several occasions, by means of a private placement or a public offering, in France or abroad, secured or unsecured bonds denominated in French francs, foreign currencies, ECU or any other monetary unit based on a basket of currencies, up to a maximum nominal amounts equal or equivalent to FF 4,000,000,000. The amount of each issue, the form and timing thereof, the interest rate and the terms of issue and repayment shall be decided by the Managing

Committee. This authorization also covers the issue of subordinated perpetual bonds.

This authorization shall be valid until June 28, 2000.

The General Meeting gives full powers to the Managing Committee to carry out this or these issues, including the power to determine the characteristics of the bonds which may pay interest at a fixed or variable rate and carry a fixed or variable call premium, the amount of which shall not be taken into account in the above ceiling of FF 4,000,000,000.

This authorization replaces the authorization given to the Managing Committee at the Annual General Meeting of June 26, 1991.

### Eighth resolution

**Authorization to trade in the Company's shares**

The General Meeting authorizes the Company to trade in its own shares on the Stock Market in order to stabilize the market price.

The shares may be purchased at a maximum price of FF 1,500 per share and may be sold at a minimum price of FF 500. The Managing Committee may acquire a maximum of 5,000,000 shares under the present authorization, which is granted for a period of eighteen months from July 1, 1995 and replaces the previous authorization granted by the General Meeting on June 22, 1994.

## 2 EXTRAORDINARY GENERAL MEETING

### Ninth resolution

**Authorization to issue shares or share equivalents**

The General Meeting, having reviewed the Report of the Managing Committee and the Auditors' Special Report resolves, in application of the provisions of the French Companies Act of July 24, 1966 (Article 180.III, paragraph 3):

I. To give the Managing Committee full discretionary powers to increase the capital, on one or several occasions, for a period of 26 months from the date of this General Meeting.

The capital may be increased through:

a) The issue of:
- shares and/or securities directly or indirectly convertible, redeemable, exercisable or otherwise exchangeable for new shares, and/or;
- warrants to subscribe for Peugeot S.A. shares, including warrants attached to securities issued by Peugeot S.A. and/or any companies which are more than 50%-owned by Peugeot S.A., and/or.

b) The issue of bonus shares or an increase in the par value of existing shares, paid up by capitalizing profits, reserves or additional paid-in capital.

This authorization carries the following stipulations:
- the Peugeot S.A. shares issued pursuant to this authorization will carry the same rights as existing shares, except with regard to their cum dividend date;
- securities directly or indirectly convertible, redeemable, exercisable or otherwise exchangeable for new shares may be denominated in French francs, foreign currencies, ECU or any other monetary unit based on a basket of currencies.

II. The General Meeting further resolves that:

a) Any capital increases resulting from the issues referred to in a) and b) above (including any shares issued to protect the rights of holders of existing securities) may not have the effect of raising the capital - which currently stands at FF 1,751,381,380 - to more than FF 4,000,000,000.

b) The maximum nominal amount of any debt securities issued pursuant to this authorization may not exceed FF 4,000,000,000 or the equivalent in any other monetary unit.

Any issue or call premiums will not be taken into account for the purpose of determining the above ceilings.

III. The General Meeting resolves that:

a) If the Managing Committee issues shares with pre-emptive subscription rights, any shares not subscribed by stockholders exercising their pre-emptive rights are to be offered to the other stockholders who have taken up their share of the issue, prorata to their subscription rights or in the number requested, whichever is lower.

b) If any shares have not been taken up under this process, the Managing Committee may, at its discretion, either limit the issue to the number of shares subscribed, provided that they represent at least 3/4 of the proposed issue, or allocate the remaining shares as it thinks fit or offer them to the public.

c) In the case of a capital increase carried out by capitalizing reserves, profits or additional paid-in capital, rights to fractions of shares will not be transferable and will be sold, and the proceeds from the sale will be allocated among the holders of said rights within 30 days of the number of whole shares allocated to them being recorded in their account.

d) In the case of issue of compound securities, stockholders shall not have a pre-emptive right to subscribe for shares to be issued to holders of these securities.

IV. The General Meeting grants full authority to the Managing Committee to:

- Decide the type of securities to be issued based on market opportunities arising in France or abroad.
- Determine the terms and conditions of these issues, in accordance with legal and regulatory provisions specifically applicable to the securities concerned.
- Carry out any and all formalities, including legal publication formalities, enter into any and all agreements with financial institutions, take all appropriate measures to facilitate the subscription of the issues, amend the bylaws accordingly, and generally do everything necessary.

V. Effective from the date of this General Meeting, this authorization replaces the authorizations to increase the capital given to the Managing Committee at all earlier General Meetings, except for the authorization to grant stock options given at the Extraordinary General Meeting of June 24, 1992.

## J Tenth resolution

### Authorization to issue shares or share equivalents without pre-emptive subscription rights

The General Meeting, having reviewed the Report of the Managing Committee and the Auditors' Special Report, resolves that all or part of the maximum capital increase authorized in paragraph II a) of the Ninth Resolution may be carried out, if the Managing Committee thinks fit, through the issue of the shares and share equivalents referred to in the Ninth Resolution, in France and abroad, without pre-emptive subscription rights.

The General Meeting expressly waives stockholders' pre-emptive subscription rights, in advance, in cases where the Managing Committee decides to act on this authorization, provided that the issue price of each of the shares created upon subscription, redemption, conversion, exercise or exchange of securities is at least equal to the average of the prices quoted on the Paris Bourse on ten consecutive trading days selected from among the twenty trading days preceding the date of issue.

## K Eleventh resolution

### Authorization to increase the share capital while a public offer to acquire or exchange the Company's shares is in progress

The General Meeting resolves to extend to the next Annual General Meeting the expiry date of the authorization given to the Managing Committee to increase the share capital while a public offer to acquire or exchange the Company's shares is in progress, provided that subscription of the shares is not restricted.

## L Twelfth resolution

### Powers

The General Meeting grants full powers to a bearer of a copy or excerpt from the minutes of the General Meeting to perform all legal and other formalities, to comply with all publication requirements and to file such minutes with the Commercial Court.

# SHAREHOLDER INFORMATION

## SHARE PRICE RANGE

| (in French francs) | 1994 | | | 1993 | | | Percent change on previous year closing price |
|---|---|---|---|---|---|---|---|
| | **Highest** | **Lowest** | **December 31, 1994** | Highest | Lowest | December 31, 1993 | |
| Peugeot S.A. Share | **936** | **716** | **732** | 797 | 500 | 788 | - 7.1 |
| 2% convertible bond 1994/2001 | **1,054** | **903** | **919** | — | — | — | |
| SBF 250 index | **1,585.2** | **1,226.7** | **1,250.7** | 1,512.0 | 1,114.2 | 1,506.1 | - 17.0 |

## PEUGEOT S.A. SHARE TRANSACTIONS

| | 1994 | | 1993 | |
|---|---|---|---|---|
| | **Total** | **Daily average** | Total | Daily average |
| - in number of shares | **35,210,304** | **140,841** | 31,868,537 | 126,966 |
| - in value (FRF millions) | **29,114.8** | **116.5** | 19,747.5 | 78.7 |
| - in number of 2% convertible bond 1994/2001 | **2,454,341** | **12,522** | — | — |
| Ranking among French stocks (excluding fixes income bonds) | **8th** | **—** | 14th | — |

## SHARE CAPITAL HOLDING

| (known holdings higher than 5%) | December 31, 1994 | | December 31, 1993 | |
|---|---|---|---|---|
| | **Shares in percent** | **Voting rights** | Shares in percent | Voting rights |
| Ets Peugeot Frères<br>Société Foncière Financière et de Participations - FFP<br>LFPF - La Française de Participations Financières<br>Cogevam | **22.73** | **33.88** | 22.77 | 34.90 |
| Michelin Group | **5.81** | **8.67** | 5.81 | 8.93 |

## OTHER INFORMATION ABOUT THE SHAREHOLDER

### 1. Listing

Peugeot S.A. shares are listed on the Paris Stock Exchange, monthly settlement section, and the Brussels Stock Exchange. They are also traded on the Seaq-International market in London, on the Frankfurt over-the-counter market, and in the form of sponsored ADRs in the United States.

### 2. Status of the shares

The shares may be issued in registered or bearer form. Shareholders whose shares are registered directly with the Company enjoy the following benefits:
- they are note charged any fees
- they are notified of the dates of General Shareholders' Meetings
- they receive information about the Company's business
- their dividends are paid directly to them on a timely basis
- they are entitled to double voting rights on all shares registered in their name for a minimum of four years.

### 3. Disclosure thresholds

In addition to the legal disclosure thresholds, any person or company that becomes the direct or indirect holder of shares representing more than 2% of the issued capital is required to notify the Company, within five clear days of the shares being recorded in their account, disclosing the total number of shares held. Further disclosure is required for each additional 1% of the capital acquired, even beyond the first legal threshold of 5%.

### 4. Investor relations

Information concerning Peugeot S.A. can be obtained by shareholders from the Company's head office:

**Peugeot S.A.**
Division de l'Information Financière et des Titres
(Investor Relations Department)
75, avenue de la Grande-Armée, 75116 Paris
Tel.: 33 (1) 40.66.37.60 (Direct Line)
33 (1) 40.66.55.11 (Switchboard)
Fax.: 33 (1) 40.66.51.99

The French version of PSA Peugeot Citroën 1994 Annual Report is registered by the C.O.B. as « Document de Référence » no. R.95-046 dated May 26, 1995. Copies are available on request at Peugeot S.A., Investor Relations Department.

## PRICE RANGE ON PEUGEOT S.A. SHARES

(in French francs)


1,000
900
800
700
600
500
400
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M
1990
1991
1992
1993
1994
1995

## SHARE PRICE AND 2% CONVERTIBLE BOND 1994/2001 PRICE COMPARED TO THE SBF 250 INDEX


Peugeot S.A. Share
Convertible bond
(in French francs)
SBF 250 Index
1,100
1,000
900
800
700
600
1,650
1,550
1,450
1,350
1,250
1,150
JAN. 1994
FEB.
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPT.
OCT.
NOV.
DEC.
JAN. 1995
FEB.
MARCH

## MARKET CAPITALIZATION

| | **December 31, 1994** | December 31, 1993 |
|---|---|---|
| In value (FRF millions) | **36,627** | 39,400 |
| Ranking among French stocks (excluding fixed income bonds) | **19th** | 18th |

## AUTOMOBILE DIVISION

**AUTOMOBILES PEUGEOT**

GENERAL MANAGEMENT

**Jacques CALVET**
Chairman

**Yves BARBÉ**
Deputy Managing Director

**Frédéric SAINT-GEOURS**
Deputy Managing Director
Director-Sales and Marketing

**Jean-Louis SILVANT**
Deputy Managing Director
Director-Production

**Roland VARDANEGA**
Deputy Managing Director

EXECUTIVE MANAGEMENT COMMITTEE

**Yves de BELABRE**
Central Organization
and Management

**Jean-Serge BERTONCINI**
Data Processing

**Michel CAILLAULT**
Quality

**Alain CARRÉE**
Purchasing

**Pierre DUMONT**
Overseas Operations

**Pierre GOSSET**
Human Resources

**André MIGEOT**
Manufacturing Engineering

**Jean-Marc NICOLLE**
Corporate Planning

**Corrado PROVERA**
Communications

**Henri SAINTIGNY**
Research and Development

**AUTOMOBILES CITROËN**

GENERAL MANAGEMENT

**Jacques CALVET**
Chairman

**Xavier KARCHER**
Vice-Chairman, Managing Director

**Paul-Marie CHAVANNE**
Deputy Managing Director

**Claude SATINET**
Deputy Managing Director

EXECUTIVE MANAGEMENT COMMITTEE

**Jean-Serge BERTONCINI**
Data Processing

**Alain CARRÉE**
Purchasing

**François CUSEY**
Human Resources

**Eric EHRSAM**
Communications

**Luc EPRON**
Planning and Marketing

**Bernard GUERREAU**
Sales and Marketing (France)

**Yves JOUCHOUX**
Sales and Marketing (Europe)

**André MIGEOT**
Manufacturing Engineering

**Robert PEUGEOT**
Company Secretary
Organization, Quality

**Henri SAINTIGNY**
Research and Development

**Bernard TERQUEM**
Citroën International

**Jean WOLFF**
Manufacturing

**PEUGEOT TALBOT MOTOR COMPANY PLC**

**Frédéric SAINT-GEOURS**
Chairman

**Richard D. PARHAM**
Managing Director

**PEUGEOT TALBOT ESPAÑA S.A.**

**Eduardo SERRA REXACH**
Chairman

**Etienne OBERT de THIEUSIES**
Vice Chairman

**CITROËN HISPANIA S.A.**

**Ignacio BAYÓN MARINÉ**
Chairman

**Xavier KARCHER**
Vice Chairman

**Arnaud de DAVID-BEAUREGARD**
Managing Director

## COMMON ORGANIZATIONS

**SOGEDAC (Purchasing)**

**Alain CARRÉE**
Managing Director

**DIRECTION DES METHODES ET DES EQUIPEMENTS INDUSTRIELS (Manufacturing Engineering)**

**André MIGEOT**
Director

**DIRECTION DES ETUDES ET TECHNIQUES AUTOMOBILES (Research and Development)**

**Henri SAINTIGNY**
Director

**DIRECTION DES TECHNOLOGIES, DE L'INFORMATION ET DE L'INFORMATIQUE (Data Processing)**

**Jean-Serge BERTONCINI**
Director

**DIRECTION DES ACTIVITES SPORTIVES (Sport)**

**Pierre FAUCONNIER**
Director

## MECHANICAL ENGINEERING AND SERVICES DIVISION

**ECIA - EQUIPEMENTS ET COMPOSANTS POUR L'INDUSTRIE AUTOMOBILE**

**Georges NICOLET**
Chairman, Managing Director

**Pierre PEUGEOT**
Vice Chairman

**Louis DEFLINE**
Deputy Managing Director

**Bernard IRION**
Deputy Managing Director

**GEFCO**

**Pierre PEUGEOT**
Chairman

**Dominique PROVOST**
Managing Director

**PEUGEOT CITROËN MOTEURS**

**Roland VARDANEGA**
Chairman

**Hervé CUEFF**
Deputy Managing Director

**SOCIETE DE CONSTRUCTIONS MECANIQUES PANHARD & LEVASSOR**

**Tristan d'ALBIS**
Chairman

**Jacques TEXIER**
Managing Director

**SOCIETE D'APPLICATIONS DES MACHINES MOTRICES**

**Jacques TEXIER**
Chairman

**Daniel RIVIERE**
Managing Director

## FINANCIAL SERVICES

**PSA FINANCE HOLDING**

**Jean BLONDEAU**
Chairman

**Charles BARTHIER**
Vice Chairman, Managing Director

**COMPAGNIE GENERALE DE CREDIT AUX PARTICULIERS - CRÉDIPAR**

**Gérard FABRY**
Chairman

**Charles BARTHIER**
Managing Director

**Michel BRICOUT**
Member of the Managing Board

**Gilles ETRILLARD**
Member of the Managing Board

**SOCIETE DE FINANCEMENT DES RESEAUX AUTOMOBILES - SOFIRA**

**Jean BLONDEAU**
Chairman

**John F. LINDEN**
Managing Director

**Patrick SAADÉ**
Deputy Managing Director

**PSA INTERNATIONAL S.A.**

**Ernst SCHNEIDER**
Chairman

**Jean BLONDEAU**
Vice Chairman, Managing Director

**François SCHLUMBERGER**
Managing Director

**SOCIETE DE CREDIT A L'INDUSTRIE AUTOMOBILE - SOCIA**

**Jean BLONDEAU**
Chairman

**John F. LINDEN**
Managing Director

**Patrick SAADÉ**
Deputy Managing Director

12,500 copies of this report were printed.
Design and layout of cover and section introduction pages: Jean Evain - Photographer: Roger Turqueti.
Photos : Photolibrary of PSA Peugeot Citroën.
Layout: EURO RSCG EDIFI.
Publishing: LPF.
Printed in France.

PSA
PEUGEOT
CITROËN